Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-174091

PROSPECTUS

Environmental Solutions Worldwide, Inc.

Up to 42,440,907 Shares of Common Stock

Environmental Solutions Worldwide, Inc., or ESW, is distributing at no charge to the holders of our common stock, par value $0.001 per share, non-transferable subscription rights to purchase up to an aggregate of 66,666,667 shares of our common stock at a subscription price of $0.12 per share, for up to an aggregate purchase price of $8.0 million in cash, or by the delivery to us by the holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by us to such holder, or a combination thereof. Each stockholder will receive one subscription right for each share of our common stock owned on June 9, 2011, and each subscription right will entitle its holder to purchase 0.51494 shares of our common stock at the subscription price. We expect the total purchase price of the shares offered in this rights offering to be approximately $8.0 million, assuming full participation, payable in cash, or by the delivery to us by the holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by us to such holder, or a combination thereof.

The purpose of this rights offering is to raise equity capital in a cost-effective manner that gives all of our stockholders the opportunity to participate. The net proceeds will be used for general working capital purposes, including the repayment, to the extent then outstanding, of indebtedness of ESW, including under existing promissory notes in the aggregate principal amount of $4.0 million in favor of Orchard Investments, LLC; Black Family 1997 Trust; Leon D. Black Trust UAD 11/30/92 FBO Alexander Black; Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black; Leon D. Black Trust UAD 11/30/92 FBO Joshua Black; Leon D. Black Trust UAD 11/30/92 FBO Victoria Black; Leon D. Black; John J. Hannan; and Richard Ressler. We refer to these notes as the “Bridge Loans” and to each of the lenders individually as a “Bridge Lender” and collectively as the “Bridge Lenders.”

The Bridge Lenders beneficially own in the aggregate 47,045,374 shares of our common stock, representing approximately 36% of our outstanding common stock. As such, the Bridge Lenders will receive subscription rights to purchase up to an aggregate of 24,225,760 shares of common stock (before giving effect to any oversubscriptions) in this rights offering. The Bridge Lenders have indicated to us that they intend to exercise their entire allocation of subscription rights, and we expect the total purchase price thereof to be approximately $2.9 million, payable by the delivery to us by the Bridge Lenders of an equivalent amount of principal and accrued and unpaid interest owed pursuant to the Bridge Loans.

We have entered into an investment agreement, which we refer to as the “Investment Agreement,” with the Bridge Lenders under which the Bridge Lenders have agreed to backstop the offering by purchasing from us, at the subscription price, any shares not purchased by our existing stockholders (after giving effect to any oversubscriptions), up to 29,166,667 shares of common stock, for a total purchase price of $3.5 million, which transaction we refer to as the “Backstop Commitment.” In addition to their rights to purchase shares pursuant to the rights offering and the Backstop Commitment, the Bridge Lenders have the option, in their sole discretion, to purchase from us, at the subscription price, any other shares not purchased by our existing stockholders through this rights offering, which we refer to as the “Purchase Option.”

If, after giving effect to this rights offering, the Backstop Commitment and the Purchase Option, any of the Bridge Lenders shall have been unable to exchange any portion of his or its Bridge Loans, we will offer each Bridge Lender the right to purchase additional shares of common stock at the subscription price (payable through the exchange of Bridge Loans for common stock) such that each Bridge Lender shall have exchanged all of his or its notes for shares of common stock, which we refer to as the “Additional Subscription Offer.” In addition, if Richard Ressler and Orchard Investments, LLC, which we refer to as the “Orchard Investors,” collectively acquire less than $1.0 million worth of shares of common stock as part of this rights offering, the Backstop Commitment, the Purchase Option and the Additional Subscription Offer, we have agreed to offer to the Orchard Investors an additional number of shares of common stock equal to the shortfall amount at the subscription price.

The rights offering to, and our other transactions with, the Bridge Lenders are being made in reliance on an exemption from the registration requirements of the Securities Exchange Act of 1933, as amended. Shares issued in respect of the Bridge Lenders’ participation in the rights offering and any shares issued pursuant to the Investment Agreement are not covered by the registration statement of which this prospectus forms a part.

The rights will expire at 5:00 p.m., New York City time, June 30, 2011, unless extended as described herein, which date we refer to as the expiration date. We may extend the period for exercising the rights in our sole discretion, subject to the terms of the Investment Agreement described below. You will have no right to rescind your subscriptions after receipt of your payment of the subscription price except as described in this prospectus. Rights that are not exercised prior to the expiration date will expire and have no value. Stockholders who do not participate in this rights offering will continue to own the same number of shares of our common stock and will own a smaller percentage of the total shares of our common stock issued and outstanding after this rights offering. Based on the transactions contemplated by the Investment Agreement, stockholders who participate in this rights offering and subscribe to the greatest number of shares of common stock permitted under this rights offering will own a smaller percentage of the total shares of our common stock issued and outstanding after this rights offering. There is no minimum number of shares that we must sell in order to complete the rights offering.

Our shares of common stock are traded on the OTCQB under the symbol “ESWW” and the Frankfurt Stock Exchange under the symbol “EOW.” The closing price of our shares of common stock on June 6, 2011 was $0.08 per share.

We are distributing the rights and offering the underlying shares of common stock directly to you. We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of rights in the rights offering and no commissions, fees or discounts will be paid in connection with the rights offering. Bay City Transfer Agency & Registrar is acting as the subscription agent. While certain of our directors, officers and other employees may solicit responses from you, those directors, officers and other employees will not receive any commissions or compensation for their services other than their normal compensation.

	Per Share	Total(1)
Subscription Price	$0.1200	$8,000,000
Estimated Expenses	$0.0034	$228,091
Net Proceeds to ESW	$0.1166	$7,771,909

(1)	Assumes the offering is fully subscribed

An investment in our common stock involves risks. See “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our securities are not being offered in any jurisdiction where the offer is not permitted under applicable local laws.

The date of this prospectus is June 9, 2011.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or any free writing prospectus we may authorize to be delivered to you. We have not authorized anyone to provide you with different or additional information. We are not making an offer of securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus regardless of its time of delivery, and you should not consider any information in this prospectus to be investment, legal or tax advice. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.

Unless we otherwise indicate or unless the context requires otherwise, all references in this registration statement to the “Company,” “ESW,” “we,” “us” or “our” refer to Environmental Solutions Worldwide, Inc. and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements regarding, among other things, our anticipated financial and operating results. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any modifications or revisions to these forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we caution investors that actual financial and operating results may differ materially from those projected in forward-looking statements made by, or on behalf of, us. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “plan,” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, or planned. We assume no obligation and do not intend to update these forward-looking statements.

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PROSPECTUS SUMMARY

The following summary provides an overview of certain information about us and this offering and may not contain all the information that is important to you. This summary is qualified in its entirety by, and should be read together with, the information contained in other parts of this prospectus. You should read this entire prospectus carefully before making a decision about whether to invest in our securities.

Environmental Solutions Worldwide, Inc.

We are engaged in the design, development, manufacture and sale of environmental and emission technologies. We are currently focused on the international medium duty and heavy duty diesel engine market for on-road and off-road vehicles as well as the utility engine, mining, marine, locomotive and military industries. We also offer engine and after treatment emissions verification testing and certification services.

Our focus is to be a leading player in the environmental emissions market by providing leading-edge catalyst technology as well as best-in-class engine and vehicle emissions testing services. Our strategy is centered on identifying and deploying resources against our “sweet-spot” products, where we have identified our core competencies and differentiation in the marketplace. Our core geographical focus is North America and we will opportunistically explore business development opportunities in other markets if accretive to us in the short term. By focusing financial, human and intellectual capital on our core competencies and markets, we are targeting profitable growth in the short term and value creation for our shareholders over the long term.

We were incorporated in the State of Florida in 1987. Our principal executive offices are located at 335 Connie Crescent, Concord, Ontario, Canada L4K 5R2. Our telephone number is (905) 695-4142. Our web site is www.cleanerfuture.com. Information contained on our web site does not constitute a part of this prospectus.

Effective February 17, 2011 and April 27, 2011, we became a party to certain note subscription agreements and issued unsecured subordinated promissory notes to each of the Bridge Lenders. Pursuant to these note subscription agreements and promissory notes, the Bridge Lenders agreed to make, and made, loans to us in the principal aggregate amount of $4.0 million, which we refer to as the “Bridge Loans,” subject to the terms and conditions set forth therein. The Bridge Loans bear interest at a rate of 10% per annum, payable in-kind on a monthly basis. The maturity date of the Bridge Loans is the earlier of: (i) the consummation of a rights offering of our common stock registered under the Securities Act of 1933, as amended, at a sale price of $0.12 per share pursuant to which we raise at least an incremental $3.5 million of cash and permit all Bridge Lenders to exchange their Bridge Loans (and the other Bridge Loans paid in-kind for the payment of interest under the Bridge Loans) for shares of common stock at such price per share, which we refer to as a “Qualified Offering,” or (ii) June 17, 2011. The Bridge Lenders, at their sole discretion, may extend the maturity date beyond June 17, 2011. We expect to request that the Bridge Lenders extend the maturity date of the Bridge Loans until the closing date of the transactions contemplated by the Investment Agreement, which is expected to occur within a few days after the closing of this rights offering. We understand from the Bridge Lenders that they will comply with this request. The purpose of this rights offering is to raise equity capital in accordance with the Bridge Loans. See “The Rights Offering — Background of the Rights Offering — The Bridge Loans” beginning on page 24.

The Rights Offering

Issuer	Environmental Solutions Worldwide, Inc.

Rights Granted
We will distribute to each stockholder of record on June 9, 2011 at no charge, one non-transferable subscription right for each share of our common stock then owned by such stockholder. The rights will be evidenced by non-transferable subscription rights certificates. If and to the extent that our stockholders exercise their right to purchase our common stock we will issue up to 66,666,667 shares and receive net proceeds of up to $7.8 million in cash, or by the delivery to us by the holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by us to such holder, or a combination thereof.

Subscription Rights
Through your basic subscription right, you are entitled to purchase 0.51494 shares of our common stock for each subscription right at the subscription price. We will not issue fractional shares, but rather will round down the aggregate number of shares you are entitled to receive to the nearest whole number.

Subscription Price
$0.12 per share, which shall be paid in cash or by the delivery to us by the holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by us to such holder, or a combination thereof.

Shares of Common Stock Outstanding after the Offering	230,076,232 shares, assuming full subscription.

Oversubscription Rights
We do not expect that all of our stockholders will exercise all of their basic subscription rights. If you fully exercise your basic subscription right, the oversubscription right of each right entitles you to subscribe for additional shares of our common stock unclaimed by other holders of rights in this offering at the same subscription price per share. If an insufficient number of shares are available to fully satisfy all oversubscription right requests, the available shares will be distributed proportionately among stockholders who exercised their oversubscription rights based on the number of shares each stockholder subscribed for under its basic subscription rights. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the subscription period.

Non-Transferability of Rights
The subscription rights are not transferable, other than to affiliates of the recipient (i.e. entities which control the recipient or are controlled by or under common control with the recipient) or a transfer of rights to the estate of the recipient upon the death of such recipient.

Record Date	As of 5:00 p.m., New York City time, on June 9, 2011.

Expiration Date	5:00 p.m., New York City time, on June 30, 2011, subject to extension or earlier termination.

Amendment, Extension and Termination
We may extend the expiration date at any time after the record date or we may amend or modify the terms of the rights offering. We also reserve the right to terminate the rights offering at any time prior to the expiration date for any reason, in which event all funds received in connection with the rights offering will be returned without interest or deduction to those persons who exercised their subscription rights.

Fractional Shares	We will not issue fractional shares of our common stock, but rather will round down the aggregate number of shares you are entitled to receive to the nearest whole share.

Procedure for Exercising Rights
You may exercise your subscription rights by properly completing and executing your rights certificate and delivering it, together with the subscription price for each share of common stock for which you subscribe, to the subscription agent on or prior to the expiration date. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your rights certificate to the subscription agent on time, you may follow the guaranteed delivery procedures described under “The Rights Offering — Guaranteed Delivery Procedures” beginning on page 30.

No Revocation
Once you submit the form of rights certificate to exercise any subscription rights, you may not revoke or change your exercise or request a refund of monies paid. All exercises of rights are irrevocable, even if you subsequently learn information about us that you consider to be unfavorable.

Payment Adjustments
If you send a payment that is insufficient to purchase the number of shares requested, or if the number of shares requested is not specified in the rights certificate, the payment received will be applied to exercise your subscription rights to the extent of the payment. If the payment exceeds the amount necessary for the full exercise of your subscription rights, including any oversubscription rights exercised and permitted, the excess will be returned to you as soon as practicable. You will not receive interest or a deduction on any payments refunded to you under the rights offering.

How Rights Holders Can Exercise Rights Through Others

If you hold our common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in the rights offering but you have not received this form.

How Foreign Stockholders and Other Stockholders Can Exercise Rights

The subscription agent will not mail rights certificates to you if you are a stockholder whose address is outside the United States or if you have an Army Post Office or a Fleet Post Office address. Instead, we will have the subscription agent hold the subscription rights certificates for your account. To exercise your rights, you must notify the subscription agent prior to 11:00 a.m., New York City time, at least three business days prior to the expiration date, and establish to the satisfaction of the subscription agent that you are permitted to exercise your subscription rights under applicable law. If you do not follow these procedures by such time, your rights will expire and will have no value.

Material U.S. Federal Income Tax Consequences

A holder will not recognize income or loss for U.S. Federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. For a detailed discussion, see “Certain Material U.S. Federal Income Tax Consequences” beginning on page 76. You should consult your tax advisor as to the particular consequences to you of the rights offering.

Issuance of Our Common Stock	We will issue certificates representing shares purchased in the rights offering as soon as practicable after the expiration of the rights offering.

Conditions
The completion of the rights offering is not subject to the satisfaction of any conditions. We reserve the right to amend, extend, cancel, terminate or otherwise modify the rights offering at any time before completion of the rights offering for any reason. See “The Rights Offering — Conditions to the Rights Offering.”

No Recommendation to Rights Holders
An investment in shares of our common stock must be made according to your evaluation of your own best interests and after considering all of the information herein, including the “Risk Factors” section of this prospectus. Neither we nor our board of directors are making any recommendation regarding whether you should exercise your subscription rights.

Use of Proceeds
The purpose of this rights offering is to raise equity capital in a cost-effective manner that gives all of our stockholders the opportunity to participate. Assuming the rights offering is fully-subscribed, the net proceeds available to us from the rights offering will be approximately $7.8 million in cash, or by the delivery to us by the holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by us to such holder, or a combination thereof. In the event we receive $7.8 million of cash as proceeds from the rights offering, then we will use a portion of the proceeds received by us to repay the outstanding amounts due under the Bridge Loans (approximately $4.1 million) and our Demand Credit Agreement with Canadian Imperial Bank of Commerce (“CIBC”), dated March 10, 2010, which we refer to as the “Demand Credit Agreement” (approximately $1.3 million). The Bridge Loans mature on June 17, 2011, and we expect to request that the Bridge Lenders extend the maturity date until the closing date of the transactions contemplated by the Investment Agreement, which is expected to occur within a few days after the closing of this rights offering. We understand from the Bridge Lenders that they will comply with this request. The Demand Credit Agreement matures on the earlier of the completion of this rights offering and June 30, 2011, and the lender has indicated that any reasonable request for an extension beyond June 30, 2011 will be considered in light of this rights offering. We will use the excess proceeds (approximately $2.4 million) for general working capital purposes. Alternatively, we may receive as proceeds from the rights offering the delivery to us of the Bridge Loans (approximately $4.1 million), in which case the balance of $3.6 million received in cash will be used for repayment of the Demand Credit Agreement (approximately $1.3 million) and the excess for general working capital purposes (approximately $2.4 million). In addition, we may incur further indebtedness, which may include additional financing arrangements with the Bridge Lenders, to fund our working capital needs prior to completion of this rights offering. In the event that we incur such indebtedness, we expect to use the proceeds from this rights offering for repayment thereof.

Bridge Lender Participation
The Bridge Lenders beneficially own in the aggregate 47,045,374 shares of our common stock, representing approximately 36% of our outstanding common stock. As such, the Bridge Lenders will receive subscription rights to purchase up to an aggregate of 24,225,760 shares of common stock (before giving effect to any oversubscriptions) in this rights offering. The Bridge Lenders have indicated to us that they intend to exercise their entire allocation of basic subscription rights, and we expect the total purchase price thereof to be approximately $2.9 million, payable by the delivery to us by the Bridge Lenders of an equivalent amount of principal and accrued and unpaid interest owed under the Bridge Loans. The rights offering is being made to the Bridge Lenders in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended. Shares issued in respect of the Bridge Lenders’ participation in the rights offering are not covered by the registration statement of which this prospectus forms a part. The Bridge Lenders are not soliciting participation by the holders of rights in the rights offering or engaging in any other marketing or sales activity in connection therewith.

Backstop Commitment and Investment Agreement

We have entered into the Investment Agreement with the Bridge Lenders which provides for the Backstop Commitment. Pursuant to the Backstop Commitment, the Bridge Lenders have agreed to collectively backstop this rights offering by purchasing from us, at the subscription price, any shares not purchased by our existing stockholders (after giving effect to any oversubscriptions), up to 29,166,667 shares of common stock, for a total purchase price of $3.5 million. In addition to their rights to purchase shares pursuant to the rights offering and the Backstop Commitment, we have offered to the Bridge Lenders the Purchase Option, pursuant to which the Bridge Lenders have the option, in their sole discretion, to purchase from us, at the subscription price, any other shares not purchased by our existing stockholders through this rights offering.

If, after giving effect to this rights offering, the Backstop Commitment and the Purchase Option, any of Bridge Lenders shall have failed to exchange any portion of his or its Bridge Loans, we will offer such Bridge Lender the right to purchase additional shares of common stock at the subscription price (payable through the exchange of the Bridge Loans for common stock) such that each Bridge Lender shall have exchanged all of his or its Bridge Loans for shares of common stock, which offer we refer to as the “Additional Subscription Offer.” In the event the Orchard Investors collectively acquire shares having a value of less than $1.0 million based on the subscription price after giving effect to the (i) the rights offering (including any over-subscription), (ii) the Backstop Commitment, (iii) the Purchase Option and (iv) purchases by the Orchard Investors pursuant to the Additional Subscription Offer (such shortfall in the value of shares purchased below $1.0 million, the “Shortfall Amount”), we have agreed, which offer we refer to as the “Special Additional Subscription Offer,” to offer to the Orchard Investors an additional number of shares of common stock having a value equal to the Shortfall Amount (based on the subscription price) at the subscription price.

The closing of the Investment Agreement is subject to satisfaction or waiver of customary conditions, including compliance with covenants and the accuracy of representations and warranties provided in the Investment Agreement, consummation of the rights offering and the receipt of all requisite approvals and authorizations under applicable law. If all the conditions to the Investment Agreement are met, the Backstop Commitment will ensure that we raise net proceeds of $6.2 million through the offering and the Backstop Commitment. If the Bridge Lenders elect to exercise the Purchase Option, we will raise net proceeds of $7.8 million through this offering and the transactions contemplated by the Investment Agreement.

Certain Anti-Dilution Rights
Pursuant to certain securities subscription agreements we entered into on (i) March 23, 2010 for 9% convertible debentures and (ii) November 9, 2010 and December 8, 2010 for units comprised of common stock and warrants to purchase shares of common stock, which we refer to as the “Prior Subscription Agreements,” the investors under the Prior Subscription Agreements were granted certain anti-dilution rights. The closing of this rights offering and the consummation of the transactions under the Investment Agreement will result in the investors collectively receiving approximately 22,500,000 additional shares of common stock under the Prior Subscription Agreements, which we refer to as the Anti-Dilution Shares.

Subscription Agent	Bay City Transfer Agency & Registrar

For additional information concerning the rights offering, see “The Rights Offering,” beginning on page 24.

Before investing in our common stock, you should carefully read and consider the information set forth in “Risk Factors” beginning on page 12 of this prospectus and all other information appearing elsewhere in this prospectus.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

Q:	What is a rights offering?

A:	A rights offering is an opportunity for you to purchase additional shares of our common stock at a fixed price and in an amount at least proportional to your existing interest in us. However, based on the transactions contemplated by the Investment Agreement, your percentage ownership of us may decrease even if you subscribe to the greatest number of shares of common stock as permitted under this rights offering. See “The Rights Offering — Shares of Common Stock Outstanding After the Rights Offering” beginning on page 33.

Q:	Why are we engaging in a rights offering, how did we decide on a maximum aggregate gross proceeds of $8.0 million, and how will we use the proceeds from the rights offering?

A:	The purpose of this rights offering is to raise equity capital in a cost-effective manner that gives all of our stockholders the opportunity to participate. The net proceeds will be used for repayment of the Bridge Loans and the Demand Credit Agreement and general working capital purposes. We decided to raise up to approximately $8.0 million of gross proceeds based on our obligations to repay indebtedness under the Bridge Loans and Demand Credit Agreement and projected working capital, capital investment and other general corporate needs.

Q:	How was the $0.12 per share subscription price established?

A:	In setting the subscription price, we reviewed and considered a number of factors, including the amount of proceeds desired, our need for liquidity and equity capital, alternatives available to us for raising equity capital, the historic market price, the liquidity and the historic volatility of the market price of our common stock, the historic trading volume of our common stock, our business prospects, our recent and anticipated operating results, the price at which our stockholders might be willing to participate in the rights offering, the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis and general conditions in the securities market. The subscription price for this rights offering was proposed to, reviewed and approved by the disinterested members of our board of directors. The subscription price is not necessarily related to the book value of our assets, net worth, past operations, cash flows, losses, financial condition, or any other established criteria for valuing us and may or may not be considered the fair value of our common stock to be offered in the rights offering. You should not assume or expect that, after the rights offering, our common shares will trade at or above the subscription price. We can give no assurance that our common shares will trade at or above the subscription price in any given time period.

Q:	Am I required to subscribe in the rights offering?

A:	No.

Q:	What is the basic subscription right?

A:	Each subscription right evidences a right to purchase 0.51494 shares of our common stock at a subscription price of $0.12 per share, which shall be paid in cash or by the delivery to us by the holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by us to such holder, or a combination thereof.

Q:	What is the oversubscription right?

A:	We do not expect that all of our stockholders will exercise all of their basic subscription rights. If you fully exercise your basic subscription right, the oversubscription right of each right entitles you to subscribe for additional shares of our common stock unclaimed by other holders of rights in this offering at the same subscription price per share. If an insufficient number of shares are available to fully satisfy all oversubscription right requests, the available shares will be distributed proportionately among stockholders who exercised their oversubscription rights based on the number of shares each stockholder subscribed for under its basic subscription rights. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the subscription period.

Q:	Who will receive subscription rights?

A:	Holders of our common stock will receive one non-transferable subscription right for each share of common stock owned as of June 9, 2011, the record date.

Q:	How many shares may I purchase if I exercise my subscription rights?

A:	You will receive one non-transferable subscription right for each share of our common stock that you owned on June 9, 2011, the record date. Each subscription right evidences a right to purchase 0.51494 shares of our common stock at a subscription price of $0.12 per share, payable in cash, an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by us, or a combination thereof. You may exercise any number of your subscription rights.

Q:	What happens if I choose not to exercise my subscription rights?

A:	If you choose not to exercise your subscription rights you will retain your current number of shares of common stock. As a result, the percentage of the common stock that you own will decrease and your voting rights and other rights will be diluted.

Q:	Do you need to achieve a certain participation level in order to complete the rights offering?

A:	No. We may choose to consummate, amend, extend or terminate the rights offering regardless of the number of shares actually purchased.

Q:	Can you terminate the rights offering?

A:	Yes. Our board of directors may decide to terminate the rights offering at any time prior to the expiration of the rights offering, for any reason. If we cancel the rights offering, any money or indebtedness received from subscribing stockholders will be refunded as soon as practicable, but no later than 10 business days from the announcement that the rights offering is terminated, without interest or a deduction on any payments refunded to you under the rights offering. See “The Rights Offering — Expiration of the Rights Offering and Extensions, Amendments and Termination.”

Q:	May I transfer my subscription rights if I do not want to purchase any shares?

A:	No. Should you choose not to exercise your rights, you may not sell, give away or otherwise transfer your rights. However, rights will be transferable to affiliates of the recipient (i.e. entities which control the recipient or are controlled by or under common control with the recipient) and by operation of law, for example, upon the death of the recipient.

Q:	When will the rights offering expire?

A:	The subscription rights will expire and will have no value, if not exercised prior thereto, at 5:00 p.m., New York City time, on June 30, 2011, unless we decide to extend the rights offering expiration date until some later time or terminate it earlier. See “The Rights Offering — Expiration of the Rights Offering and Extensions, Amendments and Termination.” The subscription agent must actually receive all required documents and payments in cash, or by the delivery to us by the holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by us to such holder, or a combination thereof, before the expiration date. There is no maximum duration for the rights offering.

Q:	How do I exercise my subscription rights?

A:	You may exercise your subscription rights by properly completing and executing your rights certificate and delivering it, together in full with the subscription price for each share of common stock you subscribe for, to the subscription agent on or prior to the expiration date. If you use the mail, we recommend that you use insured, registered mail and return receipt requested. If you cannot deliver your rights certificate to the subscription agent on time, you may follow the guaranteed delivery procedures described under “The Rights Offering — Guaranteed Delivery Procedures” beginning on page 30.

Q:	What should I do if I want to participate in the rights offering but my shares are held in the name of my broker, custodian bank or other nominee?

A:	If you hold our common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in the rights offering but you have not received this form.

Q:	What should I do if I want to participate in the rights offering, but I am a stockholder with a foreign address or a stockholder with an Army Post Office or Fleet Post Office address?

A:	The subscription agent will not mail rights certificates to you if you are a stockholder whose address is outside the United States or if you have an Army Post Office or a Fleet Post Office address. To exercise your rights, you must notify the subscription agent prior to 11:00 a.m., New York City time, at least three business days prior to the expiration date, and establish to the satisfaction of the subscription agent that you are permitted to exercise your subscription rights under applicable law. If you do not follow these procedures by such time, your rights will expire and will have no value.

Q:	Will I be charged a sales commission or a fee if I exercise my subscription rights?

A:	We will not charge a brokerage commission or a fee to rights holders for exercising their subscription rights. However, if you exercise your subscription rights through a broker, dealer or nominee, you will be responsible for any fees charged by your broker, dealer or nominee.

Q:	Has the board of directors made a recommendation regarding the rights offering?

A:	Neither the Company nor our board of directors is making any recommendation as to whether you should exercise your subscription rights. You are urged to make your decision based on your own assessment of the rights offering, after considering all of the information herein, including the “Risk Factors” section of this prospectus, and your best interests.

Q:	May stockholders in all states participate in the rights offering?

A:	Although we intend to distribute the rights to all stockholders, we reserve the right in some states to require stockholders, if they wish to participate, to state and agree upon exercise of their respective rights that they are acquiring the shares for investment purposes only, and that they have no present intention to resell or transfer any shares acquired. Our securities are not being offered in any jurisdiction where the offer is not permitted under applicable local laws.

Q:	Is the exercise of my subscription rights risky?

A:	The exercise of your subscription rights involves significant risks. Exercising your rights means buying additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors,” beginning on page 12.

Q:	How many shares of our common stock will be outstanding after the rights offering?

A:	The number of shares of our common stock that will be outstanding after the rights offering will depend on the number of shares that are purchased in the rights offering and pursuant to the Investment Agreement. If we sell all of the shares being offered in the rights offering, the Additional Subscription Offer and the Special Additional Subscription Offer, then we will issue approximately 100,612,465 shares of common stock. In that case, we will have approximately 230,076,232 shares of common stock outstanding after the rights offering, the consummation of the transactions contemplated by the Investment Agreement, and after giving effect to the issuance of the Anti-Dilution Shares. This would represent an increase of approximately 78% in the number of outstanding shares of common stock. See “The Rights Offering — Shares of Common Stock Outstanding After the Rights Offering” on page 33.

Q:	What will be the proceeds of the rights offering?

A:	If we sell all the shares being offered, we will receive net proceeds of approximately $7.8 million in cash, or by the delivery to us by the holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by us to such holder, or a combination thereof. We are offering shares in the rights offering with no minimum purchase requirement. In the event we receive $7.8 million of cash as net proceeds from the rights offering, then we will use a portion of the proceeds received by us to repay the outstanding amounts due under the Bridge Loans (approximately $4.1 million) and the Demand Credit Agreement (approximately $1.3 million). The Bridge Loans mature on June 17, 2011, and we expect to request that the Bridge Lenders extend the maturity date until the closing date of the transactions contemplated by the Investment Agreement, which is expected to occur within a few days after the closing of this rights offering. We understand from the Bridge Lenders that they will comply with this request. The Demand Credit Agreement matures on the earlier of the completion of this rights offering and June 30, 2011, and the lender has indicated that any reasonable request for an extension beyond June 30, 2011 will be considered in light of this rights offering. We will use the excess proceeds (approximately $2.4 million) for general working capital purposes. Alternatively, we may receive as proceeds from the rights offering the delivery to us of the Bridge Loans (approximately $4.1 million), in which case the balance of $3.6 million received in cash will be used for repayment of the Demand Credit Agreement (approximately $1.3 million) and the excess for general working capital purposes (approximately $2.4 million). In addition, we may incur further indebtedness, which may include additional financing arrangements with the Bridge Lenders, to fund our working capital needs prior to completion of this rights offering. In the event that we incur such indebtedness, we expect to use the proceeds from this rights offering for repayment thereof.

Q:	After I exercise my rights, can I change my mind and cancel my purchase?

A:	No. Once you exercise and send in your subscription rights certificate and payment, as provided herein, you cannot revoke the exercise of your subscription rights, even if you later learn information about us that you consider to be unfavorable and even if the market price of our common stock falls below the $0.12 per share subscription price. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a price of $0.12 per share. See “The Rights Offering — No Revocation or Change.”

Q:	What are the material U.S. Federal income tax consequences of exercising my subscription rights?

A:	A holder will not recognize income or loss for U.S. Federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. For a detailed discussion, see “Certain Material U.S. Federal Income Tax Consequences.” You should consult your tax advisor as to the particular consequences to you of the rights offering.

Q:	If the rights offering is not completed, for any reason, will my subscription payment be refunded to me?

A:	Yes. If the rights offering is not completed, for any reason, any cash received from subscribing stockholders will be refunded as soon as practicable, without interest or deduction, and any indebtedness received from subscribing stockholders, which will accrue interests in accordance with its terms while held by the subscription agent, will be returned as soon as practicable, without deduction.

Q:	If I exercise my subscription rights, when will I receive shares of common stock I purchased in the rights offering?

A:	We will deliver certificates representing the shares of our common stock purchased in the rights offering as soon as practicable after the expiration of the rights offering and after all pro rata allocations and adjustments have been completed. We will not be able to calculate the number of shares to be issued to each exercising holder until 5:00 p.m., New York City time, on the third business day after the expiration date of the rights offering, which is the latest time by which subscription rights certificates may be delivered to the subscription agent under the guaranteed delivery procedures described under “The Rights Offering — Guaranteed Delivery Procedures.”

Q:	To whom should I send my forms and payment?

A:	If your shares are held in the name of a broker, dealer or other nominee, then you should send your subscription documents, rights certificate and payment in cash or by the delivery to us by the holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by us to such holder, or a combination thereof, to that record holder. If you are the record holder, then you should send your subscription documents, rights certificate and payment, as provided herein, by hand delivery, first class mail or courier service to Bay City Transfer Agency & Registrar, the subscription agent. The address for delivery to the subscription agent is as follows:

By Mail:	By Overnight Delivery:
Bay City Transfer Agency & Registrar Trust Account P.O. Box 874 Bay City, MI 48707	Bay City Transfer Agency & Registrar 300 Center Avenue, Suite 202B Bay City, MI 48708

Your delivery to a different address or other than by the methods set forth above will not constitute valid delivery.

Q:	What if I have other questions?

A:	If you have other questions about the rights offering, please contact us at Environmental Solutions Worldwide, Inc., 335 Connie Crescent, Concord, Ontario, Canada L4K 5R2 or by telephone at (905) 695-4142.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the risks described below and all of the other information contained in this prospectus before you make a decision to participate in the offering and purchase shares of our common stock. If any of these risks occur, our business, financial condition or results of operations could suffer, and you could lose part or all of your investment.

Risks Related to Our Company

If the rights offering and the transactions contemplated by the Investment Agreement are not consummated or we are not able to obtain alternative financing, we may not have an immediate source of funds to meet our working capital requirements and to satisfy our repayment obligations under the Bridge Loans.

We have limited funds and are dependent upon the consummation of the rights offering and the transactions contemplated by the Investment Agreement to fund our working capital needs. If we fail to consummate this rights offering or the transactions contemplated by the Investment Agreement, we may not be able to execute our current business plan and fund business operations long enough to achieve profitability. Our ultimate success is therefore dependent upon our ability to raise additional capital through this rights offering and the transactions contemplated by the Investment Agreement.

Moreover, we are dependent upon the consummation of the rights offering and the transactions contemplated by the Investment Agreement to fulfill our obligations under the Bridge Loans and the Demand Credit Agreement. We have incurred an aggregate of $4.1 million of indebtedness (which includes accrued interest) under the Bridge Loans, and as of June 6, 2011, we have outstanding indebtedness under the Demand Credit Agreement of $1.3 million. The Bridge Loans mature on June 17, 2011, and we expect to request that the Bridge Lenders extend the maturity date until the closing date of the transactions contemplated by the Investment Agreement, which is expected to occur within a few days after the closing of this rights offering. We understand from the Bridge Lenders that they will comply with this request. The Demand Credit Agreement matures on the earlier of the completion of this rights offering and June 30, 2011, and the lender has indicated that any reasonable request for an extension beyond June 30, 2011 will be considered in light of this rights offering. In the absence of deleveraging our balance sheet and restructuring our capital structure (whether as a result of this rights offering and the Investment Agreement or otherwise), we may not have sufficient liquidity to satisfy our obligations under the Demand Credit Agreement and the Bridge Loans and to continue our current operations. In this event, we could face a default and acceleration of our debt and other obligations.

There can be no assurance that this rights offering or the transactions contemplated by the Investment Agreement will be consummated. If we fail to consummate this rights offering and the transactions contemplated by the Investment Agreement, we will be forced to seek alternative sources of capital to support our business operations. Future financings through equity investments are likely to be dilutive to existing stockholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuance of incentive awards under equity employee incentive plans, which may have additional dilutive effects to existing stockholders. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations.

Our ability to obtain needed financing may be impaired by such factors as the condition of the economy and capital markets, both generally and specifically in our industry, and the fact that we are not profitable, which could impact the availability or cost of future financings.

If the amount of capital we are able to raise from financing activities, together with our revenues and cash flows from operations, is not sufficient to satisfy our capital needs, we may be required to cease operations.

Our auditor has expressed substantial doubt as to our ability to continue as a going concern.

Based on our experience of negative cash flows from operations and our dependency upon future financing, our auditor has expressed substantial doubt as to our ability to continue as a going concern.

We have sustained recurring operating losses. As of December 31, 2010, we had an accumulated deficit of $44.0 million and cash and cash equivalents of $0.1 million and were in violation of certain financial covenants under the Demand Credit Agreement for which a waiver was obtained. As of March 31, 2011, we had an accumulated deficit of $47.0 million and cash and cash equivalents of $1.0 million. There can be no assurance that we will be successful in achieving sufficient cash flow from operations in the near future and there can be no assurance that we will either achieve or maintain profitability in the future. As a result, there is substantial doubt regarding our ability to continue as a going concern. We will require additional financing to fund our continuing operations. We have sought additional funds through the Bridge Loans, this rights offering and the Investment Agreement. Our ability to continue as a going concern is dependent on obtaining additional financing through this rights offering and the transactions contemplated by the Investment Agreement and achieving and maintaining a profitable level of operations. The outcome of these matters cannot be predicted at this time, and we can provide no assurance that we will be able to raise additional funds.

Even if we are able to raise additional cash or obtain financing through the public or private sale of debt or equity securities, funding from joint-venture or strategic partners, debt financing or short-term loans, the terms of such transactions may be unduly expensive or burdensome to us or disadvantageous to our existing stockholders.

We may need additional financing after completion of this rights offering, which may be unavailable or costly.

Even if we are successful in consummating this rights offering and the transactions contemplated by the Investment Agreement, our ability to meet our financial projections and obligations will then depend on our ability to achieve our operating plan.

We may be unable to implement certain elements of our operating plan following completion of this rights offering due to continuing pressures on our operating cash flow. Our ability to achieve and sustain operating profitability will depend on many factors, including actions taken by regulatory bodies relating to the verification and certification of our products, the extent to which our products obtain market acceptance, the timing and size of customer purchases, and customers and distributors concerns about the stability of our business which could cause them to seek alternatives to our products. Our sales are unpredictable in light of the highly competitive environment that is focused on federal and state-level public budgets. If we receive a large order (defined by management as one in which monthly production and deliveries would exceed $2 million), we will need to either negotiate extremely favorable payment terms providing for at least some advance payment or we will need to obtain either debt or equity financing to allow us to meet our working capital needs. In addition, our business, our future performance and our liquidity will be affected by general industry and market conditions and growth rates and general economic and political conditions, including the global economy and other future events.

Consequently, we may have to raise additional funds, which may be costly, to operate our business and provide other needed capital, and we may be unable to do so on favorable terms or at all. Our actual funding requirements could vary materially from our current estimates. We base our financial projections on assumptions that we believe are reasonable but which contain significant uncertainties that could affect our business, our future performance and our liquidity. If we are unable to access the capital and commercial bank credit markets, obtain additional equity capital, sell assets or otherwise raise additional financing in a timely manner, our financial condition and ability to operate our business will be significantly affected and one possible outcome may be bankruptcy or insolvency.

In addition, our senior management has spent, and will continue to spend, significant time managing these liquidity and other planning issues, which diverts management’s attention from operational and other business concerns and could negatively affect our results of operations.

In the past, we have failed to meet certain covenants included in the Demand Credit Agreement. If we are unable to raise sufficient funds through this rights offering, restructure the Demand Credit Agreement or find alternative financing, we would encounter difficulties in funding our operations, which would have a material adverse affect on our business, financial condition and results of operations.

We have relied upon the Demand Credit Agreement to meet a portion of our working capital requirements. As of June 6, 2011, we had $1.3 million of outstanding indebtedness under the Demand Credit Facility. Borrowings under the facility are limited to a percentage of accounts receivable plus a percentage of inventories (capped at $1.0 million or 50% of the accounts receivable portion) less any prior ranking claims. The Demand Credit Agreement contains covenants regarding our maintenance of an adjusted net worth of $4.0 million and an adjusted current ratio of at least 1.25 to 1. From November 8, 2010 through December 31, 2010, we received waivers of certain financial covenants under the Demand Credit Agreement. Without the waivers, we would not have been in compliance with the covenants. We are dependent upon this rights offering or alternative equity financing to comply with the terms of the Demand Credit Agreement. The Demand Credit Agreement matures on the earlier of the completion of this rights offering and June 30, 2011. The lender advised us that any reasonable request for an extension beyond June 30, 2011 will be considered in light of this rights offering. In the event that we do not complete this rights offering by June 30, 2011, we cannot assure you that we ultimately reach an agreement with the lender regarding an extension of the maturity date or other restructuring of the loan or that any such agreement will be on favorable terms to us. Our ability to restructure or refinance the Demand Credit Agreement depends on the condition of the capital markets and our financial condition. Any refinancing of the Demand Credit Agreement could be at higher interest rates and may require us to comply with different covenants, which could restrict our business operations.

If we are unsuccessful in restructuring the Demand Credit Agreement or in finding a suitable alternative, the lender could accelerate all of our outstanding debt and we would encounter difficulties in funding our operations. As a result, we could be required to dispose of material assets or operations or raise alternative funding through the issuance of debt or equity securities. There is no assurance that we would be able to consummate such dispositions or that we will be able to raise additional cash or obtain financing through the public or private sale of debt or equity securities in terms that are favorable to us or advantageous to our existing shareholders.

If we fail to restructure or otherwise repay our debt, or if we are required to use a significant portion or all of our cash and current assets to repay our debt, our business, financial condition and results of operations would be materially adversely affected.

Our results may fluctuate due to certain regulatory, marketing and competitive factors over which we have little or no control.

The factors listed below, some of which we cannot control, may cause our revenues and result of operations to fluctuate significantly:

•	actions taken by regulatory bodies relating to the verification and certification of our products;

•	the extent to which our products obtain market acceptance;

•	the timing and size of customer purchases; and

•	customer and distributors concerns about the stability of our business which could cause them to seek alternatives to our products.

We are currently dependent on a few major customers / distributors for a significant portion of our revenues.

We recorded sales from 30 customers/distributors in fiscal year 2010 as compared to 26 in fiscal year 2009. Three of our distributors/customers accounted for 21%, 19%, and 13%, respectively, of our revenue in the fiscal year 2010. Three of our customers accounted for 45%, 20%, and 9%, respectively, of our revenue for the fiscal year 2009. We will continue to establish long-term relationships with new customers and foster greater opportunities with existing distributors. The loss of, or major reduction in business from, one or more of the major distributors could have a material adverse effect on our liquidity, financial position, or results of operations.

We do not have a long history of selling and marketing our products.

At the current time, we have limited marketing capabilities as compared to many of our competitors. We do not have a large sales, promotion and marketing budget. We are constrained by the lack of working capital and our ability to raise the necessary cash flow from business operations to re-invest in our marketing programs. As a result of our limited marketing capabilities, we are forced to rely upon customer/distributor referrals, trade publications and a small sales force. Our competitors have direct advertising and sales promotion programs for their products as well as sales and marketing personnel that may have a competitive advantage over us in contacting prospective customers/distributors. Our position in the industry is considered minor in comparison to that of our competitors. We continue to develop and explore new marketing methods and techniques such as, trade show representation and sales programs directed toward customers / distributors. Our ability to compete at the present time is limited. Our success depends upon the ability to market, penetrate and expand markets and form alliances with third party distributors.

There can be no assurances that:

•	our selling efforts will be effective;

•	we will obtain an expanded degree of market acceptance; or

•	we will be able to successfully form additional relationships with distributors to market our products.

We depend upon the marketability of our core products.

Catalytic converters are our primary products. We may have to cease operations if our primary products fail to achieve market acceptance and/or generate significant revenues. Additionally, the marketability of our products is dependent upon obtaining and maintaining verification and certifications as well as the effectiveness of the product in relation to various environmental regulations as well as competitor’s products in the various jurisdictions we market and sell our products.

We may not be able to obtain direct or indirect regulatory certification or verification approvals with respect to certain products.

The industry that we operate in is regulated. In the U.S. these regulations are enforced by U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board (“CARB”). We plan to further develop and market catalytic converter products and support technologies that meet new regulations enforced by these agencies. See “Business — Product Certification.” If we are unable to demonstrate the feasibility of these products or obtain in a timely manner the verification and or certifications for our products from such regulatory agencies as the EPA or CARB, we may have to abandon the products or alter our business plan. Such modifications to our business plan will have an adverse effect on revenue and our ability to achieve profitability. The regulatory approval process with EPA and CARB is complex and requires lengthy durability testing which must precede final certification/verification of our products. We do not control the timeliness of the certification/verification process; however, we have taken steps to ensure the efficacy of our contribution to the certification/verification process.

We face constant changes in governmental standards by which our products are evaluated.

We believe that due to the constant focus on the environment and clean air standards throughout the world, we will be required in the future to adhere to new and more stringent regulations. Governmental agencies constantly seek to improve standards required for verification and or certification of products intended to promote clean air. In the event our products fail to meet these ever changing standards, some or all of our products may become obsolete or de-listed from government verification having a direct negative effect on our ability to generate revenue and become profitable.

We do not have a long history of manufacturing our products and do not have a long history of manufacturing our products in commercial quantities.

We may encounter difficulties in ramping up production of current and any future products due to:

•	lack of working capital;

•	quality control and assurance issues;

•	raw material supplies, lead times and prices;

•	shortages of qualified personnel; and

•	equipment capable of producing large quantities

Any of the foregoing would affect our ability to meet increases in demand should our products gain market acceptance and reduce growth in our sales revenues.

We face intense competition and rapid technological advances from competitors.

Competition among companies that provide solutions for pollutant emissions from diesel engines is intense. Several companies market products that compete directly with our products. Other companies offer products that potential customers may consider to be acceptable alternatives to our products and services. We face direct competition from companies with far greater financial, technological, manufacturing and personnel resources, including Corning, NGK and Emitec. Corning and NGK are the two major manufacturers of ceramic cores, which are integral components in current catalytic converter production, and Emitec is the major manufacturer of metal cores. We also face direct competition with companies like BASF/Engelhard and Johnson Matthey, who purchase their substrates from others, and do further processing with their own formulas and fabrication for direct sale to the market place. Newly developed products could be more effective and cost efficient than our current products or those we may develop in the future. Many of our current and potential future competitors have substantially more engineering, sales and marketing capabilities, substantially greater financial, technological and personnel resources, and broader product lines than us. We also face indirect competition in the form of alternative fuel consumption vehicles such as those using methanol, hydrogen, ethanol and electricity.

We claim certain proprietary rights in connection with the design and manufacture of our products.

The protections provided by patents and those sought by pending patents are important to our business, although we believe that no individual right is material to our business at the present time. There can be no assurance that these patents, combined with pending patent applications or existing or future trade secret protections that we seek will survive legal challenge, or provide meaningful levels of protection. Additionally, there can be no assurances when these patents or pending patents may be assigned to us directly. The Canadian patent registered to one of our subsidiaries only affords protection against the manufacture, use or sale of the patented technology within Canada. The U.S. patent application for our method of producing a catalytic element was filed on October 1, 2004 and a patent was issued as of December 2, 2008. We do not presently have any worldwide patent protection or any immediate plans to file for protection in any foreign countries other than Canada. There can be no assurances that any patents we may have or have applied for or any agreements we have in place or will enter into will protect our technology and or prevent competitors from employing the use of our design and production information.

We are dependent upon attracting and retaining key technical, sales and senior management personnel.

Our future success depends in significant part, on the continued services of key technical, sales and senior management personnel. The loss of our executive officers or other key employees could have materially adverse effects on our business, results of operations and financial condition. Our success depends upon our continued ability to attract and attain highly qualified technical, sales and managerial personnel. There can be no assurances that we can attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future. At the present time certain of our key employees and or subsidiaries do not have employment contracts and may be viewed as employees at will.

We are dependent upon key suppliers for certain materials which are one of the necessary components of our products.

The production process of our products includes certain raw materials including:

•	stainless steel;

•	particulate filters;

•	precious metals; and

•	electronic components.

An extended interruption of the supply of precious metals and components necessary for the production of our products could have an adverse effect on us. Further, a substantial price increase of the raw materials that are components of our products could also have an adverse effect on our business. We currently rely on third party vendors to provide certain components of our products. We currently do not have any fixed commitments from suppliers to provide supplies.

We do not have a significant level of product recall insurance due to its high cost.

Our catalytic converter products are subject to extended warranty programs that could generate substantive product liability and warranty claims against us. Our Therma CatTM Active Level III Plus on-road catalyst system, which has been verified as a Level III technology, is typically required to meet CARB limited warranty standard of 5 years or 100,000 miles, or 5 years or 150,000 miles, or 2 years unlimited miles depending on engine application. Our Therma Cat(TM) Active Level III Plus off-road catalyst system, which has been verified as a Level III technology, is typically required to meet CARB limited warranty standard of 5 years or 4,200 hours. Any failure of our product may result in a recall or a claim against us. Due to the high cost of product recall insurance, we do not maintain significant amounts of insurance to protect against claims associated with use of our products. Any claim against us, whether or not successful, may result in expenditure of substantial funds and litigation and may require management’s time and use of our resources and may have a materially adverse impact on our overall ability to continue operations.

Our success depends on our ability to develop joint ventures and/or relationships for development and sale of our products.

Our success partially depends on the relationships that we develop with various suppliers, original equipment manufacturers (“OEMs”), dealers, and distributors for the further development and deployment of our technology in the field. We do not manage these entities nor is it assured that we will be able to create relationships with these entities. The absence of such relationships could adversely impact our business plans.

Risks Related to this Rights Offering

The subscription price is not an indication of our value.

The subscription price does not necessarily bear any relationship to the book value of our assets, to our operations, cash flows or financial condition, or to any other established criteria for value. You should not consider the subscription price an indication of our value or any assurance of future value. After the date of this prospectus, our common stock may trade at prices above or below the subscription price.

Your interest in us will be diluted as a result of this offering and the transactions contemplated by the Investment Agreement.

Stockholders who do not fully exercise their rights should expect that they will, at the completion of this offering, own a smaller proportional interest in us than would otherwise be the case had they fully exercised their rights. In addition, all stockholders will own a smaller proportional interest in us than they owned prior to the offering as a result of the Anti-Dilution Shares and if the Additional Subscription Offer and/or the Special Additional Subscription Offer are triggered. See “The Rights Offering — Shares of Common Stock Outstanding After the Rights Offering” on page 33.

This offering may cause the price of our common stock to decrease.

The subscription price per share is lower than the average of the closing sales prices of our common stock over the thirty (30) trading day period ended June 6, 2011. The subscription price, together with the number of shares of common stock we propose to issue and ultimately will issue if this offering is completed, may result in an immediate decrease in the market value of our common stock. This decrease may continue after the completion of this offering. If that occurs, you may have committed to buy shares of common stock in the rights offering at a price greater than the prevailing market price. Further, if a substantial number of rights are exercised and the holders of the shares received upon exercise of those rights choose to sell some or all of those shares, the resulting sales could depress the market price of our common stock. There is no assurance that following the exercise of your rights you will be able to sell your common stock at a price equal to or greater than the subscription price.

You could be committed to buying shares of common stock above the prevailing market price.

Once you exercise your rights, you may not revoke such exercise even if you later learn information that you consider to be unfavorable to the exercise of your rights. Our shares of common stock are traded on the OTCQB under the symbol “ESWW” and the Frankfurt Stock Exchange under the symbol “EOW.” On June 6, 2011, the closing sales price of our shares of common stock was $0.08 per share. We cannot assure you that the market price of our shares of common stock will not decline prior to the expiration of this offering or that, after shares of common stock are issued upon exercise of rights, a subscribing rights holder will be able to sell shares of common stock purchased in this offering at a price greater than or equal to the subscription price. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price.

The subscription rights are non-transferable and there is no market for the subscription rights.

Other than in very limited circumstances, you may not sell, give away or otherwise transfer your subscription rights. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value.

There can be no guarantee that the transactions contemplated by the Investment Agreement will be consummated.

The Backstop Commitment is subject to certain conditions. See “The Rights Offering — The Investment Agreement.” If those conditions are not met, the Bridge Lenders will not be obligated to purchase any shares of our common stock through the Backstop Commitment. Consequently, there can be no guarantee that the transactions contemplated by the Investment Agreement will be consummated and that 66,666,667 shares will be issued in connection with this offering. When deciding whether to purchase additional shares of our common stock in the offering, you should not assume that we will receive the minimum level of funding associated with the Backstop Commitment.

If you exercise your subscription rights, you may be unable to sell any shares you purchase at a profit and your ability to sell may be delayed by the time required to deliver the shares to you.

The public trading price of our common stock may decline after you elect to exercise your subscription rights. If that occurs, you will have committed to buy shares of common stock at a price above the prevailing market price and you will have an immediate unrealized loss. Moreover, we cannot assure you that following the exercise of the subscription rights you will be able to sell your shares of common stock at a price equal to or greater than the subscription price. Until shares are delivered after completion of the offering, you may not be able to sell the shares of our common stock that you purchase in the offering. Shares of our common stock purchased in the offering will be delivered as soon as practicable after completion of the offering. We will not pay you interest on any funds delivered to the subscription agent pursuant to the exercise of subscription rights.

We may cancel the offering at any time. If we cancel the offering, neither we nor the subscription agent will have any obligation to you except to return your subscription payments.

We may unilaterally cancel the offering at any time in our sole discretion. If we cancel the offering, the subscription rights will be void and will have no value, and neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interest or penalty, any subscription payments actually received.

To exercise your subscription rights, you must act promptly and follow the subscription instructions carefully.

If you desire to purchase shares of our common stock in the offering, you must act promptly to ensure that all required forms and payments are actually received by the subscription agent at or prior to 5:00 p.m., New York City time, on June 30, 2011, the current expiration date of the offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, the subscription agent may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. Neither we nor the subscription agent has any obligation to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures. See “The Rights Offering” for additional details regarding exercise of your subscription rights.

Following the offering and the consummation of the transaction contemplated by the Investment Agreement, the Bridge Lenders may be able to exert significant influence on, or may control, our affairs and actions, including matters submitted for a stockholder vote.

The Bridge Lenders collectively own 47,045,374 shares of common stock, which is equivalent to 36% of the currently issued and outstanding common stock as of June 6, 2011 on an undiluted basis. As such, all or some of these shareholders if they act as a group may be able to exert significant influence on, or may control, aspects of our business operations including the election of board members the acquisition or disposition of assets and the future issuance of shares.

If transactions contemplated by the Investment Agreement are consummated and the Bridge Lenders purchase the maximum percentage of our common stock pursuant to the Investment Agreement, assuming full subscription of the rights offering by all stockholders, the Bridge Lenders will own 39% of our outstanding common stock following the closing of the offering and the consummation of the transactions contemplated by the Investment Agreement. If no stockholders subscribe for shares in this rights offering (other than the Bridge Lenders) and if the Bridge Lenders exercise their option to purchase all shares offered in this right offering, the Bridge Lenders will own 52% of our outstanding common stock following the closing of the offering and the consummation of the transactions contemplated by the Investment Agreement.

As a result, the Bridge Lenders, if they act as a group, will have considerable influence over, or may control, our corporate affairs and actions, including matters submitted for a stockholder vote. The interests of the Bridge Lenders may be different than your interests.

Following the offering and the consummation of the transaction contemplated by the rights offering, we will issue additional shares in connection with prior offerings which will cause additional dilution.

Pursuant to certain securities subscription agreements we entered into in March 2010, we issued $3 million of 9% convertible debentures to five accredited investors which have since been converted into 6.0 million shares of our common stock. Additionally, in November 2010 and December 2010, we completed an offering in the aggregate of $600,000 to one accredited investor whereby we issued units comprised of 1.5 million shares of common stock and a like number of warrants to purchase 1.5 shares of common stock. The investors under these prior subscription agreements were granted certain anti-dilution rights and will receive approximately 22,500,000 of additional shares of common stock as a result of this rights offering.

Risks Associated with an Investment in Our Common Stock

The price of our common stock has been highly volatile.

During 2010, our common stock traded as low as $0.16 per share and as high as $0.86 per share. Some of the factors leading to the volatility include:

•	price and volume fluctuation in the stock market at large and market conditions which are not necessarily related to our operating performance;

•	fluctuation in our operating results;

•	concerns about our ability to finance continuing operations;

•	financing arrangements which may require the issuance of a significant number of shares in relation to the number of shares of our common stock currently outstanding;

•	announcements of agreements, technological innovations, certification/verifications or new products which we or our competitors make;

•	costs and availability of precious metals used in the production of our products; and

•	fluctuations in market demand and supply of our products.

Our common stock is currently traded on the OTC Markets — OTCQB Tier and the Frankfurt Stock Exchange and an investor’s ability to trade our common stock may be limited by trading volume.

The trading volume in our common stock has been relatively limited. A consistently active trading market for our common stock may not continue on the OTC Markets or the Frankfurt Stock Exchange. The average daily trading volume of our common stock for the year ended December 31, 2010 was approximately 24,796 shares. Our common stock started trading on the Frankfurt Exchange on March 16, 2007, and as such, we have a limited trading history and there can be no assurances that there will be increased liquidity in our common stock.

Our board of directors may explore alternative listings of our common stock if deemed beneficial to our shareholders. If we were to seek an alternative listing of our common stock, we may incur significant expenditures beyond those anticipated for general business operations.

Our stock was previously quoted on the OTCBB under the symbol “ESWW.OB”. On February 23, 2011, our common stock was removed from the OTCBB automated quotation system. Our common stock along with the securities of over 600 other issuers were deleted from the OTCBB due to the quotation inactivity by the Market Makers of the respective issuers affected under Exchange Act Rule 15c2-11.

We may issue more shares which would result in substantial dilution.

Our certificate of incorporation authorizes the issuance of a maximum of 250,000,000 shares of common stock. As of June 6, 2011, we have 129,463,767 issued and outstanding shares of common stock. In the future, we may engage in equity financings which may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such financing may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our board of directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock are issued in connection with an equity financing, dilution to the interests of our stockholders will occur and the rights of the holders of common stock might be materially adversely affected. In addition, we may issue additional shares of common stock pursuant to our equity incentive plans, pursuant to which we have reserved up to 5,000,000 shares of common stock for issuance. The issuance of shares under our plans will result in a dilution of your investment.

We do not expect to pay dividends on our common stock and investors will only be able to receive cash in respect of their shares of common stock upon the sale of their shares.

We have never paid any cash dividends on our common stock, and we have no intention in the foreseeable future to pay any cash dividends on our common stock. Therefore, an investor in our common stock will obtain an economic benefit from the common stock only after an increase in its trading price and only by selling the common stock.

Our stockholders have approved a reverse stock split and a reverse stock split could have certain adverse effects.

In September 2010, our stockholders approved an amendment of our articles of incorporation at the discretion of the board of directors to effect a combination of our shares of common stock, or reverse stock split, at a ratio of up to eight shares of common stock converted into one share of common stock with the par value remaining the same. The authorization to permit our board of directors the discretion to effectuate a reverse split will be limited to certain instances where our board of directors in its best judgment determines that a reverse split will be beneficial to us and our shareholders for business opportunities in the future or for potential listings on a new exchange that is intended to provide greater liquidity in shares of our common stock. In the proposed share combination, the par value of our common stock and the amount of authorized stock will not change. All the fractional shares resulting from a combination would be rounded up to the nearest whole share.

A reverse stock split could have certain adverse consequences, including:

•	If the reverse stock split is effected and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split.

•	There can be no assurance that the total market capitalization of our common stock (the aggregate value of all our common stock at the then market price) after a reverse stock split is implemented will be equal to or greater than the total market capitalization before a reverse stock split or that the per share market price of our common stock following the implementation of a reverse stock split will increase in proportion to the reduction in the number of shares of our common stock outstanding before a reverse stock split.

•	If the reverse stock split is effected, the resulting per-share stock price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not be improved. While the Board of Directors may believe that a higher stock price may help generate investor interest, there can be no assurance that the implementation of a reverse stock split will result in a per-share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve.

•	Since the number of issued and outstanding shares of common stock would decrease as result of the reverse stock split, the number of authorized but unissued shares of common stock may increase on a relative basis. If we issue additional shares of common stock, the ownership interest of our current stockholders would be diluted, possibly substantially.

•	The proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect. For example, the issuance of a large block of common stock could dilute the stock ownership of a person seeking to effect a change in the composition of the board of directors or contemplating a tender offer or other transaction for the combination of the company with another company.

•	The reverse stock split may result in some stockholders owning “odd lots” of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

USE OF PROCEEDS

The purpose of this rights offering is to raise equity capital in a cost-effective manner that gives all of our stockholders the opportunity to participate. Assuming the rights offering is fully-subscribed, the net proceeds available to us from the rights offering, after deducting estimated offering expenses of $230,000 payable by us, will be approximately $7.8 million in cash, or by the delivery to us by the holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by us to such holder, or a combination thereof.

In the event we receive $7.8 million of cash as net proceeds from the rights offering, then we will use a portion of the proceeds received by us to repay the outstanding amounts due under the Bridge Loans which includes accrued interest (approximately $4.1 million) and the Demand Credit Agreement (approximately $1.3 million). The excess (approximately $2.4 million) will be used for general working capital purposes, capital investments, and other general corporate purposes. Alternatively, we may receive as net proceeds from the rights offering the delivery to us of the Bridge Loans (approximately $4.1 million), in which case the balance of $3.6 million of net proceeds will be used for repayment of the Demand Credit Agreement (approximately $1.3 million). The excess (approximately $2.4 million) will be used for general working capital purposes, capital investments, and other general corporate purposes. In addition, we may incur further indebtedness, which may include additional financing arrangements with the Bridge Lenders, to fund our working capital needs prior to completion of this rights offering. In the event that we incur such indebtedness, we expect to use the proceeds from this rights offering for repayment thereof.

DETERMINATION OF OFFERING PRICE

In setting the subscription price, we reviewed and considered a number of factors, including the amount of proceeds desired, our need for liquidity and equity capital, alternatives available to us for raising equity capital, the historic market price, the liquidity and the historic volatility of the market price of our common stock, the historic trading volume of our common stock, our business prospects, our recent and anticipated operating results, the price at which our stockholders might be willing to participate in the rights offering, the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis and general conditions in the securities market. The subscription price for this rights offering was proposed to, reviewed and approved by the disinterested members of our board of directors. The subscription price is not necessarily related to the book value of our assets, net worth, past operations, cash flows, losses, financial condition, or any other established criteria for valuing us and may or may not be considered the fair value of our common stock to be offered in the rights offering. You should not assume or expect that, after the rights offering, our common shares will trade at or above the subscription price. We can give no assurance that our common shares will trade at or above the subscription price in any given time period.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the $0.12 offering price and the pro forma net tangible book value per share. Our historical net tangible book value as of March 31, 2011 was $(2,863,961), or $(0.02) per share. Historical net tangible book value per share is determined by dividing our net tangible book value by the actual number of outstanding shares of common stock. Our historical net tangible book value per share as of March 31, 2011 is determined using 129,463,767 shares outstanding as of March 31, 2011, which excludes 3,400,000 shares issuable upon the exercise of stock options outstanding and 1,545,000 shares issuable upon the exercise of warrants outstanding as of March 31, 2011.

Dilution in historical net tangible book value per share represents the difference between the amount per share paid by the purchaser of shares of common stock in this rights offering and the pro forma net tangible book value per share of common stock immediately after the closing of this offering.

After giving effect to the assumed issuance of 100,612,465 shares of common stock pursuant to this rights offering, the Additional Subscription Offer, the Special Additional Subscription Offer and the Anti-Dilution Shares, and after deducting estimated offering expenses payable by us of $230,000, our pro forma net tangible book value as of March 31, 2011 would have been approximately $9,125,312, or $0.04 per share of common stock. This amount represents an immediate increase of $0.06 per share to our shareholders on shares of common stock owned prior to this rights offering and an immediate dilution of $0.06 per share from the subscription price of $0.12 per share on shares of common stock purchased in this rights offering. Our pro forma net tangible book value per share as of March 31, 2011 is determined using 230,076,232 shares outstanding as of March 31, 2011, which excludes 3,400,000 shares issuable upon the exercise of stock options outstanding and 1,545,000 shares issuable upon the exercise of warrants outstanding as of March 31, 2011.

CAPITALIZATION

The following table sets forth our historical and pro forma cash and cash equivalents and capitalization as of March 31, 2011. The pro forma information gives effect to an assumed $8.0 million in gross proceeds raised from this rights offering.

For purposes of this table, we have assumed that the rights offering is fully subscribed, resulting in $8.0 million in gross proceeds. However, it is not possible to predict how many shares of common stock will be subscribed for in this rights offering, and therefore, how much gross proceeds will actually be raised.

This table should be read in conjunction with our consolidated financial statements and the notes thereto included in this prospectus.

	March 31, 2011
	Actual	Pro-forma
Bank loan	$1,636,444	$—
Exchange feature liability	2,712,600	—
Notes payable to related party, net of debt discount of $1,950,000 (2010–$0)	1,050,000	—
Convertible derivative liability	2,148,656	—
Total Debt	$7,547,700	$—

Stockholders’ equity (deficit):
Common stock, $0.001 par value, 250,000,000 shares authorized; 129,463,767 and 230,076,232 shares issued and outstanding on an actual and pro forma basis, respectively	129,463	230,076
Additional paid in capital	43,593,417	57,497,556
Accumulated other comprehensive income	518,813	518,813
Accumulated deficit	(47,105,653)	(47,105,653)
Total stockholders’ equity (deficit)	(2,863,960)	11,140,792
Total Capitalization	$4,683,740	$11,140,792

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Shares of our common stock are quoted on the OTCQB under the symbol “ESWW” and the Frankfurt Stock Exchange under the symbol “EOW.”

On June 6, 2011, the last reported closing sale price of our common stock was $0.08 per share. The following table sets forth, for the quarters indicated, the range of high and low closing sale prices for our common stock as reported on the OTCQB.

Period	High	Low
Year Ended December 31, 2009
First Quarter	$0.25	$0.10
Second Quarter	0.79	0.24
Third Quarter	0.78	0.51
Fourth Quarter	0.51	0.35

Year Ended December 31, 2010
First Quarter	$0.72	$0.46
Second Quarter	0.67	0.46
Third Quarter	0.52	0.38
Fourth Quarter	0.43	0.16

Year Ending December 31, 2011
First Quarter	$0.29	$0.16
Second Quarter (through June 6, 2011)	0.23	0.06

We have not declared or issued any dividends in the past, and we intend to retain future earnings, if any, for general business purposes and to repay debt.

As of June 6, 2011 there were approximately 264 stockholders of record of our common stock. We estimate there are approximately 2,972 additional stockholders with stock held in street name. On June 6, 2011, there were 129,463,767 shares of common stock outstanding.

THE RIGHTS OFFERING

Background of the Rights Offering

The Bridge Loans

Effective February 17, 2011 and April 27, 2011, we became party to certain note subscription agreements and issued unsecured subordinated promissory notes to each of the Bridge Lenders. Pursuant to these note subscription agreements and promissory notes, the Bridge Lenders agreed to make, and made, loans to us in the principal aggregate amount of $4.0 million subject to the terms and conditions set forth therein. The Bridge Loans bear interest at a rate of 10% per annum, payable in-kind on a monthly basis. The maturity date of the Bridge Loans is the earlier of: (i) the consummation of a Qualified Offering, or (ii) June 17, 2011, which we refer to as the “Outside Date.” The Bridge Lenders, at their sole discretion, may extend the maturity date beyond June 17, 2011. We expect to request that the Bridge Lenders extend the maturity date of the Bridge Loans until the closing date of the transactions contemplated by the Investment Agreement, which is expected to occur within a few days after the closing of this rights offering. We understand from the Bridge Lenders that they will comply with this request.

The Bridge Loans provide that, if, prior to the payment of all principal or accrued interest, we close a Qualified Offering on or prior to the maturity date, then each Bridge Lender shall either (i) exchange any outstanding Bridge Loans then held by him or it for the subscription price as payment by the Bridge Lender of the subscription price therefor or (ii) purchase for cash an equivalent number of shares of common stock. The Bridge Loans also provide that, in the event the Qualified Offering closes on or prior to the Outside Date and for any reason a Bridge Lender shall have failed to exchange in the Qualified Offering any and all principal or accrued interest outstanding under its Bridge Loans and such Bridge Lender wishes to exchange its Bridge Loans for common stock at the subscription price, then we have agreed to offer such Bridge Lender an immediate right to purchase additional shares of our common stock at such price (payable through the exchange of Bridge Loans for common stock), so that all principal and accrued interest outstanding under the Bridge Loans shall have been exchanged for shares of common stock at such price. In addition, the Bridge Loans provide that, in the event the Qualified Offering closes on or prior to the Maturity Date and, for any reason, the Orchard Investors collectively shall have failed to have invested at least $1.0 million in the Qualified Offering or pursuant to exchange of their Bridge Loans and the Orchard Investors wish to invest the balance of such $1.0 million aggregate amount to purchase common stock at the subscription price, then we will be required to offer to the Orchard Investors the immediate right to invest the balance of such investment amount to purchase additional shares of common stock at the subscription price, so that in the aggregate, the Orchard Investors shall collectively invested such $1.0 million amount.

If we do not consummate this rights offering and the transactions contemplated by the Investment Agreement before June 17, 2011, then the Bridge Lenders at their sole discretion, may require us to refrain from making any and all payments on any of the outstanding principal and accrued interest outstanding under the Bridge Loans; however, we will not be prohibited from paying any accrued interest in-kind through the issuance of substantially similar Bridge Loans, at any time. The Bridge Lenders at their sole discretion may extend the maturity date beyond June 17, 2011. Any Bridge Loans sent to us for payment of shares in connection with this rights offering will continue to accrue interest in accordance with terms thereof while held by the subscription agent.

Proceeds of the Bridge Loans, along with available cash, was used to fund working capital, planned capital investments, repayment of our Demand Credit Agreement and other general corporate purposes. With the proceeds of the Bridge Loans, we regained compliance with covenant obligations under the Demand Credit Agreement for which we had previously obtained waivers of covenant obligations that expired February 15, 2011.

The Investment Agreement

The Backstop Commitment

We have entered into the Investment Agreement with the Bridge Lenders, which provides for the Backstop Commitment. Pursuant to the Backstop Commitment, the Bridge Lenders have agreed to collectively backstop the rights offering by purchasing from us, at the subscription price, any shares of common stock not purchased by our existing stockholders (after giving effect to any oversubscriptions), up to 29,166,667 shares of common stock, for a total purchase price of $3.5 million. We have also offered to the Bridge Lenders the Purchase Option, pursuant to which the Bridge Lenders have the option, in their sole discretion, to purchase from us, at the subscription price, any other shares not purchased by our existing stockholders through this rights offering.

In addition, if, after giving effect to this rights offering, the Backstop Commitment and the Purchase Option, any of the Bridge Lenders shall have failed to exchange any portion of his or its Bridge Loans, we have agreed to the Additional Subscription Offer, pursuant to which the Bridge Lenders have the right to purchase additional shares of common stock at the subscription price (payable through the exchange of the Bridge Loans for common stock) such that each Bridge Lender shall have exchanged all of his or its Bridge Loans for shares of common stock.

Further, in the event the Orchard Investors collectively acquire shares having a value of less than $1.0 million based on the subscription price after giving effect to the (i) the rights offering (including any over-subscription), (ii) the Backstop Commitment, (iii) the Purchase Option and (iv) purchases by the Orchard Investors pursuant to the Additional Subscription Offer (such shortfall in the value of shares purchased below $1.0 million, the “Shortfall Amount”), we have agreed to provide the Orchard Investors with the Special Additional Subscription Offer, pursuant to which the Orchard Investors have the right to purchase an additional number of shares of common stock having a value equal to the Shortfall Amount (based on the subscription price) at the subscription price.

If all the conditions to the Investment Agreement are met, the Backstop Commitment will ensure that we raise net proceeds through the offering and the Backstop Commitment of $6.2 million in cash or by the delivery to us by the holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness, or a combination thereof. If the Bridge Lenders elect to exercise the Purchase Option, we will raise net proceeds of $7.8 million through this offering and the transactions contemplated by the Investment Agreement.

Closing Conditions

The closing of the Investment Agreement is subject to satisfaction or waiver of customary conditions, including compliance with covenants and the accuracy of representations and warranties provided in the Investment Agreement, consummation of the rights offering and the receipt of all requisite approvals and authorizations under applicable law.

Termination

The Investment Agreement may be terminated at any time prior to the closing of the Backstop Commitment and the Additional Subscription Rights, if any:

•	by mutual written agreement of the Bridge Lenders and us;

•	by either party, in the event this rights offering does not close by June 29, 2011; and

•	by either party, if any governmental entity shall have taken action prohibiting any of the contemplated transactions.

Indemnification

We have agreed to indemnify the Bridge Lenders and their affiliates and each of their respective officers, directors, partners, employees, agents and representatives for losses arising out of (1) our breach of any representation or warranty set forth in the Investment Agreement, (2) this rights offering, or (3) claims, suits or proceedings challenging the authorization, execution, delivery, performance or termination of this rights offering, the Investment Agreement, or any of the transactions contemplated thereby (other than any such losses attributable to the acts, errors or omissions on the part of the Bridge Lenders in violation of the Investment Agreement).

Registration Rights

We have entered into a registration rights agreement with the Bridge Lenders to provide certain customary registration rights. Specifically, the Bridge Lenders are entitled to demand and “piggyback” registration rights under the Securities Act of 1933, as amended, with respect to the shares of common stock purchased under the Investment Agreement and any other securities owned by the Bridge Lenders.

Subscription Rights

Basic Subscription Rights

We will distribute to each holder of our common stock who is a record holder of our common stock on the record date, which is June 9, 2011, at no charge, one non-transferable subscription right for each share of common stock owned as of the record date. As of the record date, an aggregate of 129,463,767 shares of our common stock were outstanding.

The subscription rights will be evidenced by non-transferable subscription rights certificates. Each subscription right will entitle the rights holder to purchase 0.51494 shares of our common stock at a price of $0.12 per share, the subscription price, which shall be paid in cash or by the delivery to us by the holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by us to such holder, or a combination thereof, upon timely delivery of the required documents and payment of the subscription price. We will not issue fractional shares, but rather will round down the aggregate number of shares you are entitled to receive to the nearest whole share. Any excess payment will be returned to you promptly without interest or deduction. If rights holders wish to exercise their subscription rights, they must do so prior to 5:00 p.m., New York City time, on June 30, 2011, the expiration date for the rights offering, subject to extension. After the expiration date, the subscription rights will expire and will have no value. See below “— Expiration of the Rights Offering and Extensions, Amendments and Termination.” You are not required to exercise any or all of your subscription rights.

The Bridge Lenders beneficially own in the aggregate 47,045,374 shares of our common stock, representing approximately 36% of our outstanding common stock. As such, the Bridge Lenders will receive subscription rights to purchase up to an aggregate of 24,225,760 shares of common stock (before giving effect to any oversubscriptions)

in this rights offering. The Bridge Lenders have indicated to us that they intend to exercise their entire allocation of basic subscription rights, and we expect the total purchase price thereof to be approximately $2.9 million, payable by the delivery to us by the Bridge Lenders of an equivalent amount of principal and accrued and unpaid interest owed under the Bridge Loans. Any Bridge Loans sent to us for payment of shares in connection with this rights offering will continue to accrue interest in accordance with terms thereof while held by the subscription agent. The rights offering is being made to the Bridge Lenders in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended. Shares issued in respect of the Bridge Lenders’ participation in the rights offering are not covered by the registration statement of which this prospectus forms a part. The Bridge Lenders are not soliciting participation by the holders of rights in the rights offering or engaging in any other marketing or sales activity in connection therewith.

Oversubscription Rights

Subject to the allocation described below, each subscription right also grants the holder an oversubscription right to purchase additional shares of our common stock that are not purchased by other rights holders pursuant to their basic subscription rights. You are entitled to exercise your oversubscription right only if you exercise your basic subscription right in full.

If you wish to exercise your oversubscription right, you should indicate the number of additional shares that you would like to purchase in the space provided on your rights certificate, as well as the number of shares that you beneficially own without giving effect to any shares to be purchased in this offering. When you send in your rights certificate, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your basic subscription right). If an insufficient number of shares is available to fully satisfy all oversubscription right requests, the available shares will be distributed proportionately among stockholders who exercised their oversubscription rights based on the number of shares each stockholder subscribed for under their basic subscription rights. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the subscription period.

As soon as practicable after the expiration date, the subscription agent will determine the number of shares of common stock that you may purchase pursuant to the oversubscription right. We will issue certificates representing your shares of our common stock, or credit your account at your broker, custodian bank or other nominee with shares of our common stock, electronically in registered, book-entry form only on our records or on the records of our transfer agent, Bay City Transfer Agency & Registrar, that you purchased pursuant to your basic subscription and oversubscription rights as soon as practicable after the rights offering has expired and all proration calculations, reductions, and additions contemplated by the terms of the rights offering have been effected. We will not be able to calculate the number of shares to be issued to each exercising holder until 5:00 p.m., New York City time, on the third business day after the expiration date of the rights offering, which is the latest time by which subscription rights certificates may be delivered to the subscription agent under the guaranteed delivery procedures described under “—Guaranteed Delivery Procedures.” If you request and pay for more shares than are allocated to you, we will refund the overpayment, without interest or deduction. In connection with the exercise of the oversubscription right, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights exercised, and the number of shares of common stock requested through the oversubscription right, by each beneficial owner on whose behalf the nominee holder is acting.

Expiration of the Rights Offering and Extensions, Amendments and Termination

You may exercise your subscription rights at any time prior to 5:00 p.m., New York City time, on June 30, 2011, the expiration date for the rights offering. If you do not exercise your subscription rights before the expiration date of the rights offering, your subscription rights will expire and will have no value. We will not be required to issue shares of our common stock to you if the subscription agent receives your rights certificate or payment, after the expiration date, regardless of when you sent the rights certificate and payment, unless you send the documents in compliance with the guaranteed delivery procedures described below.

We may, in our sole discretion, extend the time for exercising the subscription rights. We may extend the expiration date at any time after the record date. If the commencement of the rights offering is delayed for a period of time, the expiration date of the rights offering may be similarly extended. We will extend the duration of the rights offering as required by applicable law, and may choose to extend the duration of the rights offering for any reason. We may extend the expiration date of the rights offering by giving oral or written notice to the subscription agent on or before the scheduled expiration date. If we elect to extend the expiration date of the rights offering, we will publicly announce such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.

We reserve the right, in our sole discretion, to amend or modify the terms of the rights offering. We also reserve the right to terminate the rights offering at any time prior to the expiration date for any reason, in which event all funds received in connection with the rights offering will be returned without interest or deduction to those persons who exercised their subscription rights as soon as practicable.

Conditions to the Rights Offering

We may terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, in whole or in part, all affected subscription rights will expire without value and all subscription payments in the form in which received by the subscription agent will be returned in the form in which paid, without interest or deduction, as soon as practicable. See also “— Expiration of the Rights Offering and Extensions, Amendments and Termination.”

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. Your subscription rights will not be considered exercised unless the subscription agent receives from you, your broker, custodian or nominee, as the case may be, all of the required documents properly completed and executed and your full subscription price payment in cash or the delivery to us by the holder of an equivalent amount of principal and unpaid interest of indebtedness owed by us to such holder prior to 5:00 p.m., New York City time, on June 30, 2011, the expiration date of the rights offering. Rights holders may exercise their rights as follows:

Subscription by Registered Holders

Rights holders who are registered holders of our common stock may exercise their subscription privilege by properly completing and executing the rights certificate together with any required signature guarantees and forwarding it, together with payment in full, of the subscription price for each share of the common stock for which they subscribe, to the subscription agent at the address set forth under the subsection entitled “— Delivery of Subscription Materials and Payment,” on or prior to the expiration date.

Subscription by DTC Participants

Banks, trust companies, securities dealers and brokers that hold shares of our common stock on the rights offering record date as nominee for more than one beneficial owner may, upon proper showing to the subscription agent, exercise their subscription privilege on the same basis as if the beneficial owners were record holders on the rights offering record date through the Depository Trust Company, or “DTC.” Such holders may exercise these rights through DTC’s PSOP Function on the “agents subscription over PTS” procedure and instruct DTC to charge their applicable DTC account for the subscription payment for the new shares or indicating to DTC that such holder intends to pay for such rights through the delivery to the Company by the holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by the Company to such holder, or a combination thereof, and deliver such amount to the subscription agent. DTC must receive the subscription instructions and payment for the new shares by the rights expiration date. Except as described under the subsection titled “— Guaranteed

Delivery Procedures,” subscriptions accepted by the subscription agent via a Notice of Guaranteed Delivery must be delivered to the subscription agent with payment before the expiration of the subscription period.

Subscription by Beneficial Owners

Rights holders who are beneficial owners of shares of our common stock and whose shares are registered in the name of a broker, custodian bank or other nominee, and rights holders who hold common stock certificates and would prefer to have an institution conduct the transaction relating to the rights on their behalf, should instruct their broker, custodian bank or other nominee or institution to exercise their rights and deliver all documents and payment on their behalf, prior to the expiration date. A rights holder’s subscription rights will not be considered exercised unless the subscription agent receives from such rights holder, its broker, custodian, nominee or institution, as the case may be, all of the required documents and such holder’s full subscription price payment.

Method of Payment

Payments must be made in full in:

•	U.S. currency by:

–	check or bank draft drawn on a U.S. bank, or postal telegraphic or express, payable to “Bay City Transfer Agency & Registrar, as Subscription Agent”;

–	U.S. Postal money order payable to “Bay City Transfer Agency & Registrar, as Subscription Agent”;

–	wire transfer of immediately available funds directly to the account maintained by Bay City Transfer Agency & Registrar, as Subscription Agent, for purposes of accepting subscriptions in this Rights Offering at PNC Bank, ABA #041000124, Account #4244442997 FBO Bay City Transfer Trust, with reference to the rights holder’s name; or

•	the delivery to us by the holder of an equivalent amount of principal and unpaid interest of indebtedness owed by us to such holder.

Rights certificates received after 5:00 p.m., New York City time, on June 30, 2011, the expiration date of the rights offering, will not be honored, and we will return your payment to you in the form received as soon as practicable, without interest or deduction.

The subscription agent will be deemed to receive payment upon:

•	clearance of any uncertified check deposited by the subject agent;

•	receipt by the subscription agent of any certified bank check draft drawn upon a U.S. bank;

•	receipt by the subscription agent of any U.S. Postal money order; or

•	the receipt by the subscription agent of the original evidence of indebtedness owed by us to such holder.

You should read the instruction letter accompanying the rights certificate carefully and strictly follow it. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS TO US. Except as described below under “— Guaranteed Delivery Procedures,” we will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. The risk of delivery of all documents and payments is on you or your nominee, not us or the subscription agent.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of rights, but, if sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment before the expiration of the subscription period.

Unless a rights certificate provides that the shares of common stock are to be delivered to the record holder of such rights or such certificate is submitted for the account of a bank or a broker, signatures on such rights certificate must be guaranteed by an “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 of the Exchange

Act, subject to any standards and procedures adopted by the subscription agent. See “— Medallion Guarantee May be Required.”

Medallion Guarantee May Be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

Subscription Agent

The subscription agent for this rights offering is Bay City Transfer Agency & Registrar. We will pay all fees and expenses of the subscription agent related to the rights offering and have also agreed to indemnify the subscription agent from certain liabilities that it may incur in connection with the rights offering.

Delivery of Subscription Materials and Payment

You should deliver your subscription rights certificate and payment of the subscription price in cash or by the delivery to us by the holder of an equivalent amount of principal and accrued and unpaid interest of indebtedness owed by us to such holder, or a combination thereof, or, if applicable, notice of guaranteed delivery, to the subscription agent at the following address:

By Mail:	By Overnight Delivery:
Bay City Transfer Agency & Registrar Trust Account P.O. Box 874 Bay City, MI 48707	Bay City Transfer Agency & Registrar 300 Center Avenue, Suite 202B Bay City, MI 48708

Your delivery to an address or by any method other than as set forth above will not constitute valid delivery and we may not honor the exercise of your subscription rights.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of common stock or for additional copies of this prospectus to us at Environmental Solutions Worldwide, Inc., 335 Connie Crescent, Concord, Ontario, Canada L4K 5R2 or by telephone at (905) 695-4142.

Guaranteed Delivery Procedures

The subscription agent will grant you three business days after the expiration date to deliver the rights certificate if you follow the following instructions for providing the subscription agent notice of guaranteed delivery. On or prior to the expiration date, the subscription agent must receive payment in full, as provided herein, for all shares of common stock subscribed for through the exercise of the subscription privilege, together with a properly completed and duly executed notice of guaranteed delivery substantially in the form accompanying this prospectus either by mail or overnight carrier, that specifies the name of the holder of the rights and the number of shares of common stock subscribed for. If applicable, it must state separately the number of shares of common stock subscribed for through the exercise of the subscription privilege and a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States must guarantee that the properly completed and executed rights certificate for all shares of common stock subscribed for will be delivered to the subscription agent within three business days after the expiration date. The subscription agent will then conditionally accept the exercise of the rights and will withhold the certificates for shares of common stock until it receives the properly completed and duly executed rights certificate within that time period.

In the case of holders of rights that are held of record through DTC, those rights may be exercised by instructing DTC to transfer rights from that holder’s DTC account to the subscription agent’s DTC account, together with payment of the full subscription price. The notice of guaranteed delivery must be guaranteed by a commercial bank, trust company or credit union having an office, branch or agency in the United States or by a member of a Stock Transfer Association approved medallion program such as STAMP, SEMP or MSP.

Notices of guaranteed delivery and payments should be mailed or delivered to the appropriate addresses set forth under “— Delivery of Subscription Materials and Payment.”

Calculation of Subscription Rights Exercised

If you do not indicate the number of subscription rights being exercised, or do not forward full payment, as provided herein, of the total subscription price payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription right with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment, as provided herein, that you delivered to the subscription agent. If we do not apply your full subscription price payment to your purchase of shares of our common stock, we or the subscription agent will return in cash (unless the holder paid for the rights through indebtedness owed by us) the excess amount to you by mail, without interest or deduction, as soon as practicable after the expiration date of the rights offering.

Escrow Arrangements

The subscription agent will hold funds received in payment of the subscription price or evidence of our indebtedness in a segregated account until the rights offering is completed or withdrawn and terminated.

Notice to Beneficial Holders

If you are a broker, a trustee or a depositary for securities who holds shares of our common stock for the account of others as of the record date, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to find out their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If a beneficial owner so instructs, you should complete the appropriate subscription rights certificates and submit them to the subscription agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification” that we will provide to you with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock or will receive subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owners Election Form”. You should receive the “Beneficial Owners Election Form” from your broker, custodian bank or other nominee with the other rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive this form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

Determinations Regarding the Exercise of Your Subscription Rights

We will decide all questions concerning the timeliness, validity, form and eligibility of the exercise of your subscription rights and any such determinations by us will be final and binding. We, in our sole discretion, may waive, in any particular instance, any defect or irregularity, or permit, in any particular instance, a defect or irregularity to be corrected within such time as we may determine. We will not be required to make uniform determinations in all cases. We may reject the exercise of any of your subscription rights because of any defect or irregularity. We will not accept any exercise of subscription rights until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Neither we, nor the subscription agent, will be under any duty to notify you of any defect or irregularity in connection with your submission of subscription rights certificates and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of subscription rights if your exercise is not in accordance with the terms of the rights offering or in proper form. We will also not accept the exercise of your subscription rights if our issuance of shares of our common stock to you could be deemed unlawful under applicable law.

No Revocation or Change

Once you submit the form of rights certificate to exercise any subscription rights, you may not revoke or change your exercise or request a refund of monies paid. All exercises of rights are irrevocable, even if you subsequently learn information about us that you consider to be unfavorable. You should not exercise your rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price.

Non-Transferability of the Rights

The subscription rights granted to you are non-transferable and, therefore, may not be assigned, gifted, purchased, sold or otherwise transferred to anyone else. Notwithstanding the foregoing, you may transfer your rights to any affiliate of yours (i.e. entities which you control or are controlled by you or under common control with you) and your rights also may be transferred by operation of law; for example, a transfer of rights to the estate of the recipient upon the death of the recipient would be permitted. If the rights are transferred as permitted, evidence satisfactory to us that the transfer was proper must be received by us prior to the expiration date.

Rights of Subscribers

You will have no rights as a stockholder with respect to shares you subscribe for in the rights offering until certificates representing shares of common stock are issued to you. You will have no right to revoke your subscriptions after you deliver your completed rights certificate, payment as provided herein, and any other required documents to the subscription agent.

Foreign Stockholders and Stockholders with Army Post Office or Fleet Post Office Addresses

The subscription agent will not mail rights certificates to you if you are a stockholder whose address is outside the United States or if you have an Army Post Office or a Fleet Post Office address. Instead, we will have the subscription agent hold the subscription rights certificates for your account. To exercise your rights, you must notify the subscription agent prior to 11:00 a.m., New York City time, at least three business days prior to the expiration date, and establish to the satisfaction of the subscription agent that it is permitted to exercise your subscription rights under applicable law. If you do not follow these procedures by such time, your rights will expire and will have no value.

No Board Recommendation

An investment in shares of our common stock must be made according to your evaluation of your own best interests and after considering all of the information herein, including the “Risk Factors” section of this prospectus. Neither we nor our Board of Directors are making any recommendation regarding whether you should exercise your subscription rights.

Shares of Common Stock Outstanding After the Rights Offering

Based on 129,463,767 shares of our common stock currently outstanding, and the potential that we may issue as many as 100,612,465 shares pursuant to this rights offering, the Additional Subscription Offer, the Special Additional Subscription Offer and the Anti-Dilution Shares, 230,076,232 shares of our common stock may be issued and outstanding following the rights offering, which represents an increase in the number of outstanding shares of our common stock of approximately 78%.

Assuming full subscription in this rights offering, the following tables illustrate the potential dilutive effect and impact on stockholders’ equity of the rights offering, the Additional Subscription Offer, the Special Additional Subscription Offer and the Anti-Dilution Shares:

	Number of Shares	Percent of Beneficial Ownership Prior to Rights Offering and Investment Agreement	Percent of Beneficial Ownership After Rights Offering and Investment Agreement
Shares of Common Stock issued and outstanding as of December 31, 2010	129,436,767	100%	56%
Shares issuable in conjunction with the Rights Offering	66,666,667	—	29%
Shares issuable in conjunction with the Additional Subscription Offer	9,107,576	—	4%
Shares issuable in conjunction with the Special Additional Subscription Offer	2,338,222	—	1%
Estimated number of shares issuable in conjunction with Anti-Dilution Shares	22,500,000	—	10%
Shares of Common Stock issued and outstanding after the Rights Offering and the Investment Agreement	230,076,232	—	100%

Fees and Expenses

Neither we nor the subscription agent will charge a brokerage commission or a fee to subscription rights holders for exercising their rights. However, if you exercise your subscription rights through a broker, dealer or nominee, you will be responsible for any fees charged by your broker, dealer or nominee.

Questions About Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this document or any document mentioned herein, you should contact the subscription agent at the address and telephone number set forth above under “— Delivery of Subscription Materials and Payment.”

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our common stock from subscription rights holders who are residents of those states or of other jurisdictions or who are otherwise prohibited by federal or state laws or regulations to accept or exercise the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities law or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription rights in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in one of those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering.

PLAN OF DISTRIBUTION

On or about June 10, 2011, we will distribute the rights, rights certificates and copies of this prospectus to individuals who owned shares of common stock on the record date. We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of rights in the rights offering and no commissions, fees or discounts will be paid in connection with the rights offering. While certain of our directors, officers and other employees may solicit responses from you, those directors, officers and other employees will not receive any commissions or compensation for their services other than their normal compensation. If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the subscription rights certificate and return it with payment as provided herein for the shares of common stock, to the subscription agent, Bay City Transfer Agency & Registrar, as follows:

By Mail:	By Overnight Delivery:
Bay City Transfer Agency & Registrar Trust Account P.O. Box 874 Bay City, MI 48707	Bay City Transfer Agency & Registrar 300 Center Avenue, Suite 202B Bay City, MI 48708

In the event that the rights offering is not fully subscribed, holders of rights who exercise all of their rights pursuant to their basic subscription privilege will have the opportunity to subscribe for unsubscribed rights pursuant to the over-subscription privilege. See further the section of this prospectus entitled “The Rights Offering.”

We have not entered into any agreements regarding stabilization activities with respect to our securities.

If you have any questions, you should contact us at Environmental Solutions Worldwide, Inc., 335 Connie Crescent, Concord, Ontario, Canada L4K 5R2 or by telephone at (905) 695-4142. We have agreed to pay the subscription agent a fee plus certain expenses, which we estimate will total approximately $7,500. We estimate that our total expenses in connection with the rights offering will be approximately $230,000.

Other than as described herein, we do not know of any existing agreements between any stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are engaged through our wholly owned subsidiaries, ESW Canada Inc. (“ESW Canada”), ESW America Inc. (“ESW America”) and ESW Technologies Inc. (“ESW Technologies”) (collectively the “ESW Group of Companies”), in the design, development, manufacturing and sales of environmental technology and emission testing service. We are currently focused on the international medium duty and heavy duty diesel engine market for on-road and off-road vehicles as well as the utility engine, mining, marine, locomotive and military industries. We also offer engine and after treatment emissions verification testing and certification services.

Our focus is to be a leading player in the environmental emissions market by providing leading-edge catalyst technology as well as best-in-class engine and vehicle emissions testing services. Our strategy is centered on identifying and deploying resources against our “sweet-spot” products, where we have identified our core competencies and differentiation in the marketplace. Our core geography focus is North America, and will opportunistically explore business development opportunities in other markets if accretive to us in the short term. By focusing financial, human and intellectual capital on our core competencies and markets, we are targeting profitable growth in the short term and value creation for our shareholders over the long term.

Factors that are critical to our success include winning new business, obtaining additional regulatory verifications for emission control products, managing and optimizing our manufacturing capabilities to correspond with business needs, maintaining competitive wages and benefits, maximizing efficiencies in its manufacturing processes, and reducing overall costs. In addition, our ability to adapt to key industry trends, such as increasing technologically sophisticated products, changing aftermarket distribution partners, and increasing environmental standards, also plays a critical role in our success. Other factors that are critical to our success include adjusting to environmental and economic challenges such as increases in the cost of raw materials and our ability to offset such cost increases through material substitutions, cost reduction initiatives and other methods.

We have made significant efforts to comply with new regulations which came into force in January of 2009. See “Business — Product Certification.” Our Therma Cat(TM) Active Level III Plus catalyst system has been verified by CARB for a variety of on- and off-road engine applications (particulate matter (“PM”) reduction greater than 85%). The Therma Cat(TM) filter system is a combined technology comprised of a chemically coated wire mesh substrate and Diesel Particulate Filter (DPF) combined with an electronically controlled external fuel injection component. The Therma Cat(TM) regeneration process is an electronically controlled exothermic reaction and occurs automatically during normal vehicle operation, transparent to the operator.

The EPA’s Voluntary Diesel Retrofit Program signed a Memorandum of Agreement with the State of California Air Resources Board for the coordination and reciprocity in diesel retrofit device verification. The EPA recognizes and accepts those retrofit hardware strategies or device-based systems that have been verified by CARB. This reciprocity agreement allows ESW’s Therma Cat (TM) technology to be used in the remaining 49 states and it allows ESW to participate in EPA funded programs worldwide.

Fiscal Year 2010

In 2010, we were focused primarily on: (a) increasing revenues from our verified product line, (b) increasing our distribution network to target key markets segments such as school bus retrofits and government regulated retrofit programs, (c) continuing verification of the Level III product, (d) ensuring our production capabilities are adequate to deliver product to the target markets, and (e) further development of the Xtrm Cat (TM) product for the rail and marine markets.

We have made significant investments in research and development and obtaining regulatory approvals for our technologies. The products that we are pursuing for verification/certification to cover the following primary technology levels established by CARB:

LEVEL II +

•	A high performance Diesel Oxidation Catalyst and filter — PM reduction greater than 50%

LEVEL III +

•	Expansion of On Road Active Diesel Particulate Filter verification to include Exhaust Gas Recirculation engines — PM reduction greater than 85%

In addition, we intend to verify / certify the Xtrm Cat(TM) product designed for Marine, 2-stroke, Tier 0 and Tier 1, turbocharged EMD 645 and 710 models with the EPA or CARB.

We have decided not to further pursue the verification of the LEVEL I technologies based on our 2011 business plan.

We believe that with the additional certifications/verification of the above range of products, we will cover a significant portion of the market and give us the competitive advantage to be the technology of first choice in retrofit and OEM applications. The regulatory approval process with EPA and CARB is complex and requires a lengthy process of durability testing which must precede the final certification/ verification of our products. We do not control the timeliness of the certification/verification process; however, we have taken steps to ensure the efficacy of our contribution to the certification/verification process.

The cost of developing a complete range of products to meet regulations is substantial. We believe that we possesses a competitive advantage in ensuring regulatory compliance by leveraging our testing and research facility in Montgomeryville, Pennsylvania to support our certification and verification efforts. We have also managed to offset some of these development costs through the application of research grants and tax refunds.

During 2010, we further developed our active independent dealer and support distribution network that has positioned our products as the technology of choice for several key markets. Dealers are fully trained by us for a timely distribution and deployment of our products. We also have an active field sales support team, customer service, installation and training team to allow and support the growth and distribution of our products.

Our production, sales, technical and design staff at ESW Canada have sought to ensure that products are able to meet the diverse applications found in on- and off-road vehicles while maximizing product commonality to reduce manufacturing and support costs. Our manufacturing and design facility at ESW Canada has been capitalized to streamline production of our new product line to maximize efficiency. ESW Canada’s facilities are leased and the lease term expires on September 30, 2015.

Our tech center is based in Montgomeryville, Pennsylvania. This facility provides our emission testing laboratories and testing capabilities. The 40,200 square foot facility houses the state-of-the-art Air Testing Services(TM) (“ATS”) lab, recognized as capable of performing engine emissions verification test protocols by the EPA, CARB and the Mine Safety and Health Administration (“MSHA”). ESW America’s facilities are leased and the lease term expires on February 28, 2013.

We believe that the ATS group will be available to better service our clientele for engine testing as well as EPA/CARB emissions testing and certification programs. ATS currently provides testing support for ESW’s internal research and development programs. The focus at this facility in 2011 is to continue supporting internal research and development and expand its air testing services to external customers.

Both our facilities are in full compliance with ISO 9001:2008. We currently hold a full registration certificate effective until March 2013 for ESW America and January 2013 for ESW Canada.

The field of emission control is very complex and requires a variety of different technologies to be employed. As such, we have entered into several strategic alliances to assure access to leading edge technologies and address the needs of our potential customer base. The technology can be either in form of customized precious metal solutions, critical system components or the complete transfer of the entire technology. This approach enables us to adapt quickly to an ever-changing marketplace.

In effecting our business plan, we achieved important goals in fiscal 2010:

•	On July 14, 2010, we announced through a shareholder letter that we had a substantial increase in our distributor network. We have a total of 36 independent contracted distributors with over 230 individual locations. All of the distributors have been trained and certified to install our products on vehicles and construction equipment.

•	On October 12, 2010, we announced that the Therma Cat(TM) Active Level III Plus catalyst system verification has been expanded to include an updated sizing chart for On-Road applications. Therma Cat(TM) now meets all current retrofit installation sizing requirements for an even wider variety of 1993 through 2006 model year On-Road vehicles. The system is available up to 375 Horsepower and as per the Company’s estimates increase the engine family universe by 21%. The expanded verification has additional end-user benefits and competitive benefits such as a “Swapping Allowance,” which provides for an alternate filter to be used in place of the one being cleaned during a scheduled maintenance procedure for the Therma Cat(TM), thereby maximizing the on road availability of a vehicle. In addition, a “Redistribution Allowance” gives customers the ability to move a system from a vehicle being removed from service to one being brought into service, saving money for the customer and minimizing fleet disruption.

•	On November 11, 2010, we announced that we and E Global Solutions (“EGS”), our exclusive New York distributor, participated in an expert panel discussion to provide guidance on New York State and City emission control requirements covering mandated retrofit installation and compliance deadlines for diesel on-road and off-road engines. With deadlines for retrofit compliance in effect, for contractors regulated by New York State, New York City and surrounding counties for emission control requirements for diesel engines, we view this important market as a significant potential for the Therma Cat (TM) product.

•	On November 15, 2010, we announced that our exclusive New York distributor, EGS, has been awarded a long-term contract with the Metropolitan Transit Authority (MTA) of New York City. The contract provides for EGS to supply the Therma Cat(TM) Level III Plus Active Diesel Particulate Filter (ADPF) retrofit technology to the MTA to satisfy New York State diesel engine emission control requirements. Under the supply and installation contract, EGS will also supply the market leading Therma Cat(TM) ADPF to the Long Island Rail Road, the Triboro Bridge and Tunnel Authority and the Staten Island Rapid Transit Operating Authority. The contract results from the New York State Diesel Emissions Reduction Act, Part 248/249 of 2006. This law mandates that any vehicles over 8500 lbs. powered by diesel engine which are State owned, operated, on behalf of or leased by these agencies must be retrofit with the “best available” technology for the reduction of particulate matter within a determined time period. State-wide, the legislation calls for the retrofit of over 30,000 registered heavy-duty diesel vehicles and engines.

In 2010 ESW made significant positive strides in obtaining wide ranging verifications for products and distribution network for sales. As a result, ESW’s revenues in 2010 increased by 239% compared to 2009. However, during the last two quarters of 2010, we faced shortages in working capital. The main reasons for the shortage in working capital were: (a) long purchase lead times for key materials and components which was mitigated by increasing levels of inventory; (b) delays in receiving sales orders that we had anticipated in 2010 due to significantly longer than anticipated timelines for state, federal and non-profit agencies to submit bids for funded projects, award projects, and release purchase orders; (c) delays in achieving verifications and certifications for certain products; and (d) delays in enforcement of certain regulations in California (Off-road and private fleet rules) and the economic downturn in the U.S. that affected the construction industry, large capital projects, and ultimately the retrofit market for private and public fleets. The above factors have affected our expected revenue growth and in turn affected our liquidity position. We offset this by engaging in various financing activities throughout 2010. See “— Liquidity and Capital Resources.”

Fiscal Year 2011

For 2011, we are focused on optimizing our operations around our “sweet spots” and capturing a greater market share in the catalytic converter and emissions testing markets whilst ensuring profitable growth as compared to 2010. The key factors that are in our favor are: (a) continued regulatory push for emissions reductions in the U.S, (b) additional funding being available from public agencies, (c) a market-leading Level III active catalytic converter technology and an established distribution network in North America, and (d) opportunities to market to third parties its CARB and EPA recognized emissions and durability testing services.

We believe that we can improve, achieve and maintain profitability and grow our business by pursuing the following strategy:

•	focus on delivering controlled and profitable growth to our shareholders;

•	center our sales strategy around identified “sweet-spots” that will allow manufacturing efficiency gains and optimized resource allocation;

•	educate the end customers about the technology and ensure realistic delivery timeline expectations;

•	enhance scheduling and customer service functions and importance;

•	locate recurring revenue opportunities and focus sales efforts on such opportunities;

•	work with vendors to optimize our material buys and lead times; and

•	constantly review operations, processes and products under a “continuous improvement/performance-based culture.”

To deliver against this strategic intent, in February 2011, we secured $3,000,000 million in financing through the Bridge Loans. Proceeds from the Bridge Loans, along with available cash, is being used to fund working capital, planned capital investments and other general corporate purposes. With the proceeds of the Bridge Loan, we regained compliance with covenant obligations under the Demand Credit Agreement, for which we had previously obtained waivers of covenant obligations that expired February 15, 2011. As at March 31, 2011, of the $3,000,000 in additional financing secured, $1,823,319 was used to repay a portion of the outstanding amount due under the Demand Credit Agreement. Effective April 27, 2011, we secured $1,000,000 in additional financing through the Bridge Loans, which is being used for working capital to secure and deliver the current sales opportunities.

We are seeking raise $7,770,000 of net proceeds through this rights offering, which will be used to repay our outstanding indebtedness and to provide working capital. See “Use of Proceeds.”

Effective May 10, 2011, we entered into the Investment Agreement with the Bridge Lenders, pursuant to which the Bridge Lenders agreed to the Backstop Commitment and we agreed to the offer to the Bridge Lenders the Purchase Option, Additional Subscription Offer and Special Additional Subscription Offer. See “The Rights Offering — The Investment Agreement.”

The cost of developing a complete range of products to meet regulations is substantial. We believe that we possess a competitive advantage in ensuring regulatory compliance by leveraging our Testing and Research facility in Montgomeryville, Pennsylvania to support our certification and verification efforts. We have also managed to offset some of these development costs through the application of research grants and tax refunds.

In effecting our current business plan, we have made adjustments to our business in the first quarter of 2011:

•	We have reviewed and continue to review our costs for inefficiencies and have taken steps to reduce our operating expenses. Key cost reduction initiatives during the first quarter of 2011 included the restructuring of our management team, the termination of certain contracts and the re-negotiation of board and consulting obligations, amongst others. We will continuously revisit opportunities to further streamline the business.

•	Since January 2010, there has been a significant increase in the cost of material and components that we use. We are revising the pricing to our dealers to ensure operating margins remain consistent despite lower margins in the first quarter of 2011. Price increases will be implemented in two phases in 2011. We have also revised our overall commercial policies, including our general terms and conditions and lead time expectations on our products. Changes have also been implemented to our costing and quoting processes, including frequent periodic review of our bill of materials and the proactive negotiation of raw material prices.

•	We are focusing on increasing sales volumes on our core “sweet spot” products to reduce production complexities and improve inventory management. We are also focused on implementing new continuous improvement programs such as the cross-functional “Product and Process Review” stream led by our engineering team searching for product, product quality and product development process enhancements.

•	We have revisited relationships with critical vendors, in addition to setting up favorable payment plans to reduce the outstanding balances with the vendors. We have also secured and continue to secure volume discounts on critical components.

•	We are in the process of reviewing our warranty policies to ensure that warranty terms and conditions meet industry standards whilst mitigating warranty risks to the fullest extent possible.

•	We are in the process of engaging our existing and new independent dealers in order for dealers to better understand our business and strengthen our partnership with our distribution base.

•	We are focusing on increasing revenues from our Air Testing Facility in Montgomeryville, Pennsylvania.

The results from this adjustment to our business are expected to improve operational results in the second and third quarter of 2011. We have reduced inefficiencies in personnel-related costs, manufacturing costs and other discretionary expenditures that are within our control. We are also seeking to lower our overhead costs while increasing our focus on the sales, marketing and customer service efforts. The changes in the business are anticipated to lower the overall operating costs and improve our overall results, without affecting the positioning of our existing products and testing services as well as our efforts to develop and deliver to market the next generation of leading clean technology products and services.

Comparison of the Three Month Period Ended March 31, 2011 to the Three Month Period Ended March 31, 2010

Results of Operations

Revenues. Revenues for the three month period ended March 31, 2011 decreased by $202,859 or 9.0 percent, to $2,045,737 from $2,248,596 for the three month period ended March 31, 2010. The decrease in revenue is mainly related to our customers facing delays in obtaining funding from public agencies to retrofit diesel vehicles.

Cost of Sales. Cost of sales as a percentage of revenues for the three month period ended March 31, 2011 was negative 6.3 percent compared to 67.2 percent for the three month period ended March 31, 2010. Cost of Sales for the three month period ended March 31, 2011 increased by $581,591 or 38.5 percent. The primary reason for negative gross margin for the three month period ended March 31, 2011 was the write-down and a reserve for write down of inventory in the amount of $229,221. The increase in cost of sales in the current period is related to the following: (a) increases in the cost of materials of $190,534 mainly driven by the increasing cost of precious metals, components and supplies used in production, (b) sales by us of slow moving inventory to recover cash and the related write-down of $128,598 as a loss on sale of inventory and a reserve for obsolescence of $100,623, (c) an increase of $26,258 in labor cost mostly related to production inefficiency, (d) an increase in overhead costs of $96,389 as we apply higher overheads to our cost of sales due to improved visibility on the costs enabling better allocation of the overhead expenses, previously expensed as operating expenses, (e) increase in service and warranty costs of $29,885 over the prior period, and (f) $9,304 related to discount provided to dealers to increase accounts receivable collections. The increases in cost of sales were further affected by the decrease in revenue of $202,859. We have reviewed our production costing and have a plan in place to review and update the pricing of our products and reduce materials and production costs to maintain future margins.

Marketing, Office and General Expenses. Marketing, office and general expenses for the three month period ended March 31, 2011 increased by $55,951, or 5.6 percent, to $1,051,753 from $995,802 for the three month period ended March 31, 2010. The increase is primarily due to the following: (a) an $80,430 increase in general administration costs mainly related to increased financing charges on our secured credit facility, (b) a marginal increase in administration salaries and wages of $4,005, and (c) an increase in factory expense of $98,877 mostly related to inefficient labor. These increases were offset by decreases in sales and marketing wages and selling expenses of $67,514, mainly resulting from reversal of bad debt provisions as of December 31, 2010, for which receivables were collected, a decrease of $25,079 in facility costs, resulting from higher overheads applied to cost of sales, and a decrease in investor relation costs of $34,769 as we terminated the services of an investor relations firm.

Restructuring Charges. We incurred $518,809 as restructuring charges for the three month period ended March 31, 2011, relating to various severance payments, vacation payouts and agreements. We incurred expenses related to severance agreements with our former Chief Executive Officer, Vice President of Operations and Director of Sales in the amount of $432,377, of which $310,947 was included in accrued liabilities and will run-off during the balance of the period that severance payments are made.

Research and Development. Research and development (“R&D”) expenses for the three month period ended March 31, 2011 increased by $58,312, or 46.5 percent, to $183,626 from $125,314 for the three month period ended March 31, 2010, in each case net of grant money received. The primary driver of R&D expenses for the first three months of fiscal year 2011 related to our pursuit of the certification/verification of our locomotive and marine product, the Xtrm Cat(TM), including the final EPA certification testing at a recognized testing facility. To offset this increase during the three month period ended March 31, 2011, we received grant money amounting to $229,999 compared to $101,526 for the three month period ended March 31, 2010.

Officers’ Compensation. Officer’s compensation and director’s fees for the three month period ended March 31, 2011, increased by $13,287, or 6.7 percent, to $211,644 from $198,357 for the three month period ended March 31, 2010. The increase in compensation is mainly due to changes in executive management and our board of directors.

Consulting and Professional Fees. Consulting and professional fees for the three month period ended March 31, 2011, decreased by $78,873, or 74.4 percent, to $27,102 from $105,975 for the three month period ended March 31, 2010, the prior year period included legal fees in connection with the Demand Credit Agreement and higher consulting fees and audit fees.

Foreign Exchange Loss. Foreign exchange loss for the three month period ended March 31, 2011 was $60,126 as compared to a loss of $56,223 for the three month period ended March 31, 2010. This is a result of the fluctuation in the exchange rate of the Canadian dollar, or CAD, to the U.S. dollar.

Depreciation and Amortization. Depreciation and amortization expense for the three month period ended March 31, 2011 decreased by $142,495, or 54.2 percent, to $120,350 from $262,845 for the three month period ended March 31, 2010. In the three month period ended March 31, 2011, we applied $34,680 of additional depreciation to cost of sales, there was a reduction of $37,272 from patents being completely amortized and $ 70,543 from assets that have been fully amortized.

Loss from Operations. Loss from operations for the three month period ended March 31, 2011, increased by $1,213,344, or 120.6 percent, to $2,219,754 from $1,006,410 for the three month period ended March 31, 2010.

Interest Expense. Interest expense on long-term debt related to convertible debentures we issued was $0 for the three month period ended March 31, 2011 as compared to $183,858 for the three month period ended March 31, 2010. Amortization of deferred costs amounted to $0 for the three month period ended March 31, 2011 as compared to $117,131 for the three month period ended March 31, 2010.

Financing Expenses. In November 2008, we completed a transaction whereby we issued $6.0 million of 9% convertible debentures to six accredited investors (the “2008 Debentures”). In August 2009, we issued $1.6 million of 9% convertible debentures to six accredited investors (the “2009 Debentures”). Effective March 25, 2010, the holders of the 2008 Debentures and 2009 Debentures agreed to convert all outstanding convertible debentures as per the terms of the respective debenture agreements. The early conversion of the debentures was a condition precedent to ESW Canada entering into the Demand Credit Agreement.

In March 2010, we issued $3.0 million of 9% convertible debentures to five accredited investors (the “2010 Debentures”). The conversion of the 2008 Debentures and 2009 Debentures triggered the mandatory conversion feature on the 2010 Debentures. As part of the agreement to convert all existing convertible debentures, we paid a premium as an inducement to convert all debentures. The premium was payable to all converting debenture holders and was subject to a positive fairness opinion, approval by a Fairness Committee consisting of independent directors of our board of directors and an increase in our share capital. The premium consisted of 4,375,665 shares of common stock. As we did not have sufficient authorised shares as of the date of conversion of the debentures to fulfill the premium, the premium had been recorded as an advance share purchase agreement at fair market value of $2,909,872 at March 31, 2010 ($0 for March 31, 2011). The agreement was without interest, subordinated to the banks position and payable in a fixed number of shares of common stock (4,375,665 shares) upon increase in our authorized share capital. In summary, the fair value of the advanced share subscription was dependent on the market price of our common stock, as we did not have sufficient available authorized common shares to fulfill this obligation as on March 31, 2010. The advanced share subscription was revalued based on the market price of our common stock at the end of each reporting period or until it was fulfilled by the issuance of authorized common shares. The resulting revaluation either caused gains or losses on the consolidated condensed statement of operations and comprehensive loss.

The Share Subscription Agreement for the 2010 Debentures contains an exchange feature. The exchange feature provides that if within twelve months from March 19, 2010 we enter into or closes another financing or other transaction (which for securities law purposes would be integrable with the offer and sale of the 2010 Debentures) on terms and conditions more favorable to another purchaser, the terms and conditions of the 2010 Debentures shall be adjusted to reflect the more favorable terms. On March 31, 2011, we re-evaluated the fair value of the exchange feature and determined that the probability of closing another financing was 100% and the conversion price of the 2010 Debentures would be reset. On March 31, 2011, an additional liability of $578,739 was recorded for the exchange feature in our consolidated financial statements with a $578,739 expense related to change in fair value of exchange feature liability recorded in the consolidated condensed statements of operations and comprehensive loss.

Change in fair value of exchange feature liability for the three month period ended March 31, 2011 amounted to $578,739 as compared to $0 for the three month period ended March 30, 2010.

We incurred $34,521 interest cost on notes payable to a related party under the Bridge Loans for the three month period ended March 31, 2011 as compared to $11,342 for the three month period ended March 31, 2010.

At March 31, 2011, we recorded interest accretion expense of $1,050,000 ($0 for March 31, 2010), financing charge on embedded derivative liability of $485,101 ($0 for March 31, 2010) and a gain on convertible derivative of $1,336,445 ($0 for March 31, 2010) related to the discount feature and the embedded derivative features in the $3,000,000 notes payable to related party.

Comparison of Year Ended December 31, 2010 to Year Ended December 31, 2009

Results of Operations

Revenues. Revenues for the year ended December 31, 2010 increased by $7,361,747, or 239.4 percent, to $10,437,145 from $3,075,398 for the year ended December 31, 2009. The increase in revenue is mainly related to sales of our verified Therma Cat (TM) Level III products, further complemented by sales of the Xtrm Cat (TM) product. In 2009, we focused our efforts on achieving verifications for our Therma Cat (TM) Level III product.

Cost of Sales. Cost of sales as a percentage of revenues for year ended December 31, 2010 was 69.6 percent compared to 58.9 percent for the year ended December 31, 2009. The gross profit for the year ended December 31, 2010 was 30.4 percent as compared to a gross margin of 41.1 percent for the year ended December 31, 2009. The increase in cost of sales as a percentage of revenue in the current period is due to increased labor costs involved in ramping up of operations to meet customer orders, our 2010 level of manufacturing labor could support a higher amount of orders than we received. The increase in cost of sales is also related to a steady increase in cost of precious metals during the year. In addition, we also wrote down $195,293 of inventory in the fourth quarter of 2010 due to discontinued product lines or product modifications.

Marketing, Office and General Expenses. Marketing, office and general expenses for the year ended December 31, 2010 increased by $1,389,792, or 41.7 percent, to $4,719,362 from $3,329,570 for the year ended December 31, 2009. Sales and marketing salaries and wages and selling expenses grew by $474,351 attributed to an increased focus on business development and product marketing efforts, and the addition of a customer service and support department. Administration salaries and wages were higher by $391,532, due to increased administration staff to support our transition and growth and our implementation of a centralised enterprise resource planning system. Plant related expenses were higher by $151,891 as a result of increased manufacturing activity increasing the cost of consumables, shop supplies, equipment repair and maintenance costs. Investor relations expense increased by $62,929 mainly related to legal fees and fees related to an investor relations firm used by us. General and administration cost increased by $333,785 mainly due to the increased finance and guarantee charges in connection with our Demand Credit Agreement with our secured lender and increased business insurance expenses. These increases were offset by a decrease in facility costs of $24,696 as a larger portion of overheads applied to the cost of sales.

Research & Development (“R&D”). R&D expenses for the year ended December 31, 2010 decreased by $146,604, or 15.8 percent, to $783,944 from $930,548 for the year ended December 31, 2009, in each case net of grants. We incurred R&D expenses associated with the verification and expansion of engine family sizes of our Therma Cat (TM) Active Level III Plus Diesel Particulate Filter, as well as the verification of our locomotive and marine products and the certification of our Level II product. During the year ended December 31, 2010, we received grant money for our R&D activities amounting to $143,375 as compared to $168,753 for the year ended December 31, 2009.

Officers’ Compensation. Officers’ compensation and directors’ fees for the year ended December 31, 2010 increased by $281,610, or 41.9 percent, to $954,054 from $672,444 for the year ended December 31, 2009. The increase is mainly due to the addition of two outside directors in 2010, a wage increase for one of our officers retroactive to January 2010, stock based compensation expense for the April 2010 stock options and the effect of exchange rate differences on Canadian Dollar (“CAD”) contracts for our officers.

Consulting and Professional Fees. Consulting and professional fees for the year ended December 31, 2010 increased by $235,361 to $451,345 from $215,984 for the year ended December 31, 2009. The increase is mainly attributed to increased legal fees associated with the closing of the Demand Credit Agreement, legal fees related to the renewal of our Canadian subsidiary’s lease agreement, increased audit and other fees related to Sarbanes-Oxley 404, as well as general consulting fees.

Foreign Exchange Loss. Foreign exchange loss for the year ended December 31, 2010 amounted to $103,256. For the year ended December 31, 2009 foreign exchange gain amounted to $10,035. This is a result of the fluctuation in the exchange rate of the Canadian Dollar relative to the U.S. Dollar.

Depreciation and Amortization. Depreciation and amortization expense for the year ended December 31, 2010 decreased by $286,112, or 25.5 percent to $837,448 from $1,123,560 for the year ended December 31, 2009.

Loss From Operations. Loss from operations for the year ended December 31, 2010 decreased by $345,083, or 6.9 percent, to $4,673,760 from $5,018,843 for the year ended December 31, 2009. The decrease is mainly due to increased revenues in the current year offset by an increase in costs.

Interest Expense. Interest expense on long-term debt was $183,858 for the year ended December 31, 2010 as compared to $870,632 for the year ended December 31, 2009. Amortization of deferred costs amounted to $117,131 and long- term debt accretion amounted to $768,981 for the year ended December 31, 2010 as compared to $19,912 and $27,019 respectively for the year ended December 31, 2009. As of December 31, 2010, we has no debt outstanding related to the convertible debentures.

Financing Expenses. As discussed above, since we did not have sufficient authorized shares as of the date of conversion of the 2008 Debenture, 2009 Debentures and 2010 Debentures to fulfill the premium owed on such conversion, the premium was recorded as an advance share purchase agreement at fair market value $2,909,872 at March 31, 2010. Subsequently, as of October 14, 2010, we revalued the advance share purchase agreement at fair market value $1,662,753 with a $1,247,119 gain recorded in the consolidated statements of operations and comprehensive loss. Effective November 30, 2010, we issued an aggregate of 4,375,668 restricted shares of common stock to holders of the debentures in connection with the early conversion of the debentures and settled the obligation.

On December 31, 2010, we evaluated the fair value of the exchange feature of the 2010 Debentures based on the probability of closing another financing by March 18, 2011 and the fair value of the number of incremental shares to be issued at a lower estimated issue price. The probability of closing another financing by March 18, 2011 was estimated to be 100% on December 31, 2010. The fair value of our common stock was determined by the closing price on the valuation date. At December 31, 2010, an exchange feature liability of $1,680,000 was recorded for the 2010 Debentures with a $1,680,000 expense related to change in fair value of exchange feature liability.

Effective November 9, 2010 and December 8, 2010, we closed on our first tranche and second tranche of a unit offering in the amount of $300,000 per tranche for gross proceeds of $600,000 whereby we issued 1,500,000 units (“the unit offering”). The Share Subscription Agreement for the units contains an exchange feature which provides that if within six months from effective date of closing, we enter into or close another financing or other transaction (which for securities law purposes would be integrable with the offer and sale of the securities) on terms and conditions more favorable to another purchaser, the terms and conditions of the unit offering shall be adjusted to reflect the more favorable terms. On November 9, 2010, December 8, 2010 and December 31, 2010, we evaluated the fair value of the exchange feature based on the probability of closing another financing within six months and the fair value of the number of incremental shares and warrants to be issued at a lower estimated issue price for units. The fair value of our common stock was determined by the closing price on the valuation date and the fair value of the warrants was determined using a binomial option valuation model. At December 31, 2010, an exchange feature liability of $453,861 was recorded for the unit offering, with $112,649 recorded as the fair value of exchange feature liability on the issuance dates of the unit offering (November 9, 2010 and December 8, 2010) and a $341,213 change in fair value of exchange feature liability.

Change in fair value of exchange feature liability for the year ended December 31, 2010 amounted to $2,021,213 as compared to $0 for the year ended December 31, 2009.

Interest on note payable to related party amounted to $11,342 for the year ended December 31, 2010 as compared to $0 for the year ended December 31, 2009. On March 31, 2010, we repaid $500,000 principal and $11,342 in interest from the proceeds of the March 19, 2010 convertible debentures.

Loss on disposal of property and equipment amounted to $8,828 for the year ended December 31, 2010 and $1,404 for the same period in the previous year.

Liquidity and Capital Resources

Cash Flows

During the three month period ended March 31, 2011, we used $227,567 of cash to sustain operating activities compared with $1,530,685 for the three month period ended March 31, 2010. As of March 31, 2011 and March 31, 2010, we had cash and cash equivalents of $956,337 and $949,021, respectively.

During the year ended December 31, 2010, we used $5,875,140 of cash to sustain operating activities compared with $4,353,576 for the year ended December 31, 2009. As of December 31, 2010 and December 31, 2009, we had cash and cash equivalents of $13,328 and $632,604, respectively.

Net cash used in operating activities for the three month period ended March 31, 2011, amounted to $227,576. This amount was attributable to the net loss of $3,134,632, plus non cash expenses such as depreciation, amortization, interest accretion expense, change in fair value of exchange feature liability and others of $1,182,293, and an increase in net operating assets and liabilities of $1,724,763. Net cash used in operating activities for the three month period ended March 31, 2010 amounted to $1,530,685. This amount was attributable to the net loss of $4,997,559, plus non cash expenses such as depreciation, amortization, interest and accretion on long term debt, inducement premium on conversion of debentures and others of $4,237,365, and a decrease in net operating assets and liabilities of $770,491.

Net cash used in operating activities for the year ended December 31, 2010 amounted to $5,875,140. This amount was attributable to the net loss of $9,447,641, plus non cash expenses such as depreciation, amortization, interest and accretion on long term debt, inducement premium on conversion of debentures, exchange feature expense and others of $6,370,409, and a decrease in net operating assets and liabilities of $2,797,908. Net cash used in operating activities for the year ended December 31, 2009 amounted to $4,353,576. This amount was attributable to the net loss of $5,936,952, plus non cash expenses such as depreciation, amortization, interest on long term debt and others of $2,199,407, and a decrease in net operating assets and liabilities of $616,031.

Net cash used in investing activities was $15,729 for the three month period ended March 31, 2011 as compared to $100,998 provided by investing activities for the three month period ended March 31, 2010.

Net cash used in investing activities was $414,188 for the year ended December 31, 2010 as compared to $171,176 for the year ended December 31, 2009. The capital expenditures during the year ended December 31, 2010 were primarily dedicated to production tooling.

Net cash provided by financing activities totaled $1,174,725 for the three month period ended March 31, 2011, as compared to $1,775,822 for the three month period ended March 31, 2010. In the current period of 2011, $3,000,000 was provided through the issuance of the Bridge Loans, $1,823,319 was repaid under the Demand Credit Agreement and $1,956 was repaid under capital lease obligation. In the prior year period of 2010, $3,000,000 was provided through issuance of convertible debentures, $720,510 was repaid under our prior bank loan, $500,000 repaid promissory notes to a related party, and $3,668 repaid a capital lease obligation.

Net cash provided by financing activities totaled $5,570,429 for the year ended December 31, 2010, as compared to $3,086,915 provided by financing activities for the year ended December 31, 2009. In the current period $2,919,375 (net of debt issuance costs of $80,625) was provided through issuance of convertible debentures, $3,312,254 was borrowed under our senior credit facility and $723,431 was repaid to Royal Bank of Canada prior to closing the facility, $500,000 repayment of promissory note to a related party, $576,000 (net of $24,000 broker fees related to share subscription) was received through the issuance of common stock and $13,769 repaid under capital lease obligation.

Liquidity and Capital Requirements

The industry that we operate in is capital intensive and there is a timing issue bringing product to market which is considered normal for this industry, there is a timing difference between awards of funding and the final funding released by the regulatory agencies which also affect revenues. We continue to invest in research and development to improve our technologies and bring them to the point where our customers have a high confidence level allowing them to place larger orders The length of time a customer needs to build confidence in ESW’s technologies cannot be predetermined and as a result, ESW has sustained operating losses as a result of not generating sufficient sales to generate a profit from operations. In 2011 ESW plans to adjust it business to correct for these issues.

During the first quarter of 2011 and the years ended 2010 and 2009, we did not produce sufficient cash from operations to support our expenditures. Prior financings as discussed below under the Debt Structure along with continued borrowing on our Demand Credit Agreement supported our operations during the period. Our principal use of liquidity relates to our working capital needs and to finance any further capital expenditures or tooling needed for production and/or our testing facilities.

Effective March 31, 2010, our subsidiary, ESW Canada, entered into the Demand Credit Agreement to meet working capital requirements. The facility has a credit limit of CAD $1.5 million. Borrowings under the facility are limited to a percentage of accounts receivable plus a percentage of inventories (capped at CAD $1.0 million or 50% of the accounts receivable portion) less any prior ranking claims.

We anticipate certain capital expenditures in 2011 related to the general operation of our business as well as to upgrade the air testing facilities in Montgomeryville, Pennsylvania. We do not expect that total capital expenditures for 2011 will amount to more than $1,400,000.

In February 2011, we secured $3,000,000 in additional financing through the Bridge Loans. Proceeds of the Bridge Loans, along with available cash, was used to fund working capital, planned capital investments and other general corporate purposes. As at March 31, 2011, of the $3.0 million in financing secured, $1,823,319 was used to repay our credit facility. Effective April 27, 2011, we secured $1.0 million in additional financing through the Bridge Loans, which being used for working capital to secure and deliver the current sales opportunities.

We are engaging in this rights offering to raise capital. Through this rights offering, we plan to sell up to 66,666,667 shares of common stock, at a subscription price of $0.12 per share, for net proceeds of $7.8 million. This capital will be used to repay indebtedness and fund working capital requirements. See “Use of Proceeds.”

With our anticipated growth in revenue, profitability and cash flow should improve to reflect our operating leverage. Enhanced profitability and cash flow will also result from our initiatives to enhance our commercial policies, streamline our infrastructure and drive our operational efficiencies across our operations.

Competition is expected to intensify as the market for our products expands. Our ability to continue to gain significant market share will depend upon our ability to continue to develop strong relationships with distributors, customers and develop new products. Increased competition in the market place could result in lower average pricing which could adversely affect our market share and pricing for our products.

We have 700,000 Class A special shares, authorized, issued and outstanding, recorded at $453,900 (based on the historical exchange rate at the time of issuance). The Class A special shares are issued by our wholly-owned subsidiary BBL Technologies, Inc. (“BBL”) without par value, and are redeemable on demand by the holder of the shares which is a private Ontario Corporation at $700,000 CAD (which translates to $721,980 U.S. Dollars and $703,801 U.S. Dollars at March 31, 2011 and December 31, 2010, respectively). As the redeemable Class A special shares were issued by our wholly owned subsidiary, BBL, the maximum value upon which we are liable is the net book value of BBL. As of March 31, 2011 and December 31, 2010, BBL had an accumulated deficit of $1,192,858 U.S. dollar ($1,845,375 CAD), and therefore, the holder would be unable to redeem the redeemable Class A special shares at their ascribed value.

Debt Structure

Effective March 19, 2010, we issued the 2010 Debentures, which were $3,000,000 of 9% convertible debentures to 5 accredited investors under Rule 506 of Regulation D. The 2010 Debentures were for a term of 3 years and were convertible into shares of our common stock at the option of the holder by dividing the principal amount of the 2010 Debentures to be converted by $0.50. The 2010 Debentures earned interest at a rate of 9% per annum payable in cash or in shares of our common stock at the option of the holder. If the holder elected to receive interest in shares of common stock, the number of shares of common stock to be issued for interest would be determined by dividing accrued interest by $0.50. The 2010 Debentures had a mandatory conversion feature that required the holders to convert in the event a majority of our pre-existing outstanding 9% convertible debentures converted. Subject to the holder’s right to convert and the mandatory conversion feature, we had the right to redeem the 2010 Debentures at a price equal to one hundred and ten percent (110%) multiplied by the then outstanding principal amount plus unpaid interest to the date of redemption. Upon maturity, the 2010 Debentures and interest were payable in cash or common stock at the option of the holder. We also had provided the holders of the 2010 Debentures registration rights. The 2010 Debentures contained customary price adjustment protections.

Effective March 25, 2010, the holders of the 2008 Debentures and 2009 Debentures agreed to convert all outstanding convertible debentures as per the terms of the respective debenture agreements. The early conversion of the 2008 Debentures and 2009 Debentures was a condition precedent to ESW Canada entering into the Demand Credit Agreement. The conversion of the 2008 Debentures and 2009 Debentures triggered the mandatory conversion feature on the 2010 Debentures. As part of the agreement to convert all existing convertible debentures, we paid a share-based premium as an inducement to convert all debentures. The premium was payable to all converting debenture holders and was subject to a positive fairness opinion, provided by a Fairness Committee consisting of independent directors of our board of directors and an increase in our share capital. The premium consisted of 4,375,665 shares of common stock. As we did not have sufficient authorized shares as of the date of conversion of the debentures to fulfill the premium, the premium was recorded as an advance share purchase agreement at a fair market value of $2,909,872 at March 31, 2010. The agreement was without interest, subordinated to the bank’s position and payable in a fixed number of shares of common stock (4,375,665 shares) upon increase in our authorized share capital. In summary, the fair value of the advanced share subscription was dependent on the market price of our common stock, as we did not have sufficient available authorized common shares to fulfill this obligation as on March 31, 2010. The advanced share subscription was revalued based on the market price of our common stock at the end of each reporting period until it was fulfilled by the issuance of authorized common shares. Gains and losses from the resulting revaluations were recognized on the consolidated condensed statement of operations and comprehensive loss.

The Share Subscription Agreement for the 2010 Debentures contains an exchange feature. The exchange feature provides that if within twelve months from March 19, 2010, we enter into or close another financing or other transaction (which for securities law purposes would be integrable with the offer and sale of the securities) on terms and conditions more favorable to another purchaser, the terms and conditions of the 2010 Debentures shall be adjusted to reflect the more favorable terms. On March 31, 2011, we re-evaluated the fair value of the exchange feature and determined that the probability of closing another financing was 100% and the conversion price of the 2010 Debentures would be reset. On March 31, 2011 an additional liability of $578,739 was recorded for the exchange feature in these consolidated condensed financial statements with a $578,739 expense related to change in fair value of exchange feature liability recorded in the consolidated statements of operations and comprehensive loss.

Effective March 31, 2010, our subsidiary, ESW Canada, entered into the Demand Credit Agreement to meet working capital requirements. The facility has a credit limit of CAD $4 million. Borrowings under the facility are limited to a percentage of accounts receivable plus a percentage of inventories (capped at CAD $1 million or 50% of the accounts receivable portion) less any prior ranking claims. The credit facility is guaranteed by us and our subsidiaries, ESW Canada, ESW America, BBL, and ESW Technologies, through a general security agreement over all assets. The facility has been guaranteed to the bank under EDC’s Export Guarantee Program. Borrowings under the credit facility bear interest at 2.25% above the bank’s prime rate of interest. Obligations under the revolving credit agreement are collateralized by a first-priority lien on our assets and the assets of our subsidiaries, including, accounts receivable, inventory, equipment and other tangible and intangible property, including the capital stock of all direct subsidiaries.

The terms relating to the Demand Credit Agreement require that we maintain a tangible net worth of at least $4.0 million. The credit agreement contains, among other things, covenants, representations and warranties and events of default customary for a facility of this type for us and our subsidiaries. Such covenants include certain restrictions on the incurrence of additional indebtedness, liens, acquisitions and other investments, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other repurchases in respect of capital stock, voluntary prepayments of certain other indebtedness, capital expenditures and transactions with affiliates, subject to certain exceptions. Under certain conditions amounts outstanding under the credit agreements may be accelerated. Such events include failure to comply with covenants, breach of representations or warranties in any material respect, non-payment or acceleration of other material debt, entry of material judgments not covered by insurance, or a change of control of us.

Effective May 31, 2011, we entered into a sixth modification of the Demand Credit Agreement, whereby we received an extension on the term of the Demand Credit Agreement through June 30, 2011. In addition, the Demand Credit Agreement was amended to provide that the credit limit for the facility be reduced from CAD $4.0 million to CAD $1.5 million or, if less, the borrowing base established by the security margin. The sixth modification is subject to all covenants and the security margin under the Demand Credit Agreement remaining in order at all times. The lender also advised us that any reasonable request for an extension of the June 30, 2011 date will be considered in light of this rights offering. We paid a fee to the lender for the extension, which included reimbursement of reasonable legal and advisory fees.

From November 8, 2010 through February 14, 2011, our wholly owned subsidiary, ESW Canada, received waivers of certain financial covenants under the Demand Credit Agreement. Without the waivers, ESW Canada would not have been in compliance with certain covenants in the credit agreement. On February 17, 2011, we raised a $3.0 million pursuant to the Bridge Loans, following which we were in compliance with covenant obligations under the Demand Credit Agreement. On May 3, 2011, we raised an addition $1.0 million pursuant to the Bridge Loans, which were effective as of April 27, 2011.

As at March 31, 2011, $1,636,444 was owed under the Demand Credit Agreement ($0 for March 31, 2010).

Effective February 17, 2011 and April 27, 2011, we entered into the Bridge Loans. See “The Rights Offering — Background of the Rights Offering — The Bridge Loans.” As of March 31, 2011, $3,000,000 of principal and $34,521 of interest was owed under the Bridge Loans, compared to $0 of principle and $0 of interest as of March 31, 2010.

We are dependent upon the closing of this rights offering and the transactions contemplated by the Investment Agreement to meet our debt service obligations under the Demand Credit Agreement and the Bridge Loans. Our ability to service our indebtedness, other obligations and commitments in cash will depend on our future performance and our ability to raise capital, which will be affected by prevailing economic conditions, financial, business, regulatory and other factors. Certain of these factors are beyond our control. We may need additional financing after the completion of this rights offering to meet our financial projections and obligations. Significant assumptions underlie our projections, including, among other things, that we will be successful in implementing our business strategy, that some of our new products that have received verification from the appropriate regulatory authorities will obtain customer and market acceptance, and that there will be no material adverse developments in our business, liquidity or capital requirements.

Contractual Obligations

Leases

Effective November 24, 2004, our wholly-owned subsidiary, ESW America, entered into a lease agreement for approximately 40,220 square feet of leasehold space at 2 Bethlehem Pike Industrial Center, Montgomery Township, Pennsylvania. The leasehold space houses our research and development facilities. The lease commenced on January 15, 2005 and expired January 31, 2010. Effective October 16, 2009, ESW America entered into a lease renewal agreement with Nappen & Associates for the leasehold property in Pennsylvania. There were no modifications to the original economic terms of the lease under the lease renewal agreement. Under the terms of the lease renewal, the lease term will now expire February 28, 2013. Effective March 31, 2011, ESW America entered into a lease amendment agreement with Nappen & Associates for the leasehold property at Pennsylvania, whereby ESWA has the sole option to extend the expiry of the lease agreement by an additional 3 years six months prior to February 28, 2013; there were no modifications to the original economic terms of the lease.

Effective December 20, 2004, our wholly-owned subsidiary, ESW Canada, entered into a lease agreement for approximately 50,000 square feet of leasehold space in Concord, Ontario, Canada. The leasehold space houses our executive offices and a high volume manufacturing plant. The possession of the leasehold space took place on May 24, 2005 and the term of the lease was extended to September 30, 2010. ESW Canada renewed its lease agreement at the current property for an additional five year term. The renewed lease period commenced on October 1, 2010 and ends on September 30, 2015.

The following is a summary of the minimum annual lease payments, for both leases as of March 31, 2011:

YEAR

2011	$351,021
2012	468,029
2013	319,813
2014	297,476
2015	223,107
$1,659,447

Capital Lease Obligation

We are committed to the following lease payments in connection with the acquisition of equipment under capital leases as of March 31, 2011:

YEAR

2011	$2,124
2012	1,180
TOTAL	3,304
Less imputed interest	(179)
Total obligation under capital lease	3,125
Less current portion	(1,806)
TOTAL LONG-TERM PORTION	$1,319

We incurred $80 and $515 of interest expense on capital lease obligation for the periods ended March 31, 2011 and 2010, respectively.

Restructuring Expenses and Severance Agreements

We accrued expenses related to severance agreements with our former Chief Executive Officer, Vice President of Operations and Director of Sales. As of March 31, 2011, $310,947 was included in accrued liabilities towards the balance of severance payments owing.

Critical Accounting Policies and Estimates

General

Our discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. (“US GAAP”).

A critical accounting policy is defined as one that is both material to the presentation of our financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on our financial condition and results of operations. Specifically, critical accounting estimates generally require management to make assumptions about matters that are highly uncertain at the time of the estimate; and if different estimates or judgments were used, the use of these estimates or judgments would have a material effect on our financial condition or results of operations.

The estimates and judgments we make that affect the reported amount of assets, liabilities, revenues and expenses are based on historical experience and on various other factors, which ESW believes to be reasonable in the circumstances under which they are made. Actual results may differ from these estimates under different assumptions or conditions. We consider accounting policies related to revenue recognition, the valuation of inventories, research and development and accounting for the value of long-lived assets and intangible assets to be critical accounting policies.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, ESW America, ESW Technologies, ESW Canada and BBL. All inter-company transactions and balances have been eliminated on consolidation. Amounts in the consolidated financial statements are expressed in U.S. dollars.

Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates. Significant estimates include amounts for impairment of property plant and equipment, intangible assets, share based compensation, inventory, redeemable class A special shares, convertible debentures, valuation of warrants, accrued liabilities and accounts receivable exposures.

Concentration of Credit Risk

Our cash balances are maintained in various banks in Canada and the U.S. Deposits held in banks in the U.S. are insured up to $250,000 per depositor for each bank by the Federal Deposit Insurance Corporation. Deposits held in banks in Canada are insured up to $100,000 Canadian dollar per depositor for each bank by The Canada Deposit Insurance Corporation a Federal Crown corporation. Actual balances at times may exceed these limits.

Accounts Receivable and Concentrations of Credit Risk: We perform on-going credit evaluations of our customers’ financial condition and generally do not require collateral from our customers. Three of our customers accounted for 21%, 19%, and 13%, respectively, of our revenue in the fiscal year 2010 and 48%, 21%, and 13%, respectively, of its accounts receivable as of December 31, 2010. Three of our customers accounted for 45%, 20%, and 9%, respectively, of our revenue in the fiscal year 2009 and 27%, 11%, and 25%, respectively, of our accounts receivable as of December 31, 2009.

As at December 31, 2010 and March 31, 2011, we believe that the allowance for uncollectible accounts sufficiently covers any credit risk related to past due accounts receivable balances.

Allowance for Doubtful Accounts

We extend unsecured credit to our customers in the ordinary course of business but mitigate the associated credit risk by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is estimated and recorded based on management’s assessment of the credit history with the customer and current relationships with them. On this basis management has determined that an allowance for doubtful accounts of $70,028 and $6,637 was appropriate as at December 31, 2010 and 2009, respectively.

Inventory

Inventory is stated at the lower of cost or market determined using the first-in first-out method. Inventory is periodically reviewed for use and obsolescence, and adjusted as necessary. Inventory consists of raw materials, work in progress and finished goods.

Property, Plant and Equipment Under Construction

We capitalize customized equipment built to be used in the future day to day operations at cost. Once complete and available for use, the cost for accounting purposes is transferred to property, plant and equipment, where normal depreciation rates apply.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, generally 5 to 7 years. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated discounted cash flow used in determining the fair value of the asset. We conducted a test for impairment as of December 31, 2010 and 2009, and found no impairment.

Internal-Use Software

We capitalize costs related to computer software obtained or developed for internal use. Software obtained for internal use is an enterprise-level business and finance software that we are customizing to meet specific operational needs. Costs incurred in the development phase are capitalized and amortized over the useful life of the internal use software, which is generally from three to five years. Capitalized internal-use software development costs for a project which is not yet complete is included as Internal-use Software under Development in the consolidated balance sheet. Capitalization of such costs ceases at the point at which the project is substantially complete and ready for its intended purpose. Costs capitalized during for the years ended December 31, 2010 and 2009 were $126,340 and $0, respectively.

Patents and Trademarks

Patents and trademarks consist primarily of the costs incurred to acquire them from an independent third party. Accounting Standards Codification (“ASC”) Topic 350 requires intangible assets with a finite life be tested for impairment whenever events or circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated discounted cash flow used in determining the fair value of the asset. We conducted a test for impairment as of December 31, 2010 and 2009 and found no impairment.

Patents and trademarks are being amortized on a straight-line basis over their estimated life of ten years. Amortization expense for the year ended December 31, 2010 and 2009 was $213,212 and $212,792 respectively.

Fair Value of Financial Instruments

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Included in the ASC Topic 820 framework is a three level valuation inputs hierarchy with Level 1 being inputs and transactions that can be effectively fully observed by market participants spanning to Level 3 where estimates are unobservable by market participants outside of us and must be estimated using assumptions developed by us. We disclose the lowest level input significant to each category of asset or liability valued within the scope of ASC Topic 820 and the valuation method as exchange, income or use. We use inputs which are as observable as possible and the methods most applicable to the specific situation of each company or valued item.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, notes payable to related party, bank loan, redeemable Class A special shares and capital lease obligation approximate fair value because of the short-term nature of these items. Per ASC Topic 820 framework these are considered Level 2 inputs where estimates are unobservable by market participants outside of us and must be estimated using assumptions developed by us.

The advance share subscription was classified as a liability and periodically marked to market until October 14, 2010 (see Note 10 to the consolidated financial statements for the year ended December 31, 2010). The fair value of the advance share subscription obligation was determined by the cash settlement value at the end of each period based on the closing price of the Company’s common stock and might be adversely affected by a change in the price of our common stock. Per ASC Topic 820 framework this was considered a Level 1 input.

The exchange feature liability is classified as a liability and periodically marked to market. The fair value of the exchange feature liability is determined by the cash settlement value at the end of each period based on the closing price of our common stock and might be adversely affected by a change in the price of our common stock. Per FAS 157 framework these are considered a Level 1 input.

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, we manage exposure through our normal operating and financing activities.

Revenue Recognition

We derive revenue primarily from the sale of our catalytic products. In accordance with ASC Topic 605, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the amount is fixed or determinable, risk of ownership has passed to the customer and collection is reasonably assured.

We also derive revenue (less than 1.5% in 2010 and 3.0% in 2009 of total revenue) from providing air testing and environmental certification services. Revenues from these services are recognized upon performance.

Research and Development

We are engaged in research and development work. Research and development costs, are charged as operating expense as incurred. Any grant money received for research and development work is used to offset these expenditures. For the years ended December 31, 2010 and 2009, we expensed $783,944 and $930,548 net of grant revenues, respectively, towards research and development costs. The expense excluding grant revenues used to offset research and development costs for the years ended December 31, 2010 and 2009 amounted to $927,319 and $1,099,301. In 2010 and 2009, grant money amounted to $143,375 and $168,753, respectively.

Comprehensive Income

ASC Topic 830 establishes standards for reporting and display of comprehensive income and its components. As of December 31, 2010 and 2009, accumulated other comprehensive income is reported as a component of stockholders’ equity (deficit). Other comprehensive income includes only foreign currency translation adjustments.

Product Warranties

We provide for estimated warranty costs at the time of sale and accrues for specific items at the time their existence is known and the amounts are determinable. We estimate warranty costs using standard quantitative measures based on industry warranty claim experience and evaluation of specific customer warranty issues. We currently record warranty costs as 2% of revenue. As of December 31, 2010 and 2009, $102,793 and $40,290, respectively, was accrued against warranty provision and included in accrued liabilities. For the years ended December 31, 2010 and 2009, the total warranty, service, service travel and installation costs included in cost of sales was $224,766 and $38,209, respectively.

Segmented Reporting

ASC Topic 280 changed the way public companies report information about segments of their business in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers.

We also derive revenue (less than 1.5% in 2010 and 3.0% in 2009 of total revenue) from providing air testing and environmental certification services. For the years ended December 31, 2010 and 2009, all revenues were generated from the U.S. As of December 31, 2010 and 2009, $1,182,263 and $1,662,243, respectively, of property, plant and equipment is located at the air testing facility in Pennsylvania and all remaining long lived assets are located in Concord, Ontario.

Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU” or “Update”) No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 improves disclosures originally required under SFAS No. 157. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2009, and for interim periods within those years. The adoption of the guidance did not have a material effect on our consolidated condensed financial position, results of operations, cash flows or related disclosures.

In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) — Accounting for Transfers of Financial Assets (“ASU 2009-16”). ASU 2009-16 amends the accounting for transfers of financials assets and will require more information about transfers of financial assets, including securitizations, and where entities have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, with early adoption not permitted. The adoption of the guidance did not have a material effect on our consolidated condensed financial position, results of operations, cash flows or related disclosures.

In October 2009, the FASB issued ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing (“ASU 2009-15”). ASU 2009-15 amends the accounting and reporting guidance for debt (and certain preferred stock) with specific conversion features or other options. ASU 2009-15 is effective for fiscal years beginning on or after December 15, 2009. The adoption of the guidance did not have a material effect on our consolidated condensed financial position, results of operations, cash flows or related disclosures.

In August 2010, the FASB issued ASU No. 2010-22, Accounting for Various Topics — Technical Corrections to SEC Paragraphs this update amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics. The adoption of this ASU had no effect on our consolidated condensed financial statements.

In August 2010, the FASB issued ASU No. 2010-21, Accounting for Technical Amendments to Various SEC Rules and Schedules. This updates various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The adoption of this ASU had no effect on our consolidated condensed financial statements.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition — Milestone Method. The objective of this Update is to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this ASU had no effect on our consolidated condensed financial statements.

In April 2010, the FASB issued ASU No. 2010-013, Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force. ASU 2010-13 addresses the classification of an employee share-based award with an exercise price denominated in the currency of a market in which the underlying equity security trades. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of this ASU had no effect on our consolidated condensed financial statements.

In October 2009, the FASB issued ASU No. 2009-13, Multiple Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force (“ASU 2009-13”) (codified within ASC Topic 605). ASU 2009-

13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The adoption of this ASU had no effect on our consolidated condensed financial statements.

Foreign Currency Transactions

The results of operations and the financial position of our operations in Canada is principally measured in Canadian currency and translated into U.S. dollars. The future effects of foreign currency fluctuations between U.S. dollars and Canadian dollars will be somewhat mitigated by the fact that certain expenses will be generally incurred in the same currency in which revenues will be generated. The future reported income of our Canadian subsidiary would be higher or lower depending on a weakening or strengthening of the U.S. dollar against the Canadian dollar. During the first quarter of 2011, we experienced a net loss on foreign exchange due the fluctuation of the U.S. dollar against the Canadian dollar.

A portion of our assets are based in our foreign operations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period. Accordingly, our consolidated investment will fluctuate depending upon the weakening or strengthening of the Canadian dollar against the U.S. dollar.

Adjustments resulting from our foreign subsidiaries’ financial statements are included as a component of other comprehensive income within stockholders equity/(deficit) because the functional currency of subsidiaries is not the U.S. dollar.

BUSINESS

General

We were formed in 1987 in the State of Florida as BBC Stock Market, Inc. (“BBC”), a development stage enterprise. We subsequently changed our name to Environmental Solutions Worldwide, Inc.

We are engaged through our wholly owned subsidiaries in the design, development, manufacturing and sale of environmental technologies and emission testing service. We are currently focused on the international medium duty and heavy duty diesel engine market for on-road and off-road vehicles as well as the utility engine, mining, marine, locomotive and military industries. We also offer engine and after treatment emissions verification testing and certification services.

The “ESW Group” trade name is being used to identify our potential participation in business opportunities outside our traditional focus of engine emissions controls.

We operate through three wholly owned subsidiaries:

•	ESW America Inc. (a Delaware corporation) is our technical, research and development division. ESW America houses our engine emissions testing laboratory and certification services known under the trade name “Air Testing Services™” (“ATS”) recognized by the Environmental Protection Agency (EPA), California Air Resources Board (“CARB”) and Mine Safety and Health Administration (“MSHA”) as capable of performing engine emissions verification test protocols. ESW America’s capabilities include certification and verification of internal combustion and compression engines ranging from 5 to 600 horsepower as well as vehicle chassis testing capabilities up to 1000 horsepower. ESW America is a fully compliant ISO 9001:2008 certified manufacturing and laboratory testing facility.

•	ESW Canada Inc. (an Ontario corporation) serves as a fabrication and substrate manufacturing facility, as well as houses ESW Group’s sales division, managing all sales and marketing as well as the research and development activities for our catalytic product lines. ESW Canada is a fully compliant ISO 9001:2008 certified manufacturing facility.

•	ESW Technologies Inc. (a Delaware corporation) holds our intellectual property and/or rights to the same.

We are a developer of diesel emissions technology solutions, advancing emissions reduction technology by commercializing leading edge proprietary catalytic emission conversion, control and support products and technologies. Our key technologies and products are detailed below and are believed to be responsive to more stringent global emissions regulations being implemented. Among the key products are our Therma Cat™, Xtrm Cat™ and Clean Cat™ diesel emissions control technologies. We also manufacture a line of military technologies including the Stlth Cat™ and Scat-IR-Shield™ exhaust shielding technology currently employed on US Marine Light Armored Vehicles.

We are currently focused on the retrofit opportunities available in North America. We have successfully expanded coverage of the North American market by growing our distributor network from 18 distributors in 2009 to 36 by year end 2010. Our current distributor base allows us to position our technologies in key markets spanning from California to New York. We continue to focus on growing our “share of wallet” within our existing distributor base, as well as expanding our distributor network across North America, and we will opportunistically expand into markets outside of North America if deemed to be financially accretive in the short term.

Industry Trends

Emissions regulations for mobile diesel engines in the major markets of North America, Europe and Asia have continued to tighten and are now 40% to 90% lower than previous regulations. Regulations in effect in the U.S., Europe and in Asia are expected to reduce the emissions level for new mobile diesel engines from 85% to 99% of the levels mandated in the mid-1980s. While much of the regulatory pressure and resulting action from engine manufacturers has focused on reducing emissions from new engines, there is increasing focus and concern over pollution from existing diesel engines, many of which have 20- to 30-year life cycles. The EPA has estimated that in the U.S. alone there are approximately 11 million diesel powered vehicles which need to be retrofitted over the next ten years. Our future performance and growth at the present time is directly related to this trend within the global market.

In the U.S., the EPA, CARB and MSHA continue to place great emphasis on compliance with emission reduction standards. The identification of diesel particulate matter (“PM”) as a toxic air contaminant in 1998 led the CARB to adopt the Risk Reduction Plan to Reduce Particulate Matter Emissions from Diesel-fueled Engines and Vehicles (Plan) in September 2000.

The cost of meeting emission regulations, retrofit and replacement projects in the U.S. is estimated to be approximately $7.0 billion dollars as published in the National Clean Diesel Campaign Fact Sheet (Source EPA’s National Clean Diesel Campaign Fact Sheet). CARB estimates retrofits and engine replacements for approximately 420,000 trucks and buses registered in California as well as those transiting California roadways from other states and countries. As of today, sixteen U.S. states have committed to voluntarily adopt California’s stricter regulations to control greenhouse gas emissions.

Over the last five years, the EPA has brought forward a number of very successful innovative programs all designed to reduce emissions from diesel fleets. In conjunction with state and local governments, public interest groups and industry partners, the EPA has established a goal of reducing emissions from the over 11 million diesel engines in the existing fleets by 2014. The EPA offers numerous programs in order to provide technical and financial assistance to stakeholders interested in reducing their fleets’ emissions effectively and efficiently.

The Diesel Emissions Reduction Program (known as “DERA”) was created under the Energy Policy Act of 2005. This gave the EPA new grant and loan authority for promoting diesel emission reductions and authorized appropriations to the EPA of up to $200 million per year for fiscal years 2007 through 2011. In addition, $300 million was appropriated under the American Reinvestment and Recovery Act of 2009 and $120 million was appropriated for 2009-2010. In January 2011, the U.S. government successfully reauthorized the DERA for five more years. This will continue the legislation’s important environmental and economic benefits for the U.S. Passage of the DERA reauthorization will play a major role in the U.S.’s effort to expand clean air initiatives. In its first five years, DERA has proven to be one of the nation’s most successful clean air programs. In addition, DERA has provided an average of $20 worth of environmental and health benefits for every $1 spent.

The EPA and CARB programs are accelerating the activities toward creation of active markets for diesel emissions reduction technologies and products in the U.S. These markets include retrofit applications in on- and off-road segments, as well as for stationary power generation and marine and rail applications. Thus, the market for diesel emissions reduction technologies and products is still emerging. We expect growing demand for diesel emissions reduction technologies and products for the diesel engine market, owners of existing fleets of diesel-powered vehicles, and expanding requirements from the off-road, marine and railroad sectors. It is an essential requirement of the U.S. retrofit market that emissions control products and systems are verified under the EPA and/or CARB protocols to qualify for credits within the EPA and/or CARB programs. Funding for these emissions control products and systems is generally limited to those products and technologies that have already been verified. ESW has CARB Level III + product verifications which provide an advantage in attracting customers with access to governmental funding for retrofit programs.

Business Strategy

Our focus is to be a leading player in the environmental emissions market by providing leading-edge catalyst technology as well as best-in-class engine and vehicle emissions testing services. Our strategy is centered on identifying and deploying resources against our “sweet-spot” products, where we have identified our core competencies and differentiation in the marketplace. Our core geography focus is North America, and we will opportunistically explore business development opportunities in other markets if accretive in the short term. By focusing financial, human and intellectual capital on our core competencies and markets, we are targeting profitable growth in the short term and value creation for our shareholders over the long term.

We believe that we can improve and maintain profitability and grow our business by pursuing the following strategy:

•	focus on delivering controlled and profitable growth to our shareholders;

•	center our sales strategy around identified “sweet-spots” that will allow manufacturing efficiency gains and optimized resource allocation;

•	educate the end customers about the technology and ensure realistic delivery timeline expectations;

•	enhance scheduling and customer service functions and importance;

•	locate recurring revenue opportunities and focus sales efforts on such opportunities;

•	work with vendors to optimize our material buys and lead times; and

•	constantly review operations, processes and products under a “continuous improvement/performance-based culture.”

Principal Products and Their Markets

Our woven stainless steel wire mesh catalytic converter substrate forms the basis of our product lines. This key component can be produced in almost any size and shape. The wire mesh substrate creates a turbulent environment, which increases catalytic activity, and when manufactured for diesel applications, is designed to serve as a partial filter of PM, an important factor in diesel emission control. Our manufacturing process and chemical wash coat formula is proprietary.

XTRM CAT™ is an innovative proprietary diesel oxidation catalyst designed for Electro Motive Diesel (EMD) turbocharged and roots blown engine systems. The outstanding durability and flexible characteristics enable the Xtrm Cat™ to perform within the extreme operating conditions of locomotive and marine two stroke diesel engine applications. The XTRM CAT™ is in the process of being verified / certified with the US EPA or CARB. Xtrm Cat™ provides significant reductions of PM, hydro carbons (“HC”), and carbon monoxide (“CO”), which may allow EMD engines to be rebuilt to the stringent EPA standards of today and to meet the evolving standards of the future.

THERMA CAT™ Active Diesel Particulate Filter is an advanced Level III+ technology that provides the flexibility and pre-retrofit usability that makes the Therma Cat™ a seamless retrofit device for its end users. Other competing retrofit technologies either limit the vehicles’ use or require driver interaction and limit the vehicles’ availability during regular or multi-shift operations. These competing solutions increase costs in manpower and vehicle management that add to the retrofit devices initial purchase price. The Therma Cat™ is designed to address these issues with the introduction of an exothermic based (flameless technology) that utilizes the vehicle’s existing fuel supply to supplement and raise the exhaust heat so that the Diesel Particulate Filter can regenerate and continue normal operations. The system operates in the background, transparent to the vehicle operator and does not impact the vehicle’s normal operations. We took comprehensive steps to ensure the safe operation of the Therma Cat™ that included meeting Federal Motor Vehicle Safety Standards 301S for fuel system integrity for School Buses through school bus crash tests that ensures the integrity of the fuel system incorporated in the Therma Cat™ system. We also completed a 1,000 hour vibration test that simulated a typical 100,000 mile life cycle on rural roads. Our Therma Cat™ Active Level III+ catalyst system has obtained CARB verification for a variety of on- and off-road engine applications.

CLEAN CAT XP™ is proven to be effective in achieving significant reductions in particulate matter emissions, while simultaneously reducing CO and HC. The unit is designed to be installed as a muffler replacement after the turbocharger. The unit has broad engine coverage on four-stroke diesel engines for on-road applications with engine horsepower ranges of 150-600 hp and meet EPA Level II emissions requirements. The Clean Cat XP™ is designed to be maintenance free, does not require ash cleaning and is designed to be taken apart in event of engine malfunction. We are in the process of certifying/verifying this product.

STLTH CAT™ unit construction incorporates our proprietary catalyzed wire mesh substrate integrated into an advanced sound abatement system. The units were specifically engineered to decrease military vehicles and equipment’s overall tactical signature by reducing the diesel engines black smoke (soot), eye and throat irritating noxious diesel engine emissions, temperature and sound. The Stlth Cat™ is currently employed on US Military vehicles.

SCAT-IR-SHIELD™ is an innovative technology and operates in combination with our proprietary Stlth Cat™. The complete system is engineered to reduce the overall heat/infrared, sound and exhaust signature of tactical military vehicles and equipment.

AIR TESTING SERVICES™ (“ATS”) is ESW America’s Emissions and Durability Testing Facility. ATS performs engine emissions verification test protocols according to established EPA, CARB and MSHA standards, while providing vehicle and engine manufacturers with a wide range engine and chassis dynamometer-based durability testing. ATS has capabilities for providing testing protocols with a broad range of fuels, including diesel, gasoline, and alternative fuels. ATS Engine Dynamometer-based Durability Testing protocols can also help develop custom accelerated aging test schedules for emissions control technologies, or support customer-designed tests for component stress. A full range of services is offered including emissions testing, compilation and submission of applications, final issuance of the certifications, production line, and audit testing. ATS offers customers complete testing and validation services that includes complete project management and verification management.

Our objective is the development and commercialization of technologies to reduce the overall emissions from diesel applications. Central to the emissions reduction market is the certification, verification and registration process established by regulatory bodies in the U.S. The industry is substantially driven by higher emissions reductions targets set by Federal and state-level regulations, which led us to focus on the development of the Therma Cat™ Level III Active Diesel Particulate Filter for on/off-road, medium and heavy duty diesel engines and the Xtrm Cat™ Diesel Oxidation Catalyst for marine and rail applications. We achieved the Therma Cat™ Level III Active Diesel Particulate Filter development through verifications from CARB with product development and testing conducted at ESW’s Air Testing Services division.

Our target markets include the following seven areas regulated in North America by EPA, CARB and other state and local standards:

•	on-road vehicle sector generally comprised of on-road trucks and school buses employed with private and municipal fleets;

•	off-road engine/vehicle sector defined as construction equipment, tractors, power generators, irrigation pumps, stationary power and others;

•	marine sector comprising of solutions for workboat applications such as tows, ferries, dredges, tugs, and yachts, to generator sets on blue water vessels;

•	rail sector comprising of solutions for line haul and switching, as well as passenger rail locomotive and head end power systems;

•	mining industry, including all equipment and vehicles operating in and around a mine;

•	military sector, including catalyst products and support technologies; and

•	engine and vehicle emissions testing services.

Distribution

We distribute our catalyst technologies through:

•	a comprehensive network of established independent distributors that actively service the retrofit market;

•	strategic partnerships that provide a unique competitive advantage into specific markets; and

•	direct sales leveraging our sales personnel, local trade magazines and trade shows to complement distribution of our products into key markets.

Within the ATS business, we are currently focused on a direct sales program targeting Original Equipment Manufacturers (“OEMs”) and other companies demanding engine and vehicle emissions testing services.

Competition

We sell into a competitive market focused on providing retrofit solutions for diesel powered engines, with the number of competitors varying by market segment. We compete primarily on the basis of technology, performance, price, quality, reliability, distribution, customer service, and support. Our competitors include companies that have deeper financial, technological, manufacturing and personnel resources. Other than other Level III+, marine and rail products that are available in the marketplace, we face competition from substitute products that offer lower emissions reduction benefits but are also more competitively priced and are deemed by the ultimate users as acceptable alternatives to our products and services.

Our direct competitors in the North American on-road, off-road, and mining markets include Engine Control Systems, Donaldson, DCL International, Huss and Cleaire.

Our marine and rail products compete in the engine rebuild sector with low oil consumption kits provided by manufacturers such as EMD Marine and other DOC technology providers such as Miratech.

ESW America faces competition from established emissions and durability testing facilities such as South West Research Institute and TRC Inc. and smaller facilities such as Olson-Eco Logic and California Environmental Engineering.

We believe that we can address the competitive landscape within the catalyst emissions market by providing:

•	Unique Substrate Technology — Our proprietary wire mesh substrate is very flexible in design, size, performance and overall product configuration. The high mechanical and thermally durable wire mesh technology is suitable for Diesel Oxidation Catalyst applications. The technology is cost effective and can be applied to almost any application. Traditional ceramic or metal based flow-through type technologies are typically less efficient, larger in size, and are only available in pre-configured sizes and designs.

•	Leading edge products that are designed to have operational and technical advantages over the competition and are priced aggressively in the market. The Therma Cat™ is an example of a product that offers technical and operational advantages over competing products.

•	Solution driven services — We do not only offer an emission control technology, but also provide a variety of tailored engineering solutions, extensive on-site and remote installation training programs, as well as project management services.

•	Air Testing Services™ — ESW America’s CARB and EPA recognized facility provides us with the unique ability to develop and verify new catalyst technologies developed by us. ESW America allows us to quickly react to changing regulatory requirements, as well as offer the trusted emissions results to us and external clients that comply with strict CARB and EPA testing standards.

ESW America differentiates itself from the competition in the air and durability testing market by continually updating its testing facilities and equipment in response to changing regulatory mandates and vehicle technology. ATS also provides a broad set of capabilities for advanced research, engineering and testing for various aftermarket products and new technologies. In addition, ESW America is one of a small number of CARB and EPA recognized testing facilities located on the east coast of the U.S., which provides a logistical advantage for clients focused on this geographical coverage.

Raw Materials

The primary raw materials used to manufacture our catalyst products include, among others, stainless steel, stainless steel wire, stainless steel tubing, precious metals such as platinum and palladium, particulate filters and other electronic and mechanical components. In 2010, we built up inventories of raw materials that are subject to long lead times.

Overall, raw steel, steel mesh, particulate filters and precious metal coated components accounted for the most significant component of our raw materials costs in 2010. We do spot-buys of steel products from suppliers to meet customer demand. We are exposed to fluctuating raw material prices, and we are particularly exposed to certain precious metal such as platinum which has had a run-up in prices in 2010. We seek to offset raw material price fluctuations on our result of operations by passing through certain price increases, negotiating volume discounts from raw material suppliers; purchasing high-value inventory components based on committed orders; scrapping and selling steel cut-offs at the highest possible price; and implementing continuous cost reduction programs. We do not currently pursue a financial hedging strategy for any of our raw materials; however, this approach could be reviewed in the future subject to precious metals pricing volatility. Our results of operations could be adversely affected if steel and precious metal prices increase substantially, unless we are successful in passing along these price increases to customers or otherwise offset these in material and/or operating costs.

Other raw materials or components purchased by us include electronic components, tools, fasteners, other steel and components for the Level III plus Therma Cat™ product, as well as a variety of custom alloy materials and chemicals, all of which are available from numerous suppliers. For Air Testing Services™, key raw materials include fuels, rollers and other consumables.

Customers

Our customers consist of established distributors focused in the emissions space. We recorded sales from 30 distributors in 2010 as compared to 26 customers in fiscal year 2009. Three distributor/customers accounted for 21%, 19%, and 13% of revenues in 2010. In 2009, one customer accounted for 45% and two other customers accounted for 20% and 9% of our revenue.

We will continue to establish long-term relationships with new customers and foster greater opportunities with existing distributors. The loss of, or major reduction in business from, one or more of the major distributors could have a material adverse effect on our liquidity, financial position, or results of operations.

Patent and Trademarks

We develop new technologies or further the development of existing technologies through internal research and development. Where necessary, we will seek access to third-party patents and/or licenses to develop new products and services aimed at the emissions and air testing markets.

Through our wholly owned subsidiary, ESW Technologies, we hold both Canadian and U.S. patents and pending applications covering the catalytic converter and related technology. Our issued and pending patents are important to us and we will pursue our legal rights to the fullest extent of the law to ensure non-infringement of our established patents. However, there can be no assurance that these patents, combined with pending patent applications or existing or future trade secret protections that we pursue, will survive legal challenge or provide meaningful levels of protection.

Additionally, we possess certain registered, pending and common law trademarks. We consider the goodwill associated with the trademarks to be an important part of developing product identity.

Product Certification

Our customers have acquired, where necessary, engine certifications and catalyst verifications using our products from such authorities as the EPA, CARB, MSHA and ETV Canada for gasoline and diesel products. We were the first catalytic substrate manufacturer and catalyst coating company in North America to verify a metallic wire mesh substrate based catalytic converter system as a gasoline retrofit replacement devices. We were the first catalytic substrate manufacturer and catalyst coating company in the world to verify a metallic wire mesh substrate based catalytic converter system as a passive stand alone Level II diesel retrofit replacement device. This verification status was removed by CARB effective January 2009 in light of EPA’s 2009 regulated nitrogen dioxide (“NO2”) limits.

CARB has established three primary technology levels for diesel catalyst verifications:

•	LEVEL I: PM reduction greater than 25%

•	LEVEL II: PM reduction greater than 50%

•	LEVEL III: PM reduction greater than 85%

Effective January 1, 2009, the EPA has established a NO2 limit for diesel retrofit technologies verified under the EPA’s National Clean Diesel Campaign (“NCDC”) Retrofit Technology Verification Program. The EPA implemented a NO2 increase limit that is harmonized with the requirements for retrofit technologies by CARB. This requirement limits the increase in NO2 emissions associated with retrofit technologies to levels no greater than 20% above baseline engine levels.

We have completed an extensive research and development program to upgrade our existing Level II diesel retrofit replacement device to meet the aforementioned new regulations. We are pursuing the verification of a Level II device through EPA or CARB. We have also completed the development for Level I technologies; however, at the present time we have decided not to pursue the verification of this technology.

In 2009, our Therma Cat™ Active Level III Plus catalyst system was verified by CARB for a variety of on-road and off-road engine applications (PM reduction greater than 85%). The Therma Cat™ filter system is a combined technology comprised of a chemically coated wire mesh substrate and Diesel Particulate Filter (DPF) combined with an electronically controlled external fuel injection component. The Therma Cat™ regeneration process is an electronically controlled exothermic reaction and occurs automatically during normal vehicle operation, transparent to the operator.

In October 2008, our Xtrm Cat™ product designed for Marine, 2-stroke, Tier 0 and Tier 1, turbocharged EMD 645 and 710 models was listed as an emerging technology on the EPA’s Emerging Technology List. In October 2009, the Emerging Technology listing was extended for an additional year. In October 2010, this listing expired. The Xtrm Cat™ product is ready for certification/verification, and we intend to complete this process in 2011.

Our products are generally sold according to appropriate government application regulations; however, we do not necessarily need government approval to sell our products into unregulated markets.

Warranty Matters

We may face an inherent business risk of exposure to product liability and warranty claims in the event that our products fail to perform as expected. We cannot assure you that we will not experience any material warranty or product liability losses in the future or that we will not incur significant costs to defend such claims. In addition, if any of the products are or are alleged to be defective, we may be required to participate in a recall involving such products. Each of our customers has its own policy regarding product recalls and other product liability actions relating to its suppliers. CARB verified products require us to provide specific warranties and warranty reporting on products depending upon engine applications. A successful claim brought against us or a requirement to participate in a product recall may have a material adverse effect on our business.

Our Therma Cat™ Active Level III Plus on-road catalyst system which has been verified as a Level III technology is typically required to meet CARB limited warranty standard of 5 years or 100,000 miles or 5 years or 150,000 miles, or 2 years unlimited miles depending on engine application.

Our Therma Cat™ Active Level III Plus off-road catalyst system which has been verified as a Level III technology is typically required to meet CARB limited warranty standard of 5 years or 4,200 hours.

To date, we have not had any major product warranty recalls.

Manufacture and Testing Services

We have made capital investments in manufacturing capability to support our products. Our substrate manufacturing plant located in Concord, Ontario, Canada enables us to control the complete fabrication and manufacturing process of catalyzed substrates and catalytic converter systems. Catalyzed substrates are the integral part of all catalytic converter systems sold worldwide. This facility has the capability to design, develop and manufacture complete catalytic converter systems based on specific customer requirements.

We have made significant capital investments in our Tech Center based in Montgomeryville, Pennsylvania, where our emission testing laboratories and testing capabilities are located. The 40,200 square foot facility houses a state-of-the-art emissions testing lab that is recognized as capable of performing engine emissions verification test protocols by the EPA, CARB and MSHA. ATS incorporates eight dedicated engine and vehicle dynamometer test cells.

ATS’s capabilities include:

•	engine dynamometer capacity from 5hp to 600hp, including both transient and steady state testing;

•	chassis dynamometer testing, including light duty (up to 10,000lbs) and medium/heavy duty (up to 50,000lbs);

•	full flow Constant Volume Sampling emission measurement system capability across all test cells;

•	all emission systems have dual Nitrogen Oxide Chemiluminescence detector and non-methane hydrocarbon measurement capability;

•	engine dynamometer test cells comply with 40 Code of Federal Regulations (CFR) Part 60, 86, 89, 90, 92, 1042, 1048 and CARB testing protocols; and

•	Test Cells are currently in transition to 40 CFR Part 1065.

Our manufacturing and testing facilities are subject to continuous investment to ensure best-in-class capabilities to meet the challenges of a dynamic marketplace, as well as the need for greater efficiencies, to improve quality systems, and to meet the demands placed by changing regulations.

Research and Development

Research and development costs amounted to $ 783,944 in 2010 and $930,548 in 2009. We aggressively pursue testing as well as research and development for new products to serve potential customers and meet new regulations that are regularly being imposed on the industry. Through proprietary methods for improving our catalyzed substrates, there are prospects for the development of innovative applications outside of our current verified product line. We continue to spend further resources on new research and development projects.

Environmental Matters

We are presently engaged in a business that does not generate significant hazardous waste. Our facilities may have tanks for storage of diesel fuel and other petroleum products that are subject to laws regulating such storage tanks. Federal, state, and local provisions relating to the protection of the environment have not had, and are not expected to have, a material adverse effect on our liquidity, financial position, and results of operations. However, like all manufacturers, if a release of hazardous substances occurs, we may be held liable for the contamination, and the amount of such liability could be material. While we devote resources designed to maintaining compliance with these requirements, there can be no assurance that we operate at all times in complete compliance with all such requirements.

Employees

We and our subsidiaries presently employ 53 full-time employees. We do not have any collective bargaining agreements and consider our relationship with our employees to be good.

Properties

We do not own real property. Through our subsidiary, ESW Canada, we lease our executive, sales and marketing offices as well as our production center which totals approximately 50,000 square feet located at 335 Connie Crescent, Concord, Ontario, Canada. The lease expires September 30, 2015. Additionally, our wholly owned subsidiary, ESW America, leases approximately 40,220 square feet at 200 Progress Drive, Montgomery Township, Pennsylvania. The leasehold space houses our research and development facilities. The lease expires February 28, 2013.

Legal Proceedings

From time to time, we may be involved in a variety of claims, suits, investigations and proceedings arising from the ordinary course of our business, breach of contract claims, labor and employment claims, tax and other matters. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, litigation can have an adverse impact on us because of legal costs, diversion of management resources and other factors. In addition, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially and adversely affect our financial position, results of operations or cash flows in a particular period.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

In 2010, there were no changes or disagreements.

Effective May 15, 2009, we dismissed the firm of Deloitte & Touche LLP (“Deloitte”) who was previously engaged as our principal auditor. Deloitte’s audit report on our consolidated financial statements for the fiscal year ended December 31, 2008 and December 31, 2007, did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to audit scope or accounting principles, except that the aforementioned report for the year ended December 31, 2008 included was modified for an uncertainty relating to our ability to continue as a going concern. The decision to dismiss Deloitte was approved by our audit committee and board of directors.

Effective May 15, 2009, we, upon approval of our audit committee and board of directors, elected to retain the firm of MSCM LLP (“MSCM”) as our principal independent accountants. During the two most recent fiscal years prior to May 15, 2009 and through May 15, 2009, we did not consult with MSCM regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided that was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K.

MANAGEMENT

Certain information concerning our directors and executive officers is set forth in the following table and in the paragraphs following. Information regarding each such director’s and executive officer’s ownership of our voting securities appears under “Securities Ownership of Certain Beneficial Owners and Management” below.

FISCAL YEAR 2010

Name	Position	Date Elected/ Appointed	Footnote
Elbert O. Hand	Chairman	January 2010	(1)
David J. Johnson	Director, President and Chief Executive Officer	September 2000	(2)
Nitin Amersey	Director	January 2003
Michael F. Albanese	Director	February 2006	(3)
John D. Dunlap III	Director	February 2007
Bengt G. Odner	Director	September 2000	(4)
Joey Schwartz	Director	June 2005	(5)
Peter Bloch	Director	November 2010	(6)
Mark Yung	Director	December 17, 2010
Stefan Boekamp	Vice President Of Operations	February 2008	(7)
Praveen Nair	Chief Accounting Officer	February 2008

(1)	Mr. Elbert O. Hand voluntarily resigned from our board of directors on February 7, 2011.

(2)	Mr. David J. Johnson resigned as our President and Chief Executive Officer as well as all of our subsidiaries wherein he served as an executive officer on March 9, 2011. Additionally, Mr. Johnson resigned from our board of directors as well from the board of directors of each of our wholly owned subsidiaries wherein he served. Mr. Johnson resigned without any disputes or disagreements with us or any of our subsidiaries.

(3)	Mr. Michael F. Albanese was not nominated and did not stand for re-election as a director effective October 14, 2010. Mr. Albanese had no disputes or disagreements with us.

(4)	Mr. Bengt G. Odner resigned from our board of directors on December 17, 2010.

(5)	Mr. Joey Schwartz was not nominated and did not stand for re-election as a director effective October 14, 2010. Mr. Schwartz had no disputes or disagreements with us.

(6)	Mr. Peter Bloch voluntarily resigned from our board of directors on March 4, 2011. Mr. Bloch had no disputes or disagreements with us.

(7)	Mr. Stefan Boekamp resigned on mutually agreeable terms from his position as Vice President of Operations on March 11, 2011. Mr. Boekamp resigned without any disputes or disagreements with us or any of our subsidiaries.

Name	Current Executive Officers and Board Position	Date Elected/ Appointed
Mark Yung	Executive Chairman	February 7, 2011
Nitin Amersey	Director	January 2003
John D. Dunlap III	Director	February 2007
John J Suydam	Director	January 25, 2011
John J Hannan	Director	January 25, 2011
Benjamin Black	Director	January 25, 2011
Joshua Black	Director	January 25, 2011
Zohar Loshitzer	Director	January 25, 2011
Frank Haas	Chief Technology Officer and Chief Regulatory Officer	March 9, 2011
Praveen Nair	Chief Financial Officer	March 9, 2011
Virendra Kumar	Vice President of Operations	March 9, 2011

Set forth below is information relating to the business experience of each of the directors and executive officers of the Company.

ELBERT O. HAND, age 70, has extensive experience in corporate management. Mr. Hand became President of Hartmarx Corporation in 1985 and Chairman and Chief Executive Officer from 1992 through 2004 and thereafter retired as Chairman and remained as a director though 2009. Mr. Hand has also served on the Main Board of Austin Reed PLC, London from 1993 to 2002 and currently serves on the Board of Arthur J. Gallagher Inc. and has been a director from 2002 through the present. Mr. Hand also serves on the advisory board of Terlato Wines International and is a board member of the Savannah Music Festival, Savannah Georgia and Chicago’s Music of the Baroque Chorus and Orchestra of which he was Chairman from 1995 to 2004. Mr. Hand attended The Kellog School of Management’s Executive Development Program at Northwestern University and received a bachelor’s degree from Hamilton College, Clinton, New York State. Effective January 25, 2010, ESW’s Board of Directors elected Elbert O. Hand to serve as a member of the Board of Directors and appointed Mr. Hand to serve as Chairman. Mr. Hand voluntarily resigned from ESW’s Board on February 7, 2011.

DAVID J. JOHNSON, age 49, has 28 years of experience in the automotive industry in various aspects of advanced engineering, systems development, manufacturing of components, and as an entrepreneur. Mr. Johnson served as the Company’s Chief Operating Officer from August 2000 through November 2001 and was elected to the Board of Directors in September 2000. In addition to serving as a director of the Company, Mr. Johnson has served as Senior Vice President of Sales and Marketing from November 2001 until May 2004 and served as acting Chief Financial Officer from December 2004 through May 2005. Mr. Johnson was appointed as the Interim Chief Executive Officer and President on May 1, 2004 and was subsequently appointed President and Chief Executive Officer in June 2005. Mr. Johnson attended Tollgate Tech. Secondary, Mohawk College, Devry Institute of Technologies and is an active member of the Society of Automotive Engineers (SAE). Effective March 8, 2011, the Company and David J. Johnson, entered into an Employment Separation and General Release Agreement (the “Agreement”), whereby Mr. Johnson resigned as President and Chief Executive Officer of the Company as well as all of its subsidiaries wherein he served as an executive officer. Additionally, Mr. Johnson resigned from the Company’s Board of Directors as well from the Board of Directors of each of the Company’s wholly owned subsidiaries wherein he served. Mr. Johnson resigned without any disputes or disagreements with the Company or any of its subsidiaries.

NITIN M. AMERSEY, age 59, has over 36 years of experience in international trade, marketing and corporate management. Mr. Amersey was elected as a director of ESW and has served as a member of the board since January 2003. Mr. Amersey was appointed Interim Chairman of the Board in May 2004 and subsequently was appointed Chairman of the Board in December 2004 and served as Chairman on ESW’s board through to January 2010. In addition to his service as a board member of ESW, Mr. Amersey has been Chairman of Scothalls Limited, a private trading firm since 1978. Mr. Amersey has also served as President of Circletex Corp., a financial consulting management firm since 2001, has been the Managing Member in Amersey Investments, LLC, a financial consulting management firm since 2006, and has served as chairman of Midas Touch Global Media Corp from 2005 to the present. He is also Chairman of Hudson Engineering Industries Pvt. Ltd. and of Trueskill Technologies Pvt. Ltd., private companies domiciled in India. He is a director and Chief Financial Officer of the Trim Holding Group, director and Chief Executive Officer of New World Brands, Inc., and director and Chief Executive Officer of Azaz Capital Corp., formerly ABC Acquisition Corp. Mr. Amersey served as director and Chief Executive Officer of ABC Acquisition Corp. 1502 from June 2010 to February 2011. From 2003 to 2006 Mr. Amersey was Chairman of RMD Entertainment Group and also served during the same period as chairman of Wide E-Convergence Technology America Corp. Mr. Amersey is also the owner of Langford Business Services LLC. Mr. Amersey has a Masters of Business Administration Degree from the University of Rochester, Rochester, New York, and a Bachelor of Science in Business from Miami University, Oxford, Ohio. He graduated from Miami University as a member of Phi Beta Kappa and Phi Kappa Phi. He is the sole member manager of Amersey Investments LLC. Mr. Amersey also holds a Certificate of Director Education from the NACD Corporate Director’s Institute. Mr. Amersey continues to serve on ESW’s board.

MICHAEL F. ALBANESE, age 57, has over 34 years of financial experience including roles as Chief Financial Officer and Chief Operating Officer. Mr. Albanese was president of Cost Reduction Solutions, a CPA consulting firm providing services to both private and public companies as well as to the banking industry. Mr. Albanese received a Bachelor’s degree in Accounting and is a licensed CPA practicing in New Jersey. He is a member of the AICPA and NJSCPA, The Garden State Credit Association and is a registered accountant with the SEC’s Public Company Accounting Oversight Board (PCAOB). Mr. Albanese was not nominated and did not stand for re-election as a director effective October 14, 2010. Mr. Albanese had no disputes or disagreements with the Company.

JOHN DUNLAP, III, 52, served as Chairman of the Board of Directors of the California Air Resources Board from 1994 to 1999. In this post, Mr. Dunlap promoted advanced technological solutions to achieve air quality and public health protection gains. During his tenure as Chairman, Mr. Dunlap oversaw the development and implementation of the most far-reaching air quality regulations in the world aimed at fuels, engines and over 200 consumer products. Prior to Mr. Dunlap’s tenure at CARB, he served as the Chief Deputy Director of the California Department of Toxic’s Substances Control where his responsibilities included crafting the state’s technology advancement program, serving as the lead administration official in securing congressional and U.S. Department of Defence/Executive Branch support and funding for military base closure environmental clean-up and in creating a network of ombudsman staff to assist the regulated businesses in demystifying the regulatory process. In addition, Mr. Dunlap spent more than a decade at the South Coast Air Quality Management District in a host of regulatory, public affairs and advisory positions where he distinguished himself as the principal liaison with the business and regulatory community. Mr. Dunlap is currently the owner of a California-based advocacy and consulting firm called the Dunlap Group. He has served on the Board of Director’s of ESW since 2007. Mr. Dunlap has a BA degree in Political Science and Business from the University of Redlands (California) and a Master’s degree in Public Policy from Claremont Graduate University (California). Mr. Dunlap continues to serve on ESW’s board.

BENGT G. ODNER, age 58, has served as a director since September 2000. He served as the Company’s Chairman from September 2000 through October 2002. Mr. Odner has also served as our Chief Executive Officer from August 1999 through September 2000 and as Interim Chief Executive Officer from February 2002 to July 2002. Mr. Odner was a director of Crystal Fund Ltd., a Bermuda mutual fund, and was a director of Crystal Fund Managers, Ltd. from 1996 until January 2003. From 1990 through 1995, Mr. Odner was the Chairman of Altus Nord AB, a property holding company specializing in Scandinavian properties and a wholly owned subsidiary of Credit Lyonais Bank Paris. Mr. Odner holds a masters degree in Business Administration from Babson College. Mr. Odner resigned from ESW’s Board on December 17, 2010.

JOEY SCHWARTZ, age 49, has over 26 years of experience in financial management, business strategy development and marketing. During various periods from February 2001 to September 2004, Mr. Schwartz served in various consulting positions involving organizational development, corporate compliance, legal affairs and finance for ESW and its wholly owned subsidiary ESW Canada Inc. In May 2005 he was appointed as Chief Financial Officer (CFO) and served as CFO through February 2008. He served as a consultant to the Company on special projects and provided advice on compliance, due diligence, regulatory and business matters from February 2008 through to December 2008. Prior to his association with the Company, Mr. Schwartz consulted for several companies in different industries including Identicam Systems Canada Ltd., which was acquired under the

GE Infrastructure security group of companies. He was President of Empereau Manufacturing, for over 18 years, a manufacturing company supplying products to the commercial specification and construction industry as well as government procurement. He is currently president of JMC Emerald Corp. a consulting company. Mr. Schwartz graduated on the dean’s honour roll from York University where he received a Bachelor of Arts Degree in Economics and Mathematics. Mr. Schwartz was not nominated and did not stand for re-election as a Director effective October 14, 2010. Mr. Schwartz had no disputes or disagreements with the Company.

PETER BLOCH, age 52, is the co-founder and partner of Guarden Capital, a private company which invests in clean technology companies and assists their management with strategy and planning. From 2008 to 2009, Mr. Bloch served as Chief Financial Officer of Just Energy a gas and electricity marketing income trust which is listed on the TSX. From 2005 to 2008, Mr. Bloch was also a co-founder and served as a Partner of Tribute Pharmaceuticals, a specialty pharmaceutical company engaged in the acquisition, licensing and management of mature prescription pharmaceutical products in the United States and Canada. From 2000 to 2005, he served as Chief Financial Officer, Vice President Finance and Administration of Gennum Corporation, an international semiconductor company listed on the Toronto Stock Exchange. Mr. Bloch holds a Bachelors of Commerce degree with Honours from the University of Cape Town, South Africa and is a Chartered Accountant in South Africa and Canada. Mr. Bloch voluntarily resigned from ESW’s Board on March 4, 2011. Mr. Bloch had no disputes or disagreements with the Company.

MARK YUNG, age 37, is a Senior Investment Executive at Orchard Capital, an investment firm located in Los Angeles, California. Mr. Yung currently acts as Executive Chairman of ESW and as a board member of Polymer Plainfield. Prior to joining Orchard, Mr. Yung was a Senior Vice President in the Corporate Strategy and Merger and Acquisitions groups of Citigroup and ABN AMRO. Prior to his corporate strategy roles, Mr. Yung was an investment professional at JPMorgan Partners (“JPMP”). At JPMP, Mr. Yung focused on venture capital, growth equity and buyout transactions in Latin America and acted as board member for various emerging companies in the region. Mr. Yung holds a B.A. from Cornell University and a M.B.A. from INSEAD. Effective February 10, 2011, Mr. Mark Yung was elected to serve as Executive Chairman of the Company’s Board of Directors. Mr. Yung has been serving as an elected member of the Board of Directors of the Company since December 17, 2010. Mr. Mark Yung is also employed by Orchard Capital Corporation, which is controlled by Mr. Richard Ressler. Affiliated entities of Orchard Capital Corporation as well as Mr. Richard Ressler are shareholders of the Company.

STEFAN BOEKAMP, age 62, joined the Company in July 2005 as the Plant Manager of the Company’s wholly owned subsidiary, ESW Canada Inc. In February 2008 he was appointed as the Company’s Vice President of Operations. Prior to joining the Company, Mr. Boekamp ran several machine building companies in Europe engaged in tooling and specialized equipment design and building between 1971 and 1983. From 1983 to 1992 he served as a General Manager and Vice President of Operations for Magna International. He was the President and Chief Executive Officer of Evermore Automation, an industrial magnet and automated equipment manufacturer between 1992 and 2005. Mr. Boekamp has a Masters Degree in Tool and Die Making, equivalent to a Professional Engineer Degree and a Masters in Business Administration from Handwerskammer Ostwetfalen-Lippe Zu Bielefeld, Bielefeld, Germany. Mr. Boekamp resigned on mutually agreeable terms from his position as Vice President of Operations of the Company on March 11, 2011. Mr. Boekamp resigned without any disputes or disagreements with the Company or any of its subsidiaries.

PRAVEEN NAIR, age 35, was appointed Chief Accounting Officer in February 2008. He joined the Company in May 2005 and served in the position of Assistant to the Chief Financial Officer supporting the Company’s Chief Financial Officer in day-to-day operations. In May 2006 he was promoted to Controller for the Company’s wholly owned subsidiaries, ESW America Inc. and ESW Canada Inc. Prior to joining the Company, Mr. Nair was with e-Serve International Ltd, a Citigroup company from December 2000 through January 2005 where he served as a Deputy Manager in the Business Development and Migrations Unit and subsequently as Manager and Senior Manager. He was responsible for feasibility studies and regionalizing operations from countries in Europe, North America and Africa into processing centers in Mumbai and Chennai in India. Mr. Nair has a Bachelors Degree in Commerce with specialization in Accounting and a Masters Degree in Finance from Faculty of Management Studies, College of Materials Management, Jabalpur, India. Effective March 9, 2011 Mr. Nair was promoted to the position of Chief Financial Officer of the Company.

New Board and Executive Officer Appointments as at March 31, 2011:

ZOHAR LOSHITZER, age 53, Chief Executive Officer of Presbia an ophthalmic-device firm. Mr. Loshitzer possesses a varied background guiding commercialization of emerging technologies in fields including aerospace, telecommunications and medical devices. Mr. Loshitzer has held leadership positions in several portfolio companies affiliated to Orchard Capital, including Presbia. Previously, Mr. Loshitzer served as the President, CEO and founder of Universal Telecom Services (UTS), which provides high-quality, competitively priced voice and data telecommunications solutions to emerging markets. Mr. Loshitzer oversaw the company’s operations and its critical relationships with key foreign entities, mainly in the Indochina region. He is one of the founders of J2 Global Communications (NASDAQ: JCOM), and a co-founder and former managing director of Life Alert Emergency Response, Inc., currently serves as a managing director of Orchard Telecom, Inc., and has served as a board member to MAI Systems Corporation, an AMEX-listed company and j2 Global communications (NASDAQ: JCOM) from 1998–2001 . Earlier in his career, Mr. Loshitzer worked in the aerospace industry at the R&D lab of Precision Instruments, a division of IAI (Israel Aircraft Industries). Mr. Loshitzer focuses on helping grow companies from start-ups to global enterprises. Mr. Loshitzer holds a degree in Electrical & Electronic Engineering from Ort Syngalowski College in Israel.

JOSHUA BLACK, age 24, is employed by the Leveraged Finance Group within the Investment Banking Division at Goldman, Sachs & Co. From 2008 to 2010, he was employed in the Financial Institutions Group within the Investment Banking Division also at Goldman, Sachs & Co. He graduated cum laude and with departmental distinction from Princeton University in 2008 with a major in Religion.

JOHN J SUYDAM, age 51, Mr. Suydam joined Apollo Investment Corporation in 2006 and serves as the Chief Legal and Administrative Officer at the firm. From 2002 through 2006, Mr. Suydam was a partner at O’Melveny & Myers, where he served as head of Mergers & Acquisitions and co-head of the Corporate Department. Prior to that, Mr. Suydam served as Chairman of the law firm O’Sullivan, LLP which specialized in representing private equity investors. Mr. Suydam serves on the Board of the Big Apple Circus and is a member of Mount Sinai Hospital Department of Medicine Advisory Board . Mr. Suydam received his JD from New York University in 1985 and graduated magna cum laude with a BA in history from the State University of New York at Albany.

JOHN J HANNAN, age 58, is Chairman of the Board of Directors of Apollo Investment Corporation, a public investment company. He served as Chief Executive Officer of Apollo Investment Corporation from 2006 to 2008. Mr. Hannan, a senior partner of Apollo Management, L.P., co-founded Apollo Management, L.P. in 1990. He received a BBA from Adelphi University and an MBA from the Harvard Business School.

BENJAMIN BLACK, age 26, is a 2013 joint degree candidate for a Juris Doctor/Master of Business Administration from Harvard University. From 2007 to 2009, he was employed in the Technology, Media & Telecoms Group within the Investment Banking Division at Goldman, Sachs & Co. He graduated cum laude from the University of Pennsylvania in 2007 with a major in History.

FRANK HAAS, age 47, was appointed the Company’s Chief Technology Officer and Chief Regulatory Officer. Mr. Haas has been the Vice President of Special Projects for the Company since 2007. He joined the Company in 2001 and served in several capacities, such as technical Sales Engineer and Director of Sales. Prior to joining the Company Mr. Haas was employed by Nett Technologies and Husky Injection Moulding, where he served in the roles of technical Sales and Project Engineer. Mr. Haas holds a Bachelors degree in Mechanical Engineering with specialization in Production Engineering from the University of Applied Sciences in Cologne, Germany.

VIRENDRA KUMAR, age 36, was appointed Vice President of Operations of the Company. Mr. Kumar has been General Manager of ESW America, Inc. (“ESWA”) since 2010 and is responsible for the overall operations related to Air Testing Services. Prior to joining ESWA in 2009, Mr. Kumar was employed by Cummins Inc. as an Emission Operations Leader from 2004 through 2009, prior to that by Escort JCB as a design and production engineer, and by the Indian Institute of Technology Delhi as a project manager. Mr. Kumar holds a Masters degree in Mechanical Engineering from the Indian Institute of Technology Delhi and a Bachelors degree in Mechanical Engineering from the University of Rajasthan. Mr. Kumar was also a PhD candidate at University of California, Riverside.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation for each of the last two fiscal years earned by the Chief Executive Officer and each of the most highly compensated executive officers (the “Named Executives”).

SUMMARY COMPENSATION TABLE

Name/ Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards (6)	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
David J. Johnson (1)	2010	$360,000	—	—	$62,127	—	—	$34,732	$456,859
Director, Chief Executive Officer And President	2009	$240,000	—	—		—	—	$34,998	$274,998

Stefan Boekamp (2)	2010	$111,662	—	—		—	—	$8,840	$120,502
Vice President Of Operations	2009	$100,709	—	—		—	—	$10,421	$111,130

Praveen Nair (3)	2010	$116,516	—	—		—	—	$7,636	$124,152
Chief Accounting Officer	2009	$105,088	—	—		—	—	$8,282	$113,370

EFFECTIVE MARCH 9, 2011
Frank Haas (4)	2010	$87,387	—	—		—	—	$5,073	$92,460
Chief Technology Officer & Chief Regulatory Officer	2009	$78,809	—	—		—	—	$4,998	$83,807

Virendra Kumar (5)	2010	$112,000						$6,900	$118,900
Vice President Of Operations	2009	$112,000						$6,900	$118,900

(1)	Mr. David J. Johnson was paid at the annual rate of $360,000. In 2010, Mr. Johnson received $360,000 as salary, $18,358 pay in lieu of vacation, a car allowance of $12,000 per annum and standard medical and dental benefits provided by the Company totaling $4,374. Mr. Johnson also received 600,000 stock options. The options vest over a period of three years with an exercise price of $0.65 (fair market value of the Company’s common stock as of the date of grant) with expiry five years from the date of award. In 2009 Mr. Johnson received $240,000 as salary and fees, $18,000 pay in lieu of vacation, a car allowance of $12,000 per annum and standard medical and dental benefits provided by the Company totaling $4,998. Effective March 9, 2011, the Company and David J. Johnson, entered into an Employment Separation and General Release Agreement (the “Agreement”), whereby Mr. Johnson resigned as President and Chief Executive Officer of the Company as well as all of its subsidiaries wherein he served as an executive officer. Mr. Johnson will receive severance payments based upon his regular salary of $360,000 per annum as prorated. The severance payments will be made on a quarterly basis for the remainder of the calendar year. Mr. Johnson will also continue to receive customary medical benefits and a car allowance of 1,000 a month for the remainder of the calendar year.

(2)	Mr. Stefan Boekamp was paid at the annual rate of CAD $115,000 (which translates to $111,662 in U.S. dollars for the year ended December 31, 2010). In 2010 Mr. Boekamp received $111,662 as salary, $4,466 pay in lieu of vacation, and standard medical and dental benefits provided by the Company totaling $4,374. In 2009 Mr. Boekamp received $100,709 as salary, $5,423 pay in lieu of vacation, and standard medical and dental benefits provided by the Company totaling $4,998. Effective March 11, 2011, Mr. Boekamp, resigned on mutually agreeable terms from his position as Vice President of Operations of the Company.

(3)	Mr. Praveen Nair was paid at the annual rate of CAD$120,000 (which translates to USD $116,516 for the year ended December 31, 2010). In 2010 Mr. Nair received $116,516 as salary, $3,262 pay in lieu of vacation, and standard medical and dental benefits provided by the Company totaling $4,374.In 2009 Mr. Nair received $105,088 as salary, $3,284 pay in lieu of vacation, and standard medical and dental benefits provided by the Company totaling $4,998. Effective March 9, 2011, Mr. Praveen Nair the Company’s Chief Accounting Officer

was promoted to the position of Chief Financial Officer of the Company. Mr. Nair will receive an annual salary of CAD $150,000.

(4)	Effective March 9, 2011, Mr. Frank Haas was appointed the Company’s Chief Technology Officer and Chief Regulatory Officer. Mr. Haas will receive an annual salary of CAD $160,000 and will receive an incentive compensation for each of the first two achieved verification/certifications of certain of the Company’s products within the first year of his appointment. In 2010 Frank Hass was paid at the rate of CAD $90,000 (which translates to USD $87,387 for the year ended December 31, 2010). In 2010 Mr. Haas received $87,387 as salary, $699 pay in lieu of vacation, and standard medical and dental benefits provided by the Company totaling $4,374. In 2009 Mr. Haas received $87,387 as salary, $0 pay in lieu of vacation, and standard medical and dental benefits provided by the Company totaling $4,998.

(5)	Effective March 9, 2011, Mr. Virendra Kumar was appointed the Company’s Vice President of Operations. Mr. Kumar will receive an annual salary of $150,000. In 2010 Virendra Kumar was paid at the rate of $112,000 annually. In 2010 Mr. Kumar received $112,000 as salary and standard medical and dental benefits provided by the Company totalling $6,900. In 2009 Mr. Kumar received the following compensation, $112,000 as salary and standard medical and dental benefits provided by the Company totalling $6,000.

(6)	Represents the cost of the compensation expense recorded by the Company for option grants in 2010.

Employment Agreements

In February 2007, we entered into an employment agreement with Mr. David J. Johnson as President and Chief Executive Officer. The agreement provided, among other things, for an annual salary of $240,000, as well as an award of 600,000 options exercisable for a term of five years at an exercise price of $0.71 per share (fair market value of our stock as of the date of grant). The agreement also provided that, other than in connection with Mr. Johnson’s employment being terminated other than for death, disability, conviction of a felony or non-performance of duties, he will be paid the balance of his contract. The employment agreement provided for participation in benefit plans we offer to our employees, and a car allowance of $1,000 per month. Effective May 13, 2010, our board of directors approved the recommendation of the Compensation Committee whereby the base salary for Mr. Johnson was increased to $360,000 per annum. The increase in Mr. Johnson’s salary was retroactive to January 1, 2010. On April 15, 2010, the Board of Directors granted an aggregate award of 600,000 stock options to Mr. Johnson. The options vest over a period of three years with exercise prices of $0.65 (fair market value of the Company’s common stock as of the date of grant) with expiry of five years from the date of award.

Effective March 9, 2011, we and David J. Johnson, entered into an Employment Separation and General Release Agreement (the “Agreement”), whereby Mr. Johnson resigned as President and Chief Executive Officer. Mr. Johnson will receive a severance payments based upon his regular salary of $360,000 per annum as prorated. The severance payments will be made on a quarterly basis for the remainder of the calendar year. Mr. Johnson will also continue to receive customary medical benefits and a car allowance of 1,000 a month for the remainder of the calendar year.

Outstanding Equity Awards at Fiscal Year End

The following table shows certain information regarding the outstanding equity awards held by the Named Executives at the end of 2010.

No stock options were granted in 2009.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Date of Grant	Option Expiry Date
David J. Johnson	600,000 700,000 150,000	$ 0.65 $ 0.71 $ 0.27	04/15/2010 02/16/2007 06/08/2003	02/16/2012 02/16/2012 08/06/2013
Stefan Boekamp	50,000	$ 0.71	02/07/2008	02/06/2011
Praveen Nair	50,000	$ 0.71	02/07/2008	02/06/2011
Frank Haas	50,000	$ 1.00	02/07/2008	02/06/2011
Virendra Kumar	—	—	—	—

Stock Option Plan

On June 23, 2005, the Company, with shareholder approval, amended its 2002 Stock Option Plan to increase the underlying shares of common stock available under the plan to 5,000,000 shares. The 2002 Stock Option Plan is the successor plan to the 2000 Nonqualified Stock Option Plan. All stock options outstanding under the 2000 Nonqualified Stock Option Plan remain in effect according to their terms and conditions (including vesting requirements). Under the Company’s 2002 Stock Option Plan, the compensation committee may grant equity incentive awards to directors, officers, employees and service providers of the Company, in the form of incentive stock options, non-qualified stock options, and other performance-related or non-restricted stock awards. The selection of participants in the 2002 Stock Option Plan, the determination of the award vehicles to be utilized and the number of stock options or shares subject to an award are determined by the Company compensation committee, in its sole discretion, within the approved allocation of shares. The committee shall determine any service requirements and/or performance requirements pertaining to any stock awards under the 2002 Stock Option Plan. The 2002 Stock Option Plan permits the Company to provide its employees with incentive compensation opportunities which are motivational and which afford the most favourable tax and accounting treatments to the Company. The exercise price of any option granted under the 2002 Stock Option Plan shall not be less than the fair market value of the common stock of the Company on the date of grant.

In October 2010, the 2002 Stock Option Plan was replaced by the 2010 Stock Incentive Plan (the “Stock Incentive Plan”). While previously granted options under the Company’s 2002 Stock Option Plan will remain in effect in accordance with the terms of the individual options, the 2010 Stock Incentive Plan will replace the Company’s 2002 Plan for future grants. The Stock Incentive Plan authorizes the granting of awards to employees (including officers) of the Company and certain related companies in the form of any combination of (1) options to purchase shares of common stock, (2) stock appreciation rights (“SARs”), (3) shares of restricted common stock (“restricted stock”), (4) shares of deferred common stock (“deferred stock”), (5) bonus stock, and (6) tax-offset payments with respect to any of such awards. The Stock Incentive Plan also authorizes the granting of awards to directors who are not employees or officers of the Company (“Outside Directors”) to purchase shares of common stock and related limited SARs and tax-offset payments. The Stock Incentive Plan is administered by a committee of the Company’s Board of Directors, which consists of at least two Outside Directors. The Committee has authority to interpret the Stock Incentive Plan, adopt administrative regulations, and determine and amend the terms of awards to employees. The Board of Directors has similar authority with respect to Outside Directors (although the Stock Incentive Plan may also provide for certain automatic grants to Outside Directors). The aggregate number of shares of common stock which may be issued under the Stock Incentive Plan is 5,000,000. Such shares may consist of authorized but unissued shares or treasury shares. The exercise of a SAR for cash or for the settlement of any other award in cash will not count against this share limit. Shares subject to lapsed, forfeited or cancelled awards, including options cancelled upon the exercise of tandem SARs for cash, will not count against this limit and can be re-granted under the Stock Incentive Plan. If the exercise price of an option is paid in common stock or if shares are withheld from payment of an award to satisfy tax obligations with respect to the award, such shares also will not count against the above limit. Under the 2002 Stock Option Plan, SARs, restricted stock, deferred stock, or bonus stock can be granted with a limitation of no more than 1,500,000 shares or derivatives granted in the aggregate in any fiscal year. No employee or Outside Director may be granted tax-offset payments with respect to more than the number of shares of common stock covered by awards held by such employee. The Stock Incentive Plan does not limit awards which may be made under other plans of the Company.

The following table sets forth as at December 31, 2010 securities authorized for issuance under equity compensation plans.

EQUITY COMPENSATION PLAN INFORMATION

	(A)	(B)	(C)
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column A)
2002 Stock Option Plan (Shareholder Approved. Authorized — 5,000,000 shares)	3,600,000	$0.68	0

2010 Stock Option Plan (Shareholder Approved. Authorized — 5,000,000 shares)	—	—	5,000,000

As reflected in the aggregate numbers above, no options were awarded under the Company’s 2002 stock plan in fiscal 2009.

On April 15, 2010, the Board of Directors granted an aggregate award of 900,000 stock options to one executive officer and director and one director. The options vest over a period of three years with an exercise price of $0.65 (fair market value of the Company’s common stock as of the date of grant) with expiry of five years from the date of award.

Compensation of Non-Management Directors

Name of Outside Director	Year	Fees Earned or Paid in Cash	Options Awards (1) $	Total
Elbert O. Hand (2)	2010	$18,000	$31,063	$49,063
	2009	$—	$—	$—
Nitin M. Amersey	2010	$19,000	$—	$19,000
	2009	$49,500	$—	$49,500
Michael F. Albanese	2010	$21,000	$—	$21,000
	2009	$38,500	$—	$38,500
John D. Dunlap III	2010	$15,000	$—	$15,000
	2009	$27,500	$—	$27,500
Bengt G. Odner	2010	$15,000	$—	$15,000
	2009	$27,500	$—	$27,500
Joey Schwartz	2010	$15,000	$—	$15,000
	2009	$27,500	$—	$27,500
Peter Bloch (3)	2010	$—	$—	$—
	2009	$—	$—	$—
Mark Yung (4)	2010	$—	$—	$—
	2009	$—	$—	$—
Zohar Loshitzer (5)	2010	$—	$—	$—
	2009	$—	$—	$—
Benjamin Black (6)	2010	$—	$—	$—
	2009	$—	$—	$—
Joshua Black (7)	2010	$—	$—	$—
	2009	$—	$—	$—
John J Hannan (8)	2010	$—	$—	$—
	2009	$—	$—	$—
John Suydam (9)	2010	$—	$—	$—
	2009	$—	$—	$—

During the fiscal year 2010 and 2009, outside directors were compensated at the rate of $2,500 a month. The Chairman of the Board of Directors received an additional $2,000 per month and the Chair of the Audit Committee received an additional $1,000 per month.

(1)	Represents the cost of the compensation expense recorded by the Company in accordance with FAS123R (ASC 718-10-10). In 2009 no stock option awards were issued to Outside Directors.

(2)	Effective January 25, 2010, ESW’s Board of Directors unanimously elected Elbert O. Hand to serve as a member of the Board of Directors and appointed Mr. Hand as Interim Chairman. Mr. Hand did not receive any compensation from the Company in 2009.

(3)	Effective November 1, 2010, ESW’s Board of Directors unanimously elected Peter Bloch to serve as a member of the Board of Directors. Mr. Bloch did not receive any compensation from the Company in 2010 and 2009.

(4)	Effective December 17, 2010, Mark Yung was appointed to serve as a member of the Board of Directors by written action and vote of majority shareholders of ESW. Mr. Yung did not receive any compensation from the Company in 2010 and 2009.

(5)	Effective January 25, 2011, Zohar Loshitzer was appointed to serve as a member of the Board of Directors by written action and vote of majority shareholders of ESW. Mr. Loshitzer did not receive any compensation from the Company in 2010 and 2009.

(6)	Effective January 25, 2011, Benjamin Black was appointed to serve as a member of the Board of Directors by written action and vote of majority shareholders of ESW. Mr. Benjamin Black did not receive any compensation from the Company in 2010 and 2009.

(7)	Effective January 25, 2011, Joshua Black was appointed to serve as a member of the Board of Directors by written action and vote of majority shareholders of ESW. Mr. Joshua Black did not receive any compensation from the Company in 2010 and 2009.

(8)	Effective January 25, 2011, John J. Hannan was appointed to serve as a member of the Board of Directors by written action and vote of majority shareholders of ESW. Mr. Hannan did not receive any compensation from the Company in 2010 and 2009.

(9)	Effective January 25, 2011, John Suydam was appointed to serve as a member of the Board of Directors by written action and vote of majority shareholders of ESW. Mr. Suydam did not receive any compensation from the Company in 2010 and 2009.

The following table shows certain information regarding the outstanding equity awards held by the outside directors at the end of 2010.

On April 15, 2010, the Board of Directors granted an aggregate award of 300,000 stock options Mr. Elbert O. Hand. The options vest over a period of three years with exercise prices of $0.65 (fair market value of the Company’s common stock as of the date of grant) with expiry five years from the date of award.

No stock awards or stock options were granted to the outside directors in 2009.

Name	Number of Options (#) Outstanding	Option Exercise Price ($)	Option Expiration Date
Nitin M. Amersey	50,000	$0.27	08/06/2013
	300,000	$0.71	02/16/2012
Michael F. Albanese	450,000	$0.71	02/16/2012
John D. Dunlap III	300,000	$0.71	02/16/2012
Bengt G. Odner	50,000	$0.27	08/06/2013
	300,000	$0.71	02/16/2012

Name	Number of Options (#) Outstanding	Option Exercise Price ($)	Option Expiration Date
Joey Schwartz (1)	100,000	$0.71	02/16/2012
	100,000	$1.00	02/08/2013
Elbert O. Hand	300,000	$0.65	04/15/2015

(1)	Mr. Joey Schwartz’s status changed to an outside director in December 2008. As an outside director, Mr. Schwartz has not received any stock option awards. The option awards show in the table above reflect Mr. Schwartz’s prior awards as an executive officer of ESW which are still effective until their expiration date.

Compensation Committee Interlocks and Insider Participation

During fiscal 2010, none of our executive officers served on the board of directors or compensation committee of any other entity any of whose executive officers served on our board of directors or Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the year ended December 31, 2010, transactions with related parties included $6,134,024 related to conversion of convertible debentures including interest of $634,024 thereon into common stock; $1,032,849 related to inducement on early conversion of convertible debentures; the repayment of $511,342 principal and interest on promissory note and $144,967 for various services in addition to salaries and reimbursement of business expenses. During the year ended December 31, 2009, we paid shareholders and their affiliates $238,750 for various services, principal and interest on promissory notes and fees rendered in addition to salaries and reimbursement of business expenses. All transactions are recorded at the exchange amounts. Any one transaction or combination attributed to one individual or entity exceeding $120,000 on an annual basis are as follows:

Note Payable to Related Party

On December 29, 2009, we issued a $500,000 unsecured subordinated promissory note, with interest accruing at the annual rate of 9%, to Begnt G. Odner, a shareholder who was also one of our directors. In accordance with the terms of the note, upon our completing a financing for the gross sum of $2.0 million dollars or more, or in the event we did not complete a financing by March 31, 2010, the note would have been payable upon demand of the holder. Effective March 31, 2010, we repaid $500,000 principal and $11,342 in interest from the proceeds of the March 19, 2010 convertible debentures issuance.

Convertible Debenture Issued to Related Party

On August 28, 2009, we issued the 2009 Debentures whereby we issued $1.6 million of 9% convertible debentures to six accredited investors. Begnt G. Odner, a shareholder who was also one of our directors, participated in the 2009 Debentures offering with a principal investment of $500,000, which consisted of an exchange of a $300,000 unsecured 9% subordinated demand short term loan previously provided to us on August 11, 2009 and an additional $200,000 investment.

Effective March 25, 2010, the holders of the 2008 Debentures and the 2009 Debenture agreed to convert all outstanding convertible debentures as per the terms of the respective debenture agreements. The early conversion of the debentures was a condition precedent to ESW Canada entering into the Demand Credit Agreement. A total of $5,500,000 in principal and $634,024 of accrued interest due to related parties was converted into 23,489,494 shares of restricted common stock. As part of the agreement to convert all existing convertible debentures, we were committed to pay a premium as an inducement to convert all debentures. The premium was payable to all converting debenture holders and was subject to a positive fairness opinion, approval by a Fairness Committee consisting of independent directors of our board of directors and an increase in our share capital. The premium consisted of 4,375,668 shares of common stock. As we did not have sufficient authorized shares as of the date of conversion of the debentures to fulfill the premium, the premium was recorded as an advance share purchase agreement at a fair market value of $2,909,872 as at March 31, 2010. The agreement was without interest, subordinated to the bank’s position and payable in a fixed number of shares of common stock upon increase in our authorized share capital.

Up to October 14, 2010, we did not have sufficient authorized and unissued shares to fulfill the advance share subscription. Under these conditions, FASB ASC Subtopic 815-40, Contracts in Entity’s Own Equity, precludes equity classification of this obligation. As such, the advance share subscription was classified as a liability and periodically marked to market. The fair value of the obligation was determined to be $1,662,753 and $2,909,872 at October 14, 2010 and March 31, 2010, respectively. The fair value of the obligation was determined by the cash settlement value at the end of each period based on the closing price of our common stock. The decrease in fair value of this liability of $1,247,119 was recorded as a mark to market adjustment on advance share subscription in the consolidated statement of operations and comprehensive loss. Of the total amount $784,965 (fair market value of 2,065,697 shares of common stock) was attributed to related parties.

Effective November 30, 2010, we issued an aggregate of 4,375,668 restricted shares of common stock to thirteen prior debenture holders in connection with the early conversion of their debentures. Of these shares of common stock, an aggregate of 2,065,697 shares were issued to Begnt Odner, who was director at the time of the issuance, and Leon D. Black, Black Family 1997 Trust, Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, each of whom were shareholders of the Company.

As of December 31, 2010, principal and interest on total convertible debentures due to related parties was $0. As of December 31, 2009, the principal amount of convertible debentures, net of accretion, due to Begnt Odner, who was director at the time of the issuance, and Leon D. Black, Black Family 1997 Trust, Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, each of whom were shareholders of the Company, amounted to $5,428,443 with a corresponding accrued interest of $540,128, and debt discount of $71,557.

Contracts and Agreements

Mr. Nitin Amersey, who is a director of the Company, is listed as a control person with the Securities and Exchange Commission of Bay City Transfer Agency & Registrar Inc., our transfer agent and subscription agent for this rights offering. Mr. Amersey has no ownership equity in Bay City Transfer Agency & Registrar Inc. nor is he an officer or a director thereof. For the years ended December 31, 2010 and 2009, we paid Bay City Transfer Agency & Registrar Inc. $7,363 and $1,683, respectively.

For the year ended December 31, 2010, Mr. Nitin Amersey received $25,500 for consulting services to the Company. In 2009, Mr. Amersey did not provide any services to us.

Mr. Peter Bloch, who was a director of the Company, provided consulting services to the Company. For the year ended December 31, 2010, we paid Mr. Bloch $112,104 for consulting services. In 2009 Mr. Bloch did not provide any services to the Company.

Services Agreement

On April 19, 2011, our board of directors ratified a Services Agreement (the “Agreement”) between us and Orchard Capital Corporation (“Orchard”) which was approved by our compensation committee. Under the Agreement, which is effective retroactively to January 30, 2011, Orchard will provide services that may be mutually agreed to by and between Orchard and us, including those duties customarily performed by the Chairman of the Board and an executive officer of the Company as well as providing advice and consultation on general corporate matters and other projects as may be assigned by our board of directors as needed. Orchard has agreed to appoint Mark Yung, who is also employed by Orchard, as our Executive Chairman to act on Orchard’s behalf and provide the services to us under the Agreement. Orchard reserves the right to replace Mr. Yung as the provider of services under the Agreement at its sole option. The Agreement may be terminated by either party upon thirty (30) days written notice unless otherwise provided for under the Agreement. Compensation under the agreement is the sum of $300,000 per annum plus reimbursement for out-of-pocket expenses incurred by Orchard. The agreement includes other standard terms including indemnification and limitation on liability provisions. Orchard is controlled by Richard Ressler; affiliated entities of Orchard as well as Richard Ressler own shares of the Company.

The Investment Agreement

Effective May 10, 2011, we entered in to the Investment Agreement with the Bridge Lenders. See “The Rights Offering — The Investment Agreement.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth, to the best knowledge of the Company, as of June 6, 2011, certain information with respect to (1) beneficial owners of more than five percent (5%) of the outstanding Common Stock of the Company, (2) beneficial ownership of shares of the Company’s Common Stock by each director and named executive, (3) beneficial ownership of shares of Common Stock of the Company by all directors and officers as a group.

Unless otherwise noted, all shares are beneficially owned and the sole voting and investment power is held by the persons/entities indicated.

Calculations are based upon the aggregate of all shares of Common Stock issued and outstanding as of June 6, 2011 in addition to shares issuable upon exercise of options currently exercisable or becoming exercisable within 60 days and which are held by the individuals named on the table.

Name and Address of Beneficial Owner	Total Beneficial Ownership	(1)	Percent of Class
Mark Yung, Executive Chairman c/o 335 Connie Crescent Concord, ON L4K 5R2	0		0.00%

Elbert O. Hand, Former Chairman c/o 335 Connie Crescent Concord, ON L4K 5R2	500,000	(2)	0.39%

Nitin M. Amersey, Director c/o 335 Connie Crescent Concord, ON L4K 5R2	350,000	(3)	0.27%

David J. Johnson Former Chief Executive Officer, President and Director c/o 335 Connie Crescent Concord, ON L4K 5R2	1,700,000	(4)	1.30%

Bengt G. Odner, Former Director c/o 335 Connie Crescent Concord, ON L4K 5R2	25,462,900	(5)	19.61%

Sedam Ltd 15 Rue Du Cendrier, 6TH Floor Geneva V8 1211	25,462,900	(5)	19.61%

Joey Schwartz, Former Director c/o 335 Connie Crescent Concord, ON L4K 5R2	210,000	(6)	0.16%

Michael F. Albanese, Former Director c/o 335 Connie Crescent Concord, ON L4K 5R2	450,000	(7)	0.35%

John D. Dunlap, III, Director c/o 335 Connie Crescent Concord, ON L4K 5R2	300,000	(8)	0.23%

Name and Address of Beneficial Owner	Total Beneficial Ownership	(1)	Percent of Class
Stefan Boekamp, Former Vice President of Operations c/o 335 Connie Crescent Concord, ON L4K 5R2	0		0.00%

Praveen Nair, Chief Financial Officer c/o 335 Connie Crescent Concord, ON L4K 5R2	900	(9)	0.00%

Zohar Loshitzer, Director c/o 335 Connie Crescent Concord, ON L4K 5R20	0		0.00%

Benjamin Black, Director c/o 335 Connie Crescent Concord, ON L4K 5R2	0	(10)	0.00%

Joshua Black, Director c/o 335 Connie Crescent Concord, ON L4K 5R2	0	(11)	0.00%

John J Suydam, Director c/o 335 Connie Crescent Concord, ON L4K 5R2	0		0.00%

John J Hannan, Director c/o 335 Connie Crescent Concord, ON L4K 5R2	1,088,095	(12)	0.83%

Frank Haas, Chief Technology Officer and Chief Regulatory Officer c/o 335 Connie Crescent Concord, ON L4K 5R2	246,050	(13)	0.19%

Virendra Kumar, Vice President of Operations c/o 335 Connie Crescent Concord, ON L4K 5R2	0		0.00%

John J. Hannan as Trustee of the Black Family 1997 Trust c/o 9 West 57TH Street, Suite 4300 New York NY 10019	15,624,615	(14)	12.07%

Leon D. Black c/o 9 West 57TH Street, Suite 4300 New York NY 10019	6,724,211	(15)	5.19%

John J. Hannan as Trustee of the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black c/o 9 West 57TH Street, Suite 4300 New York NY 10019	5,085,379	(16)	3.93%

John J. Hannan as Trustee of the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black c/o 9 West 57TH Street, Suite 4300 New York NY 10019	5,085,379	(17)	3.93%

John J. Hannan as Trustee of the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black c/o 9 West 57TH Street, Suite 4300 New York NY 10019	5,085,379	(18)	3.93%

Name and Address of Beneficial Owner	Total Beneficial Ownership	(1)	Percent of Class
John J. Hannan as Trustee of the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black c/o 9 West 57TH Street, Suite 4300 New York NY 10019	5,085,379	(19)	3.93%

Richard R. Ressler C/O CIM GROUP 6922 Hollywood Boulevard Los Angeles CA 90028	1,088,095	(20)	0.84%

Orchard Investments, LLC C/O CIM GROUP 6922 Hollywood Boulevard Los Angeles CA 90028	2,178,842	(21)	1.68%

All current directors and executive officers as a group (Eleven persons)	37,951,176		29.17%

(1)	On the basis of 129,463,767 shares of common stock outstanding, plus, in the case of any person deemed to own shares of common stock as a result of owning options or rights to purchase common stock exercisable within 60 days of June 6, 2011.

(2)	Includes 200,000 shares of common stock. Includes options to purchase 300,000 shares of common stock at $0.65 per share, expiring April 15, 2015.

(3)	Includes options to purchase 50,000 shares of common stock at $0.27 per share expiring August 6, 2013, and options to purchase 300,000 shares of common stock at $0.71 per share expiring February 16, 2012.

(4)	Includes options to purchase 150,000 shares of common stock at $0.27 per share expiring August 6, 2013, options to purchase 700,000 shares of common stock at $0.71 per share expiring February 16, 2012, options to purchase 600,000 shares of common stock at $0.65 per share expiring April 15, 2015 and options to purchase 250,000 shares of common stock at $0.12 per share expiring September 09, 2012.

(5)	Mr. Bengt George Odner is a past director of ESW. The aggregate amount of common stock beneficially owned by Mr. Bengt Odner, a former director of ESW, is represented by 1,275,780 shares of common stock and 350,000 shares of common stock underlying stock options that may be exercised. In addition to the direct ownership listed herein, Mr. Odner has indirect beneficial ownership by way of Sedam Limited. Sedam Limited, a corporation organized under the laws of Cyprus, is controlled by a trust, of which Mr. Bengt Odner is the sole beneficiary. Sedam Limited includes 23,837,120 shares.

(6)	Includes 10,000 shares of common stock and options to purchase 100,000 shares of common stock at $0.71 per share expiring February 16, 2012, and options to purchase 100,000 shares of common stock at $1.00 per share expiring February 8, 2013.

(7)	Includes 450,000 options to purchase 450,000 shares of common stock at $0.71 per share expiring February 16, 2012.

(8)	Includes 300,000 options to purchase 300,000 shares of common stock at $0.71 per share expiring February 16, 2012.

(9)	Includes 900 shares of common stock.

(10)	Mr. Benjamin Black is a beneficiary of the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the “Benjamin Trust”) and the Black Family 1997 Trust (the “1997 Trust”). John J. Hannan is the trustee of the Benjamin Trust and the 1997 Trust and has the sole voting, investment and dispositive power with respect to the shares held by the Benjamin Trust and the 1997 Trust. Mr. Benjamin Black disclaims any beneficial ownership of the shares of common stock of the Company held by the Benjamin Trust and the 1997 Trust.

(11)	Mr. Joshua Black is a beneficiary of the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the “Joshua Trust”) and the 1997 Trust. John J. Hannan is the trustee of the Joshua Trust and the 1997 Trust and has the sole voting, investment and dispositive power with respect to the shares held by the Joshua Trust and the 1997

Trust. Mr. Joshua Black disclaims any beneficial ownership of the shares of common stock of the Company held by the Joshua Trust and the 1997 Trust.

(12)	Includes 1,088,095 shares of common stock directly owned by John J. Hannan. As the trustee of each of the 1997 Trust, the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the “Alexander Trust”), the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the “Victoria Trust”), the Benjamin Trust and the Joshua Trust, Mr. Hannan is the beneficial owner of an additional 35,966,131 shares of common stock.

(13)	Includes 246,050 shares of common stock.

(14)	Includes 15,624,615 shares of common stock directly beneficially owned by the 1997 Trust. John J. Hannan is the trustee of the 1997 Trust and has the sole voting, investment and dispositive power with respect to the common stock shares of the Company held by the 1997 Trust.

(15)	Includes 6,724,211 shares of common stock directly owned by Mr. Leon Black.

(16)	Includes 5,085,379 shares of common stock directly beneficially owned by the Alexander Trust. John J. Hannan is the trustee of the Alexander Trust and has the sole voting, investment and dispositive power with respect to the common stock shares of the Company held by the Alexander Trust.

(17)	Includes 5,085,379 shares of common stock directly beneficially owned by the Benjamin Trust. John J. Hannan is the trustee of the Benjamin Trust and has the sole voting, investment and dispositive power with respect to the common stock shares of the Company held by the Benjamin Trust.

(18)	Includes 5,085,379 shares of common stock directly beneficially owned by the Joshua Trust. John J. Hannan is the trustee of the Joshua Trust and has the sole voting, investment and dispositive power with respect to the common stock shares of the Company held by the Joshua Trust.

(19)	Includes 5,085,379 shares of common stock directly beneficially owned by the Victoria Trust. John J. Hannan is the trustee of the Victoria Trust and has the sole voting, investment and dispositive power with respect to the common stock shares of the Company held by the Victoria Trust.

(20)	Includes 1,088,095 shares of common stock directly owned by Richard S. Ressler. Richard Ressler is the President of Orchard Capital Corporation, the Manager of Orchard Investments LLC.

(21)	Includes 2,178,842 shares of common stock directly owned by Orchard Investments, LLC (“Orchard”).

DESCRIPTION OF COMMON STOCK

Common Stock

We have 250,000,000 shares of common stock $0.001 par value authorized. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore.

In the event of a liquidation, dissolution or winding up of the company, holders of our common stock would be entitled to share ratably in all assets remaining after payment of liabilities and the satisfaction of any liquidation preference of any then outstanding series of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

As of the record date, there were 129,463,767 shares of common stock outstanding held of record by approximately 264 stockholders.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of certain material U.S. Federal income tax consequences of the rights offering to holders of our common stock. This discussion assumes that the holders of our common stock hold such common stock as a capital asset for U.S. Federal income tax purposes. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. The following summary does not purport to be a complete analysis of all of the potential U.S. Federal income tax considerations, applies only to holders that are United States persons and does not address all aspects of U.S. Federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Internal Revenue Code, including, without limitation, holders who are dealers in securities or foreign currency, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, holders who hold our common stock as part of a hedge, straddle, conversion or other risk reduction transaction, or who acquired our common stock pursuant to the exercise of compensatory stock options or otherwise as compensation.

This summary is of a general nature only and is not intended to constitute a complete analysis of all tax consequences relating to the receipt, exercise, disposition and expiration of the subscription rights and the ownership and disposition of our common shares. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Holders should consult their own tax advisors as to the tax consequences in their particular circumstances.

We intend to treat the distribution of subscription rights pursuant to the rights offering as a non-taxable transaction for U.S. Federal income tax purposes and the remaining portion of this summary describes the U.S. Federal income tax consequences of such treatment. However, there can be no assurance that the Internal Revenue Service will take a similar view or would agree with the tax consequences described below. We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service regarding the U.S. Federal income tax consequences of the rights offering or the related share issuance. The following summary does not address the tax consequences of the rights offering or the related share issuance under foreign, state, or local tax laws. Accordingly, each holder of our common stock should consult its tax advisor with respect to the particular tax consequences of the rights offering and the related share issuance to such holder.

The U.S. Federal income tax consequences to a holder of our common stock of the receipt and exercise of subscription rights under the rights offering will be as follows:

•	A holder will not recognize taxable income for U.S. Federal income tax purposes in connection with the receipt of subscription rights in the rights offering.

•	A holder’s tax basis in its subscription rights will depend on the relative fair market value of the subscription rights received by such holder and the common stock owned by such holder at the time the subscription rights are distributed. If either (i) the fair market value of the subscription rights on the date such subscription rights are distributed is equal to at least 15% of the fair market value on such date of the common stock with respect to which the subscription rights are received or (ii) the holder elects, in a statement attached to its U.S. Federal income tax return for the taxable year in which the subscription rights are received, to allocate part of its tax basis in such common stock to the subscription rights, then upon exercise of the subscription rights, the holder’s tax basis in the common stock will be allocated between the common stock and the subscription rights in proportion to their respective fair market values on the date the subscription rights are distributed. If the subscription rights received by a holder have a fair market value that is less than 15% of the fair market value of the common stock owned by such holder at the time the subscription rights are distributed, the holder’s tax basis in its subscription rights will be zero unless the holder elects to allocate its adjusted tax basis in the common stock owned by such holder in the manner described in the previous sentence. A holder’s tax basis in the common stock will be reduced to the extent any such tax basis is allocated to the subscription rights.

•	A holder which allows the subscription rights received in the rights offering to expire will not recognize any gain or loss, and no portion of the tax basis in the common stock owned by such holder with respect to which such subscription rights were distributed will be allocated to the unexercised subscription rights.

•	A holder will not recognize any gain or loss upon the exercise of the subscription rights received in the rights offering. The tax basis in the common stock acquired through exercise of the subscription rights will equal the sum of the subscription price for the common stock and the holder’s tax basis, if any, in the rights as described above. The holding period for the common stock acquired through exercise of the subscription rights will begin on the date the subscription rights are exercised. A gain or loss recognized upon a sale of such common stock will be a capital gain or loss if the common stock is held as a capital asset at the time of sale. Such capital gain or loss will be long-term capital gain or loss if the holding period for the common stock exceeds one year at the time of sale.

•	If you exercise the subscription rights received in this rights offering after disposing of the shares of the common stock with respect to which the subscription rights were received, then certain aspects of the tax treatment of the exercise of the subscription rights are unclear, including (1) the allocation of tax basis between the common stock previously sold and the subscription rights, (2) the effect of such allocation on the amount and timing of gain or loss recognized with respect to the common stock previously sold, and (3) the effect of such allocation on the tax basis of common stock acquired through exercise of the subscription rights. A holder that exercises subscription rights received in this rights offering after disposing of the common stock with respect to which the subscription rights were received should consult its tax advisor.

LEGAL MATTERS

The validity of the rights and shares of common stock offered by this prospectus have been passed upon for us by Chepenik Trushin LLP, Miami, Florida.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010, have been so incorporated in reliance on the report of MSCM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports, proxy statements and other information with the SEC. Information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s public reference room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

We filed a registration statement on Form S-1 to register with the SEC the securities offered by this prospectus. This prospectus is a part of that registration statement. As allowed by the rules of the SEC, this prospectus does not contain all of the information you can find in our registration statement or the exhibits to the registration statement.

Our common stock is traded on the OTCQB under the symbol “ESWW” and the Frankfurt Stock Exchange under the symbol “EOW”.

Our website is located at www.cleanerfuture.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

DISCLOSURE OF COMMISSION POSITION
ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In addition, indemnification may be limited by state securities laws.

INDEX TO FINANCIAL STATEMENTS

Environmental Solutions Worldwide, Inc. Annual Consolidated Financial Statements:
Report of MSCM LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2010 and 2009	F-3
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2010 and 2009	F-4
Consolidated Statements of Changes in Stockholders’ Equity (Deficit) and Comprehensive Income for the years ended December 31, 2010 and 2009	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009	F-6
Notes to Consolidated Financial Statements	F-7

Interim Unaudited Consolidated Financial Statements:
Consolidated Condensed Balance Sheets as of March 31, 2011 and December 31, 2010	F-28
Consolidated Condensed Statements of Operations and Comprehensive Loss for the three months ended March 31, 2011 and 2010	F-29
Consolidated Condensed Statement of Changes in Stockholders’ Equity (Deficit) and Comprehensive Income for the three months ended March 31, 2011	F-30
Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2011 and 2010	F-31
Notes to Consolidated Condensed Financial Statements	F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Environmental Solutions Worldwide, Inc.

We have audited the accompanying consolidated balance sheets of Environmental Solutions Worldwide, Inc. (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit) and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s experience of negative cash flows from operations and its dependency upon future financing raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MSCM LLP
Toronto, Canada
March 31, 2011

701 Evans Avenue, 8th Floor,
Toronto, Ontario,
M9C 1A3, Canada
T (416) 626-6000
F (416) 626-8650
MSCM.CA

ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
ASSETS
Current Assets
Cash and cash equivalents (Note 4)	$13,328	$632,604
Accounts receivable, net of allowance for doubtful accounts of $70,028 (2009 — $6,637) (Note 2)	2,279,149	1,118,929
Inventory (Note 5)	4,414,518	1,508,414
Prepaid expenses and sundry assets	261,176	213,484
Total current assets	6,968,171	3,473,431
Property, plant and equipment under construction (Note 6)	185,542	138,800
Property, plant and equipment, net of accumulated depreciation of $5,765,164 (2009 — $4,663,281) (Note 6)	1,931,373	2,687,105
Internal use software under development (Note 2)	126,340	—
Patents and trademarks, net of accumulated amortization of $2,115,091 (2009 — $1,901,501) (Note 2)	16,145	229,347
	$9,227,571	$6,528,683

LIABILITIES AND STOCKHOLDERS’ EQUITY / (DEFICIT)
Current Liabilities
Bank loans (Note 8)	$3,424,889	$713,037
Accounts payable	2,495,070	1,126,680
Accrued liabilities	512,964	1,311,518
Exchange feature liability (Note 10 and 12)	2,133,862	—
Notes payable to related party (Note 7)	—	500,000
Customer deposits	29,322	9,857
Redeemable class A special shares (Note 9)	453,900	453,900
Current portion of capital lease obligation (Note 15)	3,552	8,857
Total current liabilities	9,053,559	4,123,849
Long-term Liabilities
Convertible debentures, net of deferred costs of $0 (2009 — $36,506) and debt discount of $0 (2009 — $228,981) (Note 10)	—	10,334,513
Capital lease obligation (Note 15)	1,490	10,861
Total long-term liabilities	1,490	10,345,374
Total liabilities	9,055,049	14,469,223
Commitments and Contingencies (Note 15)
Stockholders’ Equity / (Deficit) (Notes 12 and 13)
Common stock, $0.001 par value, 250,000,000 (2009 — 125,000,000) shares authorized; 129,463,767 shares issued and outstanding (2009 — 73,823,851)	129,463	73,822
Additional paid-in capital	43,567,531	26,083,635
Accumulated other comprehensive income	446,549	425,383
Accumulated deficit	(43,971,021)	(34,523,380)
Total stockholders’ equity / (deficit)	172,522	(7,940,540)
	$9,227,571	$6,528,683

The accompanying notes are an integral part of these consolidated financial statements.

ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31,

	2010	2009
Revenue
Net sales	$10,437,145	$3,075,398
Cost of sales	7,261,496	1,812,100
Gross profit	3,175,649	1,263,298
Operating expenses
Marketing, office and general costs	4,719,362	3,329,570
Research and development costs	783,944	930,548
Officers’ compensation and directors’ fees	954,054	672,444
Consulting and professional fees	451,345	215,984
Foreign exchange loss	103,256	10,035
Depreciation and amortization	837,448	1,123,560
	7,849,409	6,282,141
Loss from operations	(4,673,760)	(5,018,843)

Interest on long-term debt	(183,858)	(870,632)
Amortization of deferred costs	(117,131)	(19,912)
Long-term debt accretion	(768,981)	(27,019)
Inducement premium	(2,909,872)	—
Mark to market adjustment on advance share subscription	1,247,119	—
Change in fair value of exchange feature liability	(2,021,213)	—
Interest on notes payable to related party	(11,342)	—
Loss on disposal of property and equipment	(8,828)	(1,404)
Interest income	225	858
Net loss
Foreign currency translation of Canadian subsidiaries	(9,447,641)	(5,936,952)
Other comprehensive income:	21,166	173,857
Net comprehensive loss	$(9,426,475)	$(5,763,095)
Net loss per share (basic and diluted) (Note 16)	$(0.08)	$(0.08)
Weighted average number of shares outstanding (basic and diluted) (Note 16)	112,793,477	73,416,317

The accompanying notes are an integral part of these consolidated financial statements.

ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(DEFICIT) AND COMPREHENSIVE INCOME FOR THE YEARS ENDED
DECEMBER 31, 2010 AND 2009

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance, January 1, 2009	72,973,851	$72,972	$25,403,485	$251,526	$(28,586,428)	$(2,858,445)
Net loss	—	—	—	—	(5,936,952)	(5,936,952)
Common stock issued from exercise of options	850,000	850	424,150	—	—	425,000
Intrinsic value of beneficial conversion feature of convertible debentures	—	—	256,000	—	—	256,000
Foreign currency translation of Canadian subsidiaries	—	—	—	173,857	—	173,857
Balance, January 1, 2010	73,823,851	73,822	26,083,635	425,383	(34,523,380)	(7,940,540)
Net loss	—	—	—	—	(9,447,641)	(9,447,641)
Stock-based compensation	—	—	93,189	—	—	93,189
Common stock issued from share subscription	1,500,000	1,500	598,500	—	—	600,000
Broker fees related to share subscription	—	—	(24,000)	—	—	(24,000)
Fair value of exchange feature liability	—	—	(112,649)	—	—	(112,649)
Inducement on conversion of debentures with related party	4,375,668	4,376	1,658,377	—	—	1,662,753
Common stock issued on conversion of debentures	49,764,248	49,765	14,730,479	—	—	14,780,244
Intrinsic value of beneficial conversion feature of convertible debentures	—	—	540,000	—	—	540,000
Foreign currency translation of Canadian subsidiaries	—	—	—	21,166	—	21,166
Balance, December 31, 2010	129,463,767	$129,463	$43,567,531	$446,549	$(43,971,021)	$172,522

The accompanying notes are an integral part of these consolidated financial statements.

ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010

	2010	2009
Net loss	$(9,447,641)	$(5,936,952)
Adjustments to reconcile net loss to net cash used in operating activities:
Inducement premium	2,909,872	—
Change in fair value of exchange feature liability	2,021,213	—
Mark to market adjustment on advance share subscription	(1,247,119)	—
Depreciation of property, plant and equipment	1,045,096	1,061,439
Long-term debt accretion	768,981	27,019
Amortization of patents and trademarks	213,212	212,792
Write-down of inventory	195,293	—
Interest on long-term debt	183,858	870,632
Amortization of deferred costs	117,131	19,912
Stock-based compensation	93,189	—
Provision for doubtful accounts	60,855	6,209
Loss on disposal of property, plant and equipment	8,828	1,404
	6,370,409	2,199,407
Increase (decrease) in cash flows from operating activities resulting from changes in:
Accounts receivable	(1,195,868)	(954,177)
Inventory	(3,066,562)	(591,108)
Prepaid expenses and sundry assets	(14,163)	151,036
Accounts payable and accrued liabilities	1,459,220	780,901
Customer deposits	19,465	(2,683)
	(2,797,908)	(616,031)
Net cash used in operating activities	(5,875,140)	(4,353,576)
Investing activities:
Proceeds from sale of property and equipment	703	951
Acquisition of property, plant and equipment	(254,581)	(225,134)
Addition to internal use software under development	(121,133)	—
Addition to property, plant and equipment under construction	(39,177)	54,115
Increase in patents and trademarks	—	(1,108)
Net cash used in investing activities	(414,188)	(171,176)
Financing activities:
Proceeds from convertible debentures placement	3,000,000	1,300,000
Debt issuance cost	(80,625)	—
Proceeds from bank loans	3,312,254	846,140
Repayment of bank loan	(723,431)	(272,224)
Repayment of notes payable to related party	(500,000)	800,000
Proceeds from issuance of common stock	600,000	425,000
Broker fees related to share subscription	(24,000)	—
Repayment of capital lease obligation	(13,769)	(12,001)
Net cash provided by financing activities	5,570,429	3,086,915
Net decrease in cash and equivalents	(718,899)	(1,437,837)
Foreign exchange loss (gain) on foreign operations	99,623	(177,182)
Cash and cash equivalents, beginning of year	632,604	2,247,623
Cash and cash equivalents, end of year	$13,328	$632,604
Supplemental disclosures:
Cash interest paid	$13,157	$858
Cash paid (received) as income taxes	$—	$(10,838)
Other non-cash conversion of debentures and related interest	$14,780,243	$—

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — NATURE OF BUSINESS AND BASIS OF PRESENTATION

Environmental Solutions Worldwide, Inc. (the “Company” or “ESW”) through its wholly owned subsidiaries is engaged in the design, development, manufacturing and sales of environmental technologies and testing services with its primary focus on the international on-road and off-road diesel retrofit market. ESW currently manufactures and markets a line of catalytic emission control and enabling technologies for a number of applications.

The audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplates continuation of the Company as a going concern.

The Company has sustained recurring operating losses. As of December 31, 2010, the Company had an accumulated deficit of $43,971,021 and cash and cash equivalents of $13,328 and was in violation of certain financial covenants with its secured lender for which a waiver was obtained (see Note 8). There is no assurance that the Company will be successful in achieving sufficient cash flow from operations in the near future and there can be no assurance that it will either achieve or maintain profitability in the future. As a result, there is substantial doubt regarding the Company’s ability to continue as a going concern. The Company will require additional financing to fund its continuing operations. The Company is seeking additional funds by way of equity and debt financing. The Company’s ability to continue as a going concern is dependent on obtaining additional financing and achieving and maintaining a profitable level of operations. The outcome of these matters cannot be predicted at this time.

Effective November 9, 2010 and December 8, 2010 the Company completed two tranches of a unit offering, each unit was offered at a price of $0.40 and is comprised of one share of the Company’s common stock and one, warrant exercisable within two years, for one share of common stock, the exercise price will be $0.55; if a warrant is exercised between the first and second years from issuance, the exercise price will be $0.65. The Company raised gross proceeds of $600,000 and issued 1,500,000 shares of the Company’s common stock and 1,500,000 warrants to purchase 1,500,000 shares of the Company’s common stock. (See Note 12 for further details).

On February 17, 2011, the Company raised a further $3 million through the issuance of unsecured subordinated promissory notes (together “the Notes”) to current shareholders and deemed affiliates of certain members of the board of directors of the Company. Proceeds of the Notes and earlier financing will be used to fund working capital, planned capital investments and other general corporate purposes. With the proceeds of the Notes, the Company and its subsidiaries are in compliance with covenant obligations under the Demand Credit Agreement with the Canadian Imperial Bank of Commerce (“CIBC”) dated March 10, 2010 for which the Company and its subsidiaries had previously obtained waivers of covenant obligations through to February 15, 2011.

The Company has also proposed plans for a rights offering of the Company’s common stock, at a price of $0.12 per share pursuant to which the Company plans to offer rights to existing shareholders on the offering date to purchase approximately $6.5 million in shares of Common Stock, the offering is expected to raise at least an incremental $3.5 million of cash for the Company and will also permit all Subordinated Lenders to exchange their Notes (and the other Notes paid in-kind for the payment of interest under the Notes) for shares of Common Stock under the offering. The offering is expected to be completed by June 17, 2011.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern for a reasonable period of time. All adjustments considered necessary for fair presentation and of a normal recurring nature have been included in these consolidated financial statements.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, ESW America Inc. (“ESWA”), ESW Technologies Inc. (“ESWT”), ESW Canada Inc. (“ESWC”) and BBL Technologies Inc. (“BBL”). All inter-company transactions and balances have been eliminated on consolidation. Amounts in the consolidated financial statements are expressed in US dollars.

ESTIMATES

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates. Significant estimates include amounts for impairment of property plant and equipment, intangible assets, share based compensation, inventory, redeemable class A special shares, convertible debentures, valuation of warrants, accrued liabilities and accounts receivable exposures.

CONCENTRATIONS OF CREDIT RISK

The Company’s cash balances are maintained in various banks in Canada and the United States. Deposits held in banks in the United States are insured up to $250,000 per depositor for each bank by the Federal Deposit Insurance Corporation. Deposits held in banks in Canada are insured up to $100,000 Canadian per depositor for each bank by The Canada Deposit Insurance Corporation a federal Crown corporation. Actual balances at times may exceed these limits.

Accounts Receivable and Concentrations of Credit Risk: The Company performs on-going credit evaluations of its customers’ financial condition and generally does not require collateral from its customers. Three of its customers accounted for 21%, 19%, and 13%, respectively, of the Company’s revenue in the fiscal year 2010 and 48%, 21%, and 13%, respectively, of its accounts receivable as of December 31, 2010. Three of its customers accounted for 45%, 20%, and 9%, respectively, of the Company’s revenue in the fiscal year 2009 and 27%, 11%, and 25%, respectively, of its accounts receivable as of December 31, 2009.

As at December 31, 2010, the Company believes that the allowance for uncollectible accounts sufficiently covers any credit risk related to past due accounts receivable balances.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated credit risk by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is estimated and recorded based on management’s assessment of the credit history with the customer and current relationships with them. On this basis management has determined that an allowance for doubtful accounts of $70,028 and $6,637 was appropriate as at December 31, 2010 and 2009, respectively.

INVENTORY

Inventory is stated at the lower of cost or market determined using the first-in first-out method. Inventory is periodically reviewed for use and obsolescence, and adjusted as necessary. Inventory consists of raw materials, work in progress and finished goods.

PROPERTY, PLANT AND EQUIPMENT UNDER CONSTRUCTION

The Company capitalizes customized equipment built to be used in the future day to day operations at cost. Once complete and available for use, the cost for accounting purposes is transferred to property, plant and equipment, where normal depreciation rates apply.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, generally 5 to 7 years. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated discounted cash flow used in determining the fair value of the asset. ESW conducted a test for impairment as of December 31, 2010 and 2009, and found no impairment.

INTERNAL-USE SOFTWARE

ESW capitalizes costs related to computer software obtained or developed for internal use. Software obtained for internal use is an enterprise-level business and finance software that ESW is customizing to meet specific operational needs. Costs incurred in the development phase are capitalized and amortized over the useful life of the internal use software, which is generally from three to five years. Capitalized internal-use software development costs for a project which is not yet complete is included as Internal-use Software under Development in the consolidated balance sheet. Capitalization of such costs ceases at the point at which the project is substantially complete and ready for its intended purpose. Costs capitalized during for the years ended December 31, 2010 and 2009 were $126,340 and $0, respectively.

PATENTS AND TRADEMARKS

Patents and trademarks consist primarily of the costs incurred to acquire them from an independent third party. Accounting Standards Codification (“ASC”) Topic 350 requires intangible assets with a finite life be tested for impairment whenever events or circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated discounted cash flow used in determining the fair value of the asset. ESW conducted a test for impairment as of December 31, 2010 and 2009 and found no impairment.

Patents and trademarks are being amortized on a straight-line basis over their estimated life of ten years. Amortization expense for the year ended December 31, 2010 and 2009 was $213,212 and $212,792 respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Included in the ASC Topic 820 framework is a three level valuation inputs hierarchy with Level 1 being inputs and transactions that can be effectively fully observed by market participants spanning to Level 3 where estimates are unobservable by market participants outside of the Company and must be estimated using assumptions developed by the Company. The Company discloses the lowest level input significant to each category of asset or liability valued within the scope of ASC Topic 820 and the valuation method as exchange, income or use. The Company uses inputs which are as observable as possible and the methods most applicable to the specific situation of each company or valued item.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, notes payable to related party, bank loan, redeemable Class A special shares and capital lease obligation approximate fair value because of the short-term nature of these items. Per ASC Topic 820 framework these are considered Level 2 inputs where estimates are unobservable by market participants outside of the Company and must be estimated using assumptions developed by the Company.

The advance share subscription was classified as a liability and periodically marked to market until October 14, 2010 (see Note 10). The fair value of the advance share subscription obligation was determined by the cash settlement value at the end of each period based on the closing price of the Company’s common stock and might be adversely affected by a change in the price of the Company’s common stock. Per ASC Topic 820 framework this was considered a Level 1 input.

The exchange feature liability is classified as a liability and periodically marked to market. The fair value of the exchange feature liability is determined by the cash settlement value at the end of each period based on the closing price of the Company’s common stock and might be adversely affected by a change in the price of the Company’s common stock. Per FAS 157 framework these are considered a Level 1 input.

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities.

REVENUE RECOGNITION

The Company derives revenue primarily from the sale of its catalytic products. In accordance with ASC Topic 605, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the amount is fixed or determinable, risk of ownership has passed to the customer and collection is reasonably assured.

The Company also derives revenue (less than 1.5% in 2010 and 3.0% in 2009 of total revenue) from providing air testing and environmental certification services. Revenues from these services are recognized upon performance.

LOSS PER COMMON SHARE

Loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Common stock equivalents are excluded from the computation of diluted loss per share when their effect is anti-dilutive.

Therefore diluted loss per share has not been calculated for 2010 and 2009 (see Note 16).

INCOME TAXES

Income taxes are computed in accordance with the provisions of ASC Topic 740, which requires, among other things, a liability approach to calculating deferred income taxes. SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company’s financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The guidance requires the Company to make certain estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters. In the event that uncertain tax positions are resolved for amounts different than the Company’s estimates, or the related statutes of limitations expire without the assessment of additional income taxes, the Company will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur.

Such adjustments may have a material impact on ESW’s income tax provision and results of operations. Note 11 to the consolidated financial statements describes the guidance and the effects on results of operations and financial position arising from its adoption.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company follows ASC Topic 360, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the assets’ carrying amounts may not be recoverable. In performing the review for recoverability, if future undiscounted cash flows (excluding interest charges) from the use and ultimate disposition of the assets are less than their carrying values, an impairment loss represented by the difference between its fair value and carrying value, is recognized. Management reviewed the related assets for impairment in the fourth quarter and found no impairment.

RESEARCH AND DEVELOPMENT

The Company is engaged in research and development work. Research and development costs, are charged as operating expense of the Company as incurred. Any grant money received for research and development work is used to offset these expenditures. For the years ended December 31, 2010 and 2009, the Company expensed $783,944 and $930,548 net of grant revenues, respectively, towards research and development costs. The expense excluding grant revenues used to offset research and development costs for the years ended December 31, 2010 and 2009 amounted to $927,319 and $1,099,301. In 2010 and 2009, grant money amounted to $143,375 and $168,753, respectively.

FOREIGN CURRENCY TRANSLATION

The consolidated financial statements have been translated into U.S. dollars in accordance with ASC Topic 830. All monetary items have been translated using the exchange rates in effect at the balance sheet date. All non-monetary items have been translated using the historical exchange rates at the time of transactions. Income statement amounts have been translated using the average exchange rate for the year. Translation adjustments that arise from translating the financial statements of the Company’s foreign subsidiaries from local currency to U.S. dollars are recorded in other comprehensive income component of stockholders’ equity (deficit).

COMPREHENSIVE INCOME

ASC Topic 830 establishes standards for reporting and display of comprehensive income and its components. As of December 31, 2010 and 2009, accumulated other comprehensive income is reported as a component of stockholders’ equity (deficit). Other comprehensive income includes only foreign currency translation adjustments.

PRODUCT WARRANTIES

The Company provides for estimated warranty costs at the time of sale and accrues for specific items at the time their existence is known and the amounts are determinable. The Company estimates warranty costs using standard quantitative measures based on industry warranty claim experience and evaluation of specific customer warranty issues. The Company currently records warranty costs as 2% of revenue. As of December 31, 2010 and 2009, $102,793 and $40,290, respectively, was accrued against warranty provision and included in accrued liabilities. For the years ended December 31, 2010 and 2009, the total warranty, service, service travel and installation costs included in cost of sales was $224,766 and $38,209, respectively.

SEGMENTED REPORTING

ASC Topic 280 changed the way public companies report information about segments of their business in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers.

The Company also derives revenue (less than 1.5% in 2010 and 3.0% in 2009 of total revenue) from providing air testing and environmental certification services. For the years ended December 31, 2010 and 2009, all revenues were generated from the United States. As of December 31, 2010 and 2009, $1,182,263 and $1,662,243, respectively, of property, plant and equipment is located at the air testing facility in Pennsylvania and all remaining long lived assets are located in Concord, Ontario.

NOTE 3 — RECENTLY ISSUED ACCOUNTING STANDARDS

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued Accounting Standards Update (“ASU” or “Update”) No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”) (codified within ASC Topic 820, Fair Value Measurements and Disclosures). ASU 2010-06 improves disclosures originally required under SFAS No. 157. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2009, and for interim periods within those years. The adoption of the guidance did not have a material effect on the Company’s consolidated financial position, results of operations, cash flows or related disclosures.

In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) — Accounting for Transfers of Financial Assets (“ASU 2009-16”). ASU 2009-16 amends the accounting for transfers of financials assets and will require more information about transfers of financial assets, including securitizations, and where entities have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, with early adoption not permitted. The adoption of the guidance did not have a material effect on the Company’s consolidated financial position, results of operations, cash flows or related disclosures.

In October 2009, the FASB issued ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing (“ASU 2009-15”). ASU 2009-15 amends the accounting and reporting guidance for debt (and certain preferred stock) with specific conversion features or other options. ASU 2009-15 is effective for fiscal years beginning on or after December 15, 2009. The adoption of the guidance did not have a material effect on the Company’s consolidated financial position, results of operations, cash flows or related disclosures.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In August 2010, the FASB issued ASU No. 2010-22, Accounting for Various Topics — Technical Corrections to SEC Paragraphs this update amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics. The Company is assessing the potential effect this guidance will have on its consolidated financial statements.

In August 2010, the FASB issued ASU No. 2010-21, Accounting for Technical Amendments to Various SEC Rules and Schedules. This updates various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The Company is assessing the potential effect this guidance will have on its consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition — Milestone Method. The objective of this Update is to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. The Company does not anticipate that the adoption of this pronouncement will have a significant effect on its consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-013, Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force. ASU 2010-13 addresses the classification of an employee share-based award with an exercise price denominated in the currency of a market in which the underlying equity security trades. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company will comply with the additional disclosures required by this guidance upon its adoption in January 2011.

In October 2009, the FASB issued ASU No. 2009-13, Multiple Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force (“ASU 2009-13”) (codified within ASC Topic 605). ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently assessing the impact of ASU 2009-13 on its consolidated financial position, results of operations and cash flows.

NOTE 4 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and highly liquid investments purchased with an original or remaining maturity of 90 days or less at the date of purchase. At December 31, 2010 and 2009 all of the Company’s cash and cash equivalents consisted of cash.

NOTE 5 — INVENTORY

Inventory consists of:

	December 31,
INVENTORY	2010	2009
Raw materials	$1,669,481	$844,649
Work-in-process	2,737,545	640,286
Finished goods	7,492	23,479
TOTAL	$4,414,518	$1,508,414

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
CLASSIFICATION	2010	2009
Plant, machinery and equipment	$5,790,507	$5,539,017
Office equipment	384,902	325,626
Furniture and fixtures	461,817	451,281
Vehicles	18,288	17,951
Leasehold improvements	1,041,023	1,016,511
	7,696,537	7,350,386
Less: accumulated depreciation	(5,765,164)	(4,663,281)
	$1,931,373	$2,687,105

	December 31,
Depreciation Expense	2010	2009
Depreciation expense included in cost of sales	$174,013	$56,436
Depreciation expense included in operating expenses	624,233	910,713
Depreciation expense included in research and development costs	246,849	139,109
Total depreciation expense	$1,045,096	$1,106,258

At December 31, 2010 and 2009, the Company had $185,542 and $138,800, respectively, of customized equipment under construction.

The office equipment above includes $0 and $19,121 in assets under capital lease with a corresponding accumulated depreciation of $0 and $15,493 as of December 31, 2010 and 2009, respectively.

The plant, machinery and equipment above include $37,939 and $36,294 in assets under capital lease with a corresponding accumulated depreciation of $25,723 and $18,592 as of December 31, 2010 and 2009, respectively.

NOTE 7 — NOTE PAYABLE TO RELATED PARTY

On December 29, 2009, the Company issued a $500,000 unsecured subordinated promissory note to a shareholder and a member of the Company’s Board of Directors with interest accruing at the annual rate of 9%. In accordance with the terms of the note, upon the Company completing a financing for the gross sum of $2 million dollars or more, or in the event the Company did not complete a financing by March 31, 2010, this note would have been payable upon demand of the holder.

Effective March 31, 2010 the Company repaid $500,000 principal and $11,342 in interest from the proceeds of the March 19, 2010 convertible debentures issuance. (see Note 10).

As of December 31, 2010, principal and corresponding accrued interest outstanding on note payable to related party was $0 and $0, respectively. As of December 31, 2009, principal and interest outstanding on note payable to related party was $500,000 and $0, respectively.

NOTE 8 — BANK LOANS

In 2007, ESW’s subsidiary, ESWC entered into a $2.5 million revolving credit facility with Royal Bank of Canada (“RBC”), to finance orders on hand. Effective September 2, 2008, the agreement was amended to extend the term of the agreement through to June 30, 2009 and effective August 21, 2009, the term of the secured commercial loan agreement with RBC was extended through to April 30, 2010. The amended arrangement provided for a revolving facility available by way of a series of term loans of up to $750,000 to finance future production orders. The credit facility was guaranteed by the Company and its subsidiary ESWC, through the pledge of their assets to RBC. The facility had been guaranteed to the bank under Export Development Canada (“EDC”) pre-shipment financing program. Borrowings under the revolving credit agreement bore interest at 1.5% above the bank’s prime rate of interest. Repayments of any loans were required no later than one year from the date of the advancement of that loan. Obligations under the revolving credit agreement were collateralized by a first-priority lien on the assets of the Company and its subsidiary ESWC, including, accounts receivable, inventory, equipment and other tangible and intangible property, including the capital stock of all direct subsidiaries.

Effective March 31, 2010, all borrowings under the RBC facility were repaid and the facility with RBC was closed.

Effective March 31, 2010, ESW’s subsidiary, ESWC, entered into the Credit Agreement with a Canadian chartered bank, CIBC, to meet working capital requirements. The facility has a credit limit of $4 million Canadian. Borrowings under the facility are limited to a percentage of accounts receivable plus a percentage of inventories (capped at $1 million Canadian or 50% of the accounts receivable portion) less any prior ranking claims. The credit facility is guaranteed by the Company and its subsidiaries, ESWC, ESWA, BBL, and ESWT, through a general security agreement over all assets to CIBC. The facility has been guaranteed to CIBC under EDC’s Export Guarantee Program. Borrowings under the credit facility bear interest at 2.25% above CIBC’s prime rate of interest. Obligations under the revolving credit agreement are collateralized by a first-priority lien on the assets of the Company and its subsidiaries, including accounts receivable, inventory, equipment and other tangible and intangible property, including the capital stock of all direct subsidiaries.

The terms relating to the Credit Agreement specifically note that the Company maintain a tangible net worth of at least $4.0 million Canadian. The credit agreement contains, among other things, covenants, representations and warranties and events of default customary for a facility of this type for the Company and its subsidiaries. Such covenants include certain restrictions on the incurrence of additional indebtedness, liens, acquisitions and other investments, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other repurchases in respect of capital stock, voluntary prepayments of certain other indebtedness, capital expenditures and transactions with affiliates, subject to certain exceptions. Under certain conditions amounts outstanding under the credit agreements may be accelerated. Such events include failure to comply with covenants, breach of representations or warranties in any material respect, non-payment or acceleration of other material debt, entry of material judgments not covered by insurance, or a change of control of the Company.

On November 8, 2010, November 26, 2010, and December 23, 2010, the Company’s wholly owned subsidiary, ESWC, received the first, second and third waivers, respectively, of certain financial covenants under its Credit Agreement with CIBC. Without the waiver, the Company’s subsidiary would not be in compliance with the current ratio and effective tangible net worth covenants as set forth in the Credit Agreement. In the event the Company and its subsidiary, ESWC, fail to comply with the terms of the waiver and meet the current ratio and effective tangible net worth covenants prior to the end of the waiver period, same would constitute an event of default and the bank loan may need to be repaid unless a further waiver or modification to the Credit Agreement can be obtained.

The third waiver provided by CIBC was through January 31, 2011 and also provides for a fee payable to the lender for the extension, as well as a reduction in the maximum security margin deficit as defined under the Credit Agreement (by either reducing borrowing or increasing the borrowing base) and an increase in the annual interest rate to CIBC’s prime rate plus 4.50% from CIBC’s prime rate plus 2.25% effective January 1, 2011.

As at December 31, 2010, $3,424,889 was owed under the credit facility to CIBC. As at December 31, 2009, $713,037 was owed under a former credit facility with RBC.

NOTE 9 — REDEEMABLE CLASS A SPECIAL SHARES

700,000 Class A special shares authorized, issued, and outstanding.	453,900 (based on the historical exchange rate at the time of issuance.)

The redeemable Class A special shares were issued by the Company’s wholly owned subsidiary, BBL, without par value, and are redeemable on demand by the holder of the shares, which is a private Ontario Corporation, at $700,000 Canadian (which translates to $703,801 US and $660,032 US at December 31, 2010 and 2009, respectively). As the redeemable Class A special shares were issued by the Company’s wholly owned subsidiary, BBL, the maximum value upon which the Company is liable is the net book value of BBL. As of December 31,

2010 and 2009, BBL had an accumulated deficit of $1,192,858 US ($1,845,375 Canadian) and $1,187,506 US ($1,839,864 Canadian) as of December 31, 2010 and 2009, respectively, and therefore, the holder would be unable to redeem the redeemable Class A special shares at their ascribed value.

NOTE 10 — CONVERTIBLE DEBENTURES

Convertible debentures issued by the Company are summarized as follows:

	2008 Debentures	2009 Debentures	2010 Debentures	Total March 31, 2010	Total December 31, 2009
Face value of convertible debenture	$9,000,000	$1,600,000	$3,000,000	$13,600,000	$10,600,000
Less: Beneficial conversion feature	—	(256,000)	(540,000)	(796,000)	(256,000)
Deferred costs	(59,738)	—	(80,625)	(140,363)	(59,738)
Book value upon issuance	8,940,262	1,344,000	2,379,375	12,663,637	10,284,262
Accretion of the debt discount	—	256,000	540,000	796,000	27,019
Amortization of deferred costs	59,738	—	80,625	140,363	23,232
Carrying Value	9,000,000	1,600,000	3,000,000	13,600,000	$10,334,513
Conversion (March 25,2010)	(9,000,000)	(1,600,000)	(3,000,000)	(13,600,000)
Carrying Value (December 31,2010)	$—	$—	$—	$—

Effective March 19, 2010, the Company issued $3,000,000 of its 9% convertible debentures (the “2010 Debentures”) to five (5) accredited investors under Rule 506 of Regulation D of Section 4(2) of the Securities Act. The 2010 Debentures were for a term of three (3) years and were convertible into shares of the Company’s common stock at the option of the holder by dividing the principal amount of the 2010 Debenture to be converted by $0.50. The 2010 Debentures earned interest at a rate of 9% per annum payable in cash or in shares of the Company’s common stock at the option of the holder. If the holder elected to receive interest in shares of common stock, the number of shares of common stock to be issued for interest would be determined by dividing accrued interest by $0.50. The 2010 Debentures had a mandatory conversion feature that required the holders to convert in the event a majority of the Company’s pre-existing outstanding 9% convertible debentures converted. Subject to the holder’s right to convert and the mandatory conversion feature, the Company had the right to redeem the 2010 Debentures at a price equal to one hundred and ten percent (110%) multiplied by the then outstanding principal amount plus unpaid interest to the date of redemption. Upon maturity, the debenture and interest was payable in cash or common stock at the option of the Holder. The Company also had provided the holders of the Debentures registration rights. The 2010 Debentures contained customary price adjustment protections.

At the time the 2010 Debentures were issued, the Company recorded a debt discount for a beneficial conversion feature in the amount of $540,000. The debt discount being the aggregate intrinsic value calculated as the difference between the market price of the Company’s share of stock on March 19, 2010 and the conversion price of the 2010 Debentures. The debt discount was being accreted over the three (3) year life of the debentures using the effective yield method. The effective yield on the debentures was 16.36%.

On August 28, 2009, the Company completed a transaction whereby it issued $1.6 million of 9% convertible debentures (the “2009 Debentures”) to six (6) accredited investors. Of the $1.6 million received by the Company, $500,000 was received from a director of the Company through the exchange of a $300,000 unsecured 9% subordinated demand short term loan previously provided to the Company on August 11, 2009 and an additional $200,000 investment made by the director in the offering. The 2009 Debentures were for a term of three (3) years and were convertible into shares of the Company’s common stock at the option of the holder by dividing the principal amount of the 2009 Debenture to be converted by $0.50. The 2009 Debentures earned interest at a rate of 9% per annum payable in cash or in shares of the Company’s common stock at the option of the holder. If the holder elected to receive interest in shares of common stock, the number of shares of common stock to be issued for interest would be determined by dividing accrued interest by $0.50. Subject to the holder’s right to convert, the Company had the right to redeem the 2009 Debentures at a price equal to one hundred and ten percent (110%) multiplied by the then outstanding principal amount plus unpaid interest to the date of redemption. Upon maturity, the debenture and interest was payable in cash or common stock at the option of the holder. The 2009 Debentures contained customary price adjustment protections.

At the time the 2009 Debentures were issued, the Company recorded a debt discount for a beneficial conversion feature in the amount of $256,000. The debt discount being the aggregate intrinsic value calculated as the difference between the market price of the Company’s share of stock on August 28, 2009 and the conversion price of the 2009 Debentures. The debt discount was being accreted over the three (3) year life of the debentures using the effective yield method. The effective yield on the debentures was 15.52%.

On November 3, 2008, the Company completed a transaction whereby it issued $6.0 million of 9% convertible debentures (the “2008 Debentures”) to six accredited investors. The 2008 Debentures were for a term of three (3) years and were convertible into shares of the Company’s common stock at the option of the holder at any time six (6) months after the date of issuance of the 2008 Debentures by dividing the principal amount of the 2008 Debentures to be converted by $0.25. The 2008 Debentures earned interest at a rate of 9% per annum payable in cash or in shares of the Company’s common stock at the option of the holder. If the holder elected to receive interest in shares of common stock, the number of shares of common stock to be issued for interest would be determined by dividing accrued interest by $0.25. Subject to the holder’s right to convert, the Company had the right to redeem the 2008 Debentures at a price equal to one hundred and ten percent (110%) multiplied by the then outstanding principal amount plus unpaid interest to the date of redemption. Upon maturity, the debenture and interest was payable in cash or common stock at the option of the holder. The Debentures contained customary price adjustment protections. The effective yield on the 2008 Debentures was 9%.

From the proceeds of the 2008 Debentures, the Company repaid $2,200,000, the principal portion only of a previously issued Consolidated Note in the amount of $2,308,148 to a company controlled by a trust to which a director and shareholder of the Company is the beneficiary. The debt holder agreed to have the remaining amount of $433,923, due under the Consolidated Note, applied to a subscription of a Debenture under the November 3, 2008 offering. Concurrently, the Company repaid a Consolidated Subordinated Note that it had previously issued to a debt holder who is a director and shareholder of the Company, in the principal amount of $1,002,589. The debt holder agreed to have the full amount of principal and accumulated interest, in the amount of $1,158,024 due under the Consolidated Subordinated Note, applied to a subscription of a Debenture under the offering. Additionally the Company’s $1.5 million credit facility also provided by the same debt holder, from which the Company had drawn down the sum of $1,103,000 as of November 3, 2008, was also satisfied by way of issuance of debentures under the November 3, 2008 offering. With the agreement to settle all the notes previously issued the debt holder subscribed to an aggregate of $2,566,077 of debentures under the offering.

Effective March 25, 2010, the November 2008 and the August 2009 debenture holders agreed to convert all outstanding convertible debentures as per the terms of the respective debenture agreements. The early conversion of the debentures was a condition precedent to the Company’s wholly owned subsidiary, ESWC, entering into a new credit facility with CIBC (see Note 8). A total of $10,600,000 in principal and $1,176,445 of accrued interest was converted into 43,756,653 shares of restricted common stock. The conversion of the November 2008 and the August 2009 debentures also triggered the mandatory conversion feature on the March 19, 2010 debentures. A total of $3,000,000 in principal and $3,797 in accrued interest was converted into 6,007,595 shares of restricted common stock. With these transactions effective March 25, 2010, the Company has $0 of convertible debentures and accrued interest on convertible debenture.

As part of the agreement to convert all existing convertible debentures, the Company was committed to pay a premium as an inducement to convert all debentures. The premium was payable to all converting debenture holders and was subject to a positive fairness opinion, approval by a Fairness Committee consisting of independent Directors of the Company’s Board of Directors and an increase in the share capital of the Company. The premium consists of 4,375,668 shares of common stock. As the Company did not have sufficient authorised shares as of the date of conversion of the debentures to fulfill the premium, the premium had been recorded as an advance share purchase agreement at a fair market value of $2,909,872 as of March 31, 2010. The agreement is without interest, subordinated to the bank’s position and payable in a fixed number of common shares (4,375,668 shares) of the Company upon increase in the authorized share capital of the Company.

Up to October 14, 2010, the Company did not have sufficient authorized and unissued shares to fulfill the advance share subscription. Under these conditions, FASB ASC Subtopic 815-40, Contracts in Entity’ Own Equity, precludes equity classification of this obligation. As such, the advance share subscription was classified as a liability and periodically marked to market. The fair value of the obligation was determined to be $1,662,753 at October 14,

2010. The fair value of the obligation was determined by the cash settlement value at the end of each period based on the closing price of the Company’s common stock. The decrease in fair value of this liability of $1,247,119 was recorded as a mark to market adjustment on advance share subscription in the consolidated statement of operations and comprehensive loss.

Effective October 14, 2010, the Company’s Board of Directors ratified certain corporate action approved by the written consent of a majority of the Company’s shareholders pursuant to a Definitive Information Statement on Schedule 14C that the Company filed with the Securities and Exchange Commission on September 3, 2010 (the “Definitive Information Statement”) and distributed to shareholders of record. The Board of Directors ratified an amendment to the Company’s articles of incorporation whereby the Company proceeded to file an amendment to its articles of incorporation increasing its authorized shares of common stock from 125,000,000 to 250,000,000 shares.

Effective November 30, 2010 the Company issued an aggregate of 4,375,668 restricted shares of common stock to thirteen (13) prior debenture holders in connection with the early conversion of their debentures.

Included in the consolidated financial statements of the Company at December 31, 2010 is the effect of an exchange feature included in the terms of the Share Subscription Agreement for $3,000,000 of Convertible Debentures issued on March 19, 2010 (“2010 Debentures”) and fully converted including interest into 6,007,595 shares of common stock on March 25, 2010. The exchange feature provides that if within twelve months from March 19, 2010, the Company enters into or closes another financing or other transaction (which for securities law purposes would be integrable with the offer and sale of the Securities) on terms and conditions more favourable to another purchaser, the terms and conditions of the 2010 Debentures shall be adjusted to reflect the more favourable terms. The exchange feature was determined by the Company to be freestanding financial instrument and also to be a liability within the scope of ASC 480 Distinguishing Liabilities from Equity since there is an inverse relationship between the stock price of the Company and the Company’s obligation. On December 31, 2010, the Company evaluated the fair value of the exchange feature based on the probability of closing another financing by March 18, 2011 and the fair value of the number of incremental shares to be issued at a lower estimated issue price. The probability of closing another financing by March 18, 2011 was estimated to be 100% on December 31, 2010. The fair value of the Company’s common stock is determined by the closing price on the valuation date. On December 31, 2010, an exchange feature liability of $1,680,000 is recorded for the 2010 Debentures in these consolidated financial statements (see also note 12).

As of December 31, 2010, total convertible debentures and corresponding accrued interest amounted to $0 and $0, respectively. As of December 31, 2009, total convertible debentures amounted to $10,334,513 net of deferred costs of $36,506 and debt discount of $228,981, with corresponding accrued interest of $996,385.

As of December 31, 2010, the debt discount of $768,981 and deferred cost of $117,131 were fully amortized and expensed due to the conversion of the debentures effective March 25, 2010.

LEGAL FEES RELATED TO 2008 AND 2010 CONVERTIBLE DEBENTURES

The Company had recorded a deferred cost asset of $59,738 for legal fees paid in relation to the issuance of the 2008 Debentures. The deferred costs were being amortized over the term of the 2008 Debentures using the straight line method. The Company had also recorded a deferred cost asset of $80,625 for legal fees paid in relation to the issuance of the 2010 Debentures. The deferred costs were being amortized over the term of the 2010 Debentures using the straight line method.

At December 31, 2010, the deferred cost assets were fully amortized due to the conversion of the debentures effective March 25, 2010. As at December 31, 2010 and 2009, the deferred cost assets were $0 and $36,506, respectively, and related amortization expense for the years then ended was $117,131 and $19,912, respectively. As of December 31, 2009, deferred cost assets have been presented net against the related convertible debentures.

NOTE 11 — INCOME TAXES

As at December 31, 2010, there are tax loss carry forwards for Federal income tax purposes of approximately $25,718,074 available to offset future taxable income in the United States. The tax loss carry forwards expire in various years through 2030. The Company does not expect to incur a Federal income tax liability in the foreseeable future. Accordingly, a valuation allowance for the full amount of the related deferred tax asset of approximately $9,001,326 has been established until realizations of the tax benefit from the loss carry forwards meet the “more likely than not” criteria.

YEAR	Loss Carry Forward
1999	$407,067
2000	2,109,716
2001	2,368,368
2002	917,626
2003	637,458
2004	1,621,175
2005	2,276,330
2006	3,336,964
2007	3,378,355
2008	3,348,694
2009	2,927,096
2010	2,389,225

Total	$25,718,074

Additionally, as at December 31, 2010, the Company’s two wholly owned Canadian subsidiaries had non-capital tax loss carry forwards of approximately $10,197,881 be used, in future periods, to offset taxable income. The loss carry forwards expire in various years through 2030. The deferred tax asset of approximately $2,549,470 has been fully offset by a valuation allowance until realization of the tax benefit from the non-capital tax loss carry forwards are more likely than not.

YEAR	Loss Carry Forward Foreign Operations
2006	$573,271
2007	7,211
2008	4,049,972
2009	2,774,833
2010	2,792,594

Total	$10,197,881

	For the year ended December 31,
	2010	2009
Statutory tax rate:
U.S.	35.00%	35.00%
Foreign	31.00%	33.00%
Loss before income taxes:
U.S.	$(6,603,329)	$(3,260,449)
Foreign	(2,844,312)	(2,676,503)
	$(9,447,641)	$(5,936,952)
Expected income tax recovery	$(3,192,617)	$(2,024,403)
Differences in income tax resulting from:
Depreciation (Foreign operations)	44,330	31,936
Change in fair value of exchange feature liability	707,424	—
Inducement premium on conversion of Debentures	1,018,455	—
Stock based compensation	32,616	—
Market to market adjustment on advance share subscription	(436,492)	—
Long-term debt accretion	269,143	—
Accrued interest on loans	(116,212)	304,721
	(1,673,353)	(1,687,746)
Benefit of losses not recognized	1,673,353	1,687,746
Income tax provision (recovery) per financial statements	$—	$—

Components of deferred income tax assets are as follows:

	As at December 31,
	2010	2009
Property, plant and equipment	$119,226	$102,872
Tax loss carry forwards	11,550,796	10,147,984

Total	11,670,022	10,250,856
Valuation allowance	(11,670,022)	(10,250,856)

Carrying Value	$—	$—

Effective January 1, 2007, the Company adopted FASB’s guidance on accounting for uncertainty in income taxes. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in an income tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company’s consolidated financial position and results of operations as a result of the adoption of this guidance. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

The Company will recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statement of operations and comprehensive loss. Accrued interest and penalties will be included within the related tax liability line in the consolidated balance sheet.

In many cases the Company’s uncertain tax positions are related to tax years that remain subject to examination by tax authorities. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2010:

United States — Federal	2006–present
United States — State	2006–present
Canada — Federal	2007–present
Canada — Provincial	2007–present

Valuation allowances reflect the deferred tax benefits that management is uncertain of the Company’s ability to utilize in the future.

NOTE 12 — STOCKHOLDERS’ EQUITY / (DEFICIT)

On June 24, 2009, the Company received $425,000 from the exercise of options at $0.50 per share and issued 850,000 shares of restricted common stock.

On March 25, 2010, the Company issued 43,756,653 shares of common stock in connection with the conversion of 2008 Debentures and 2009 Debentures into equity (see Note 10).

On March 25, 2010, the Company issued 6,007,595 shares of restricted common stock in connection with the conversion of 2010 Debentures into equity (see Note 10).

On November 30, 2010, the Company issued 4,375,668 shares as an inducement premium to the holders to convert all convertible debentures outstanding as of March 25, 2010 (see Note 10). As fully disclosed in Note 10 to the consolidated financial statements, the Company’s Board of Directors approved the increase in the authorized share capital effective October 14, 2010.

Effective November 9, 2010 and December 8, 2010, the Company closed on its first tranche and second tranche of a unit offering in the amount of $300,000 per tranche for gross proceeds of $600,000 whereby the Company issued 1,500,000 units. The unit offering is for up to $5 million. The units are in the form of shares of the Company’s common stock, par value $0.001 at $0.40 per share plus for each share of Common Stock subscribed to under the unit offer the investor will receive one warrant, the exercise price will be $0.55; if an Investor Warrant is exercised between the first and second years from issuance, the exercise price will be $0.65. All investor warrants as issued will be subject to adjustment in all respects in the event of a stock split or similar adjustment by the Company. A commission of 4% of the gross proceeds was paid from the proceeds of the unit offering and 7.5 units for every $100 of the gross proceeds raised are payable for brokers fees are treated as a cost of capital and no income statement recognition is required.

The Share Subscription Agreement for the units contains an exchange feature which provides that if within six months from effective date of closing, the Company enters into or closes another financing or other transaction (which for securities law purposes would be integrable with the offer and sale of the Securities) on terms and conditions more favourable to another purchaser, the terms and conditions of the unit offering shall be adjusted to reflect the more favourable terms. The exchange feature was determined by the Company to be freestanding financial instrument and also to be a liability within the scope of ASC 480 Distinguishing Liabilities from Equity since there is an inverse relationship between the stock price of the Company and the Company’s obligation. On November 9, 2010, December 8, 2010 and December 31, 2010, the Company evaluated the fair value of the exchange feature based on the probability of closing another financing within six months and the fair value of the number of incremental shares and warrants to be issued at a lower estimated issue price for units. The probability of closing another financing in the next six months on November 9, 2010 and December 8, 2010 was estimated to be 50% and on December 31, 2010 was estimated to be 100%.

The fair value of the Company’s common stock is determined by the closing price on the valuation date and the fair value of the warrants is determined using a binomial option valuation model. Key assumptions for the binomial option valuation were as follows:

November 9, 2010 Offering
Valuation Date	Nov. 9, 2010	Nov. 9, 2010 — lower estimated strike price	Dec. 31, 2010	Dec. 31, 2010 — lower estimated strike price
Strike Price — second year	$0.65	$0.63	$0.65	$0.36
Strike Price — first year	$0.55	$0.54	$0.55	$0.30
Closing market price	$0.39	$0.39	$0.22	$0.22
Volatility	135.72%	135.72%	113.47%	113.47%
Time to expiration	2 years	2 years	1.83 years	1.83 years
Risk free rate	0.46%	0.46%	0.61%	0.61%
Dividend yield	0%	0%	0%	0%

December 8, 2010 Offering
Valuation Date	Dec. 8, 2010	Dec. 8, 2010 — lower estimated strike price	Dec. 31, 2010	Dec. 31, 2010 — lower estimated strike price
Strike Price — second year	$0.65	$0.39	$0.65	$0.36
Strike Price — first year	$0.55	$0.33	$0.55	$0.30
Closing market price	$0.24	$0.24	$0.22	$0.22
Volatility	132.07%	132.07%	117.03%	117.03%
Time to expiration	2 years	2 years	1.92 years	1.92 years
Risk free rate	0.63%	0.63%	0.61%	0.61%
Dividend yield	0%	0%	0%	0%

On December 31, 2010, an exchange feature liability of $453,861 is recorded for the unit offering in these consolidated financial statements.

NOTE 13 — STOCK OPTIONS AND WARRANT GRANTS

On April 15, 2010 the Board of Directors granted an aggregate award of 900,000 stock options to one executive officer and director and one director. The options vest over a period of three years with an exercise price of $0.65 (fair market value of the Company’s common stock as of the date of grant) with expiry five years from the date of award. The total stock option expense for the April 15, 2010 grant is $372,761 and will be expensed on a straight line basis over the vesting term of the award, as per the terms of the option agreements, as follows:

DATE	Stock Option Expense
April 15, 2011	$124,254
April 15, 2012	$124,254
April 15, 2013	$124,253

A total of $93,189 for stock based compensation has been recorded for the year ended December 31, 2010. During fiscal year 2009 no stock options or warrants were granted.

A summary of option transactions, including those granted pursuant to the terms of certain employment and other agreements is as follows:

DETAILS	Stock Purchase Options	Weighted Average Exercise Price
OUTSTANDING, JANUARY 1, 2009	6,120,000	$0.65
Expired	(1,600,000)	($0.50)
Exercised	(850,000)	($0.50)

OUTSTANDING, JANUARY 1, 2010	3,670,000	$0.76
Granted	900,000	$0.65
Expired	(1,765,000)	($0.97)
OUTSTANDING, DECEMBER 31, 2010	3,600,000	$0.68

At December 31, 2010, the outstanding options have a weighted average remaining life of 23 months. All options issued prior to 2010 have vested, and the April 15, 2010 options vest over a period of three years, in three equal parts each year.

The weighted average fair value of options granted during 2010 was $0.41 and was estimated using the Black-Scholes option-pricing model, using the following assumptions:

	2010
Expected volatility	117%
Risk-free interest Rate	1.08%
Expected life	4	yrs

2010
Dividend yield	0.00%
Forfeiture rate	0.00%

The Black-Scholes options-pricing model used by the Company to calculate options and warrant values, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock purchase options and warrants. The model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

At December 31, 2010, the Company had outstanding options as follows:

Number Of Options	Exercise Price	Expiration Date
100,000	$0.71	February 6,2011
100,000	$1.00	February 6,2011
2,150,000	$0.71	February 16, 2012
100,000	$1.00	February 8, 2013
250,000	$0.27	August 6, 2013
900,000	$0.65	April 15, 2015
3,600,000

Warrants issued in connection with various private placements of equity securities, are treated as a cost of capital and no income statement recognition is required. A summary of warrant transactions is as follows:

DETAILS	Warrant Shares	Weighted Average Exercise Price
OUTSTANDING, JANUARY 1, 2010	—	$—
Granted	1,545,000	$0.65
Exercised	—	$—
Expired	—	$—
OUTSTANDING, DECEMBER 31, 2010	1,545,000	$0.65

Effective November 9, 2010 and December 8, 2010, the Company closed on its first tranche and second tranche of a unit offering in the amount of $300,000 per tranche for gross proceeds of $600,000 whereby the Company issued 1,500,000 units. The unit offering is for up to $5 million. The units are in the form of shares of the Company’s common stock, par value $0.001 at $0.40 per share plus for each share of Common Stock subscribed to under the unit offer the investor will receive one warrant exercisable for of issuance, the exercise price will be $0.55; if an Investor Warrant is exercised between the first and second years from issuance, the exercise price will be $0.65. All investor warrants as issued will be subject to adjustment in all respects in the event of a stock split or similar adjustment by the Company. A commission of 4% of the gross proceeds was paid and 7.5 units for every $100 of the gross proceeds raised are payable for brokers fees.

NOTE 14 — RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010 transactions with related parties included $6,134,024 related to conversion of convertible debentures including interest of $634,024 thereon into common stock; $1,032,849 related to inducement on early conversion of convertible debentures; the repayment of $511,342 principal and interest on promissory note and $144,967 for various services in addition to salaries and reimbursement of business expenses. During the year ended December 31, 2009 the Company paid shareholders and their affiliates $238,750 for various services, principal and interest on promissory notes and fees rendered in addition to salaries and reimbursement of business expenses. All transactions are recorded at the exchange amounts. Any one transaction or combination attributed to one individual or entity exceeding $120,000 on an annual basis has been disclosed as follows:

NOTE PAYABLE TO RELATED PARTY

The information required by this item is included in Note 7 to the consolidated financial statements.

CONVERTIBLE DEBENTURE ISSUED TO RELATED PARTY

On August 28, 2009, the Company completed a transaction whereby it issued $1.6 million of 9% convertible debentures to six accredited investors. A shareholder who was also a director of the Company participated in the August convertible debenture offering with a principal investment of $500,000.

Effective March 25, 2010, the November 2008 and the August 2009 debenture holders agreed to convert all outstanding convertible debentures as per the terms of the respective debenture agreements. The early conversion of the debentures was a condition precedent to the Company’s wholly-owned subsidiary ESWC entering into a new credit facility with a chartered commercial bank. A total of $5,500,000 in principal and $634,024 of accrued interest due to related parties was converted into 23,489,494 shares of restricted common stock.

As part of the agreement to convert all existing convertible debentures, the Company was committed to pay a premium as an inducement to convert all debentures. The premium is payable to all converting debenture holders and was subject to a positive fairness opinion, approval by a Fairness Committee consisting of independent Directors of the Company’s Board of Directors and an increase in the share capital of the Company. The premium consists of 4,375,668 shares of common stock. As the Company did not have sufficient authorised shares as of the date of conversion of the debentures to fulfill the premium, the premium has been recorded as an advance share purchase agreement at a fair market value of $2,909,872 as at March 31, 2010. The agreement is without interest, subordinated to the bank’s position and payable in a fixed number of common shares of the Company upon increase in the authorized share capital of the Company.

Up to October 14, 2010, the Company did not have sufficient authorized and unissued shares to fulfill the advance share subscription. Under these conditions, FASB ASC Subtopic 815-40, Contracts in Entity’s Own Equity, precludes equity classification of this obligation. As such, the advance share subscription was classified as a liability and periodically marked to market. The fair value of the obligation was determined to be $1,662,753 and $2,909,872 at October 14, 2010 and March 31, 2010, respectively. The fair value of the obligation was determined by the cash settlement value at the end of each period based on the closing price of the Company’s common stock. The decrease in fair value of this liability of $1,247,119 was recorded as a mark to market adjustment on advance share subscription in the consolidated statement of operations and comprehensive loss. Of the total amount $784,965 (fair market value of 2,065,697 shares of common stock) was attributed to related parties.

Effective November 30, 2010, the Company issued an aggregate of 4,375,668 restricted shares of common stock to thirteen (13) prior debenture holders in connection with the early conversion of their debentures. Of these shares of common stock, 2,065,697 shares were issued to related parties.

As of December 31, 2010, principal and interest on total convertible debentures due to related parties was $0. As of December 31, 2009, the principal amount of convertible debentures, net of accretion, due to related party amounted to $5,428,443 with a corresponding accrued interest of $540,128, and debt discount of $71,557.

CONTRACTS AND AGREEMENTS

Mr. Nitin Amersey who is a director of the Company is listed as a control person with the Securities and Exchange Commission of Bay City Transfer Agency Registrar Inc. the Company’s transfer agent. He has no ownership equity in Bay City Transfer Agency Registrar Inc. nor is he an officer or a director of Bay City Transfer Agency Registrar Inc. For the years ended December 31, 2010 and 2009, the Company paid Bay City Transfer Agency Registrar Inc. $7,363 and $1,683, respectively.

For the year ended December 31, 2010, Mr. Nitin Amersey received $25,500 for consulting services to the Company. In 2009 Mr. Amersey did not provide any services to the Company.

Mr. Peter Bloch who is a director of the Company provided consulting services to the Company. For the year ended December 31, 2010, the Company paid Mr. Bloch $112,104 for consulting services. In 2009 Mr. Bloch did not provide any services to the Company.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

LEASES

Effective November 24, 2004, the Company’s wholly-owned subsidiary, ESWA, entered into a lease agreement for approximately 40,220 square feet of leasehold space at 2 Bethlehem Pike Industrial Center, Montgomery Township, Pennsylvania. The leasehold space houses the Company’s research and development facilities. The lease commenced on January 15, 2005 and expired January 31, 2010. Effective October 16, 2009, the Company’s wholly-owned subsidiary ESW America, Inc. entered into a lease renewal agreement with Nappen & Associates for the leasehold property at Pennsylvania. There were no modifications to the original economic terms of the lease under the lease renewal agreement. Under the terms of the lease renewal, the lease term will now expire February 28, 2013.

Effective December 20, 2004, the Company’s wholly-owned subsidiary, ESWC, entered into an offer to lease agreement for approximately 50,000 square feet of leasehold space in Concord, Ontario, Canada. The leasehold space houses the Company’s executive offices and a high volume manufacturing plant. The possession of the leasehold space took place on May 24, 2005 and the term of the lease was extended to September 30, 2010. ESWC renewed its lease agreement at the current property for an additional five year term. The renewed lease period commenced on October 1, 2010 and ends on September 30, 2015.

The following is a summary of the minimum annual lease payments, for both leases.

YEAR
2011	$460,801
2012	460,801
2013	312,520
2014	289,986
2015	217,489
$1,741,597

LEGAL MATTERS

From time to time, the Company may be involved in a variety of claims, suits, investigations and proceedings arising from the ordinary course of our business, breach of contract claims, labor and employment claims, tax and other matters. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, ESW believes that the resolution of current pending matters will not have a material adverse effect on its business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, litigation can have an adverse impact on ESW because of legal costs, diversion of management resources and other factors. In addition, it is possible that an unfavourable resolution of one or more such proceedings could in the future materially and adversely affect ESW’s financial position, results of operations or cash flows in a particular period.

CAPITAL LEASE OBLIGATION

The Company is committed to the following lease payments in connection with the acquisition of equipment under capital leases:

YEAR
2011	$4,385
2012	1,047
TOTAL	5,432
Less imputed interest	(390)
Total obligation under capital lease	5,042
Less current portion	(3,552)
TOTAL LONG-TERM PORTION	$1,490

The Company incurred $2,374 and $6,354 of interest expense on capital lease obligation for the years ended December 31, 2010 and 2009, respectively.

NOTE 16 — LOSS PER SHARE

Potential common shares of 3,600,000 related to ESW’s outstanding stock options and 1,500,000 shares related to ESW’s outstanding warrants were excluded from the computation of diluted loss per share for the year ended December 31, 2010. Potential common shares of 3,670,000 related to ESW’s outstanding stock options and potential common shares of 42,583,901 related to the 2008 and 2009 convertible debentures were excluded from the computation of diluted loss per share for the year ended December 31, 2009.

The reconciliation of the number of shares used to calculate the diluted loss per share is calculated as follows:

	For the Year ended December 31,
	2010	2009
NUMERATOR
Net loss for the year	$(9,447,641)	$(5,936,952)
Interest on long term debt	183,858	870,632
Amortization of deferred costs	117,131	19,912
Long term debt accretion	768,981	27,019
Inducement premium	2,909,872	—
Mark to market adjustment on advance share subscription	(1,247,119)	—
Change in fair value of exchange feature liability	2,021,213	—
Interest on note payable to related party	11,342	—
	$(4,664,363)	$(5,019,389)
DENOMINATOR
Weighted average number of shares outstanding	112,793,477	73,416,317
Dilutive effect of :
Stock options	—	—
Warrants	—	—
Convertible debentures	—	—
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	112,793,477	73,416,317

NOTE 17 — COMPARATIVE FIGURES

Certain 2009 figures have been reclassified to conform to the current financial statement presentation.

NOTE 18 — SUBSEQUENT EVENTS

AMENDED BYLAWS

Effective January 25, 2011 by written action and vote of Sedam Limited, Bengt Odner, Black Family 1997 Trust, Leon D. Black, Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, John Hannan, Orchard Investments LLC and Richard Ressler (the “Majority Shareholders”) representing 66,134,887 shares of the Company’s common stock, a majority or 51.08% of the outstanding shares based upon the Company’s certified list of shareholders, pursuant to Title XXXVI, Chapter 607, Section 607.0704 of the Florida Statutes and the Company’s Bylaws, Article II Section 5 of the Company’s Bylaws was amended so that the Company shall have a minimum of one (1) director but no more than eleven (11) directors. The amendment to the Bylaws increases the maximum number of directors the Company is permitted from seven (7) to eleven (11).

WAIVER OF LOAN COVENANTS

Effective February 4, 2011, the Company’s wholly owned subsidiary, ESWC, received a fourth waiver of certain financial covenants under its Credit Agreement with CIBC. Without the waiver, the Company’s subsidiary would not be in compliance with the current ratio and effective tangible net worth covenants as set forth in the Credit Agreement. The fourth waiver provided by CIBC extends the waiver period from January 31, 2011 through February 14, 2011 and also provides for a fee payable to CIBC for the extension as well as requiring the elimination of any margin deficit by February 14, 2011. In the event the Company and its subsidiary, ESWC, fail to comply with the terms of the waiver and meet the current ratio and effective tangible net worth covenants prior to the end of the waiver period, same will constitute an event of default as set forth in the Credit Agreement unless a further waiver or modification to the Credit Agreement can be obtained.

LOAN AGREEMENTS

On February 17, 2011, the Company entered into certain note subscription agreements and issued unsecured subordinated promissory notes (collectively, the “Loan Agreements”) with Orchard Investments, LLC; Black Family 1997 Trust; Leon D. Black Trust UAD 11/30/92 FBO Alexander Black; Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black; Leon D. Black Trust UAD 11/30/92 FBO Joshua Black; Leon D. Black Trust UAD 11/30/92 FBO Victoria Black; Leon D. Black; John J. Hannan and Richard Ressler (each individually a “Subordinated Lender” or “Holder” and collectively the “Subordinated Lenders” or “Holders”) who are current shareholders and may be deemed affiliates of certain members of the Board of Directors of the Company. The Loan Agreements were approved by the independent directors of the Company. Pursuant to the Loan Agreements, the Subordinated Lenders agreed to make, and made, loans to the Company in the principal aggregate amount of $3 million (the “Loan”), subject to the terms and conditions set forth in the Loan Agreements and represented by unsecured subordinated promissory notes (the “Notes”), dated February 17, 2011.

Proceeds of the Loan, along with available cash, will be used to fund working capital, planned capital investments and other general corporate purposes. With the proceeds of the Loan, the Company and its subsidiaries will be in compliance with covenant obligations under the Credit Agreement with CIBC for which the Company and its subsidiaries had previously obtained waivers of covenant obligations that expired February 14, 2011.

The Notes provide that the Loan bears interest at a rate of 10% per annum, payable in-kind on a monthly basis commencing March 17, 2011, up to the date on which the Note has been paid in full. The maturity date of the Loan is the earlier of: (i) the consummation of a rights offering of the Company’s common stock, par value $.001 per share (the “Common Stock”) registered under the Securities Act of 1933, as Amended (the “Act”), at a sale price of $0.12 per share (as adjusted for any stock split, stock dividend or other similar adjustment) pursuant to which the Company plans to offer rights to purchase approximately $6.5 million in shares of Common Stock, which is expected to raise at least an incremental $3.5 million of cash for the Company and will also permit all Subordinated Lenders to exchange their Notes (and the other Notes paid in-kind for the payment of interest under the Notes) for shares of Common Stock at such price per share (with such offering referred to as the “Qualified Offering”) or (ii) June 17, 2011 (the “Outside Date”). The Qualified Offering has also been approved by the independent directors of the Company. There can be no assurance, however, that the Company will successfully complete the Qualified Offering on or prior to the Outside Date or thereafter.

In the event the Qualified Offering does not take place on or before the Outside Date, then the Subordinated Lenders at their sole option may require the Company to refrain from making any and all payments on any of the outstanding principal and accrued interest outstanding under the Notes. However the Company will not be prohibited from paying any accrued interest in-kind through the issuance of substantially similar notes, at any time. The Holders at their sole option may extend the Outside Date.

In the event the Qualified Offering closes on or prior to the Outside Date and for any reason a Holder shall have failed to have exchanged in the Qualified Offering any and all principal or accrued interest outstanding under its Notes and such Holder wishes to exchange his or her Note for Common Stock at a price of $0.12 per share (as adjusted for any stock split, stock dividend or other similar adjustment), then the Company has agreed to offer such Holder the immediate right to purchase additional shares of Common Stock at such price, so that all principal and accrued interest outstanding under the Notes shall have been exchanged for shares of Common Stock at such price.

In the event the Qualified Offering closes on or prior to the Maturity Date and, for any reason, certain Holders (the “Qualified Holders”) collectively shall have failed to have invested at least $1 million in the Qualified Offering or pursuant to exchange of their Notes and the Qualified Holders wish to invest the balance of such $1 million aggregate amount to purchase Common Stock at a price of $0.12 per share (as adjusted for any stock split, stock dividend or other similar adjustment), then the Company will be required to offer to the Qualified Holders the immediate right to invest the balance of such investment amount to purchase additional shares of Common Stock at such price, so that in the aggregate, the Qualified Holders shall collectively invested such $1 million amount.

Concurrent with entering into the Loan Agreements and issuance of the Notes, CIBC, the Company and its subsidiaries; and the Subordinated Lenders entered into a Postponement and Subordination Agreement (the “Subordination Agreement”) whereby the Subordinated Lenders agreed that the obligations of the Company and its subsidiaries under the Notes as issued would be subordinate to the obligations of the Company and its subsidiaries under the Credit Agreement.

As previously reported, pursuant to securities subscription agreements entered into by the Company on or about March 23, 2010, the Company issued $3 million of 9% convertible debentures to five (5) accredited investors which have since been converted into 6 million shares of the Company’s Common Stock. Additionally, on November 9, 2010 and December 8, 2010, the Company completed an offering in the aggregate gross proceeds of $600,000 to one (1) accredited investor whereby it issued units comprised of 1.5 million shares of common stock and a like number of warrants to purchase 1 share of Common Stock (collectively the “Prior Subscription Agreements”). The investors under the Prior Subscription Agreements will receive an approximate aggregate of 22,500,000 additional shares of Common Stock in conjunction with certain rights under the Prior Subscription Agreements in the event the Qualified Offering closes.

CHANGES IN EXECUTIVE OFFICERS

Effective March 9, 2011, the Company and David J. Johnson, entered into an Employment Separation and General Release Agreement (the “Agreement”), whereby Mr. Johnson resigned as President and Chief Executive Officer of the Company as well as all of its subsidiaries wherein he served as an executive officer. Additionally, Mr. Johnson resigned from the Company’s Board of Directors as well from the Board of Directors of each of the Company’s wholly owned subsidiaries wherein he served. Mr. Johnson resigned without any disputes or disagreements with the Company or any of its subsidiaries. Under the terms of the Agreement, Mr. Johnson will receive a severance payment based upon his regular salary of $360,000 per annum as prorated. The severance payments will be made on a quarterly basis for the remainder of the calendar year. Mr. Johnson will also continue to receive customary medical benefits and a car allowance of $1,000 a month for the remainder of the calendar year.

Concurrent to entering into the Agreement, the Company and Mr. Johnson entered into a Consultancy Agreement for the remainder of the calendar year whereby Mr. Johnson will receive compensation on a per diem basis when engaged by the Company per the agreement. Additionally, Mr. Johnson was also awarded options as part of the Consultancy Agreement.

Effective March 11, 2011, Mr. Stefan Boekamp, resigned on mutually agreeable terms from his position as Vice President of Operations of the Company. Mr. Boekamp resigned without any disputes or disagreements with the Company or any of its subsidiaries.

Effective March 9, 2011, Mr. Praveen Nair, the Company’s Chief Accounting Officer was promoted to the position of Chief Financial Officer of the Company. Mr. Nair will receive an annual salary of $150,000 Canadian. The Company and Mr. Nair intend to enter into a new employment agreement in the near future with terms similar to those set forth in Mr. Nair’s prior employment agreement with the Company.

Effective March 9, 2011, Mr. Frank Haas was appointed the Company’s Chief Technology Officer and Chief Regulatory Officer. Mr. Haas will receive an annual salary of $160,000 Canadian and will receive an incentive compensation for each of the first two achieved verification/certifications of certain of the Company’s products within the first year of his appointment.

Effective March 9, 2011, Mr. Virendra Kumar was appointed Vice President of Operations of the Company. Mr. Kumar will receive an annual salary of $150,000. Mr. Kumar has been General Manager of ESWA, Inc. since 2010 and is responsible for the overall operations related to Air Testing Services.

ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS

	(Unaudited) March 31, 2011	December 31, 2010
ASSETS
Current Assets
Cash and cash equivalents (Note 4)	$956,337	$13,328
Accounts receivable, net of allowance for doubtful accounts of $0 (2010 — $70,028) (Note 2)	1,241,213	2,279,149
Inventory, net of reserve of $100,623 (2010 — 0) (Note 5)	3,514,465	4,414,518
Prepaid expenses and sundry assets	307,630	261,176
Total current assets	6,019,645	6,968,171
Property, plant and equipment under construction (Note 6)	78,807	185,542
Property, plant and equipment, net of accumulated depreciation of $6,044,872 (2010 — $5,765,164) (Note 6)	1,836,992	1,931,373
Internal use software under development (Note 2)	129,603	126,340
Patents and trademarks, net of accumulated amortization of $2,131,423 (2010 — $2,115,091) (Note 2)	—	16,145
	$8,065,047	$9,227,571
LIABILITIES AND STOCKHOLDERS’ EQUITY / (DEFICIT)
Current Liabilities
Bank loan (Note 8)	$1,636,444	$3,424,889
Accounts payable	2,040,120	2,495,070
Accrued liabilities (Note 15)	880,369	512,964
Exchange feature liability (Note 10 and 12)	2,712,600	2,133,862
Notes payable to related party, net of debt discount (Note 7) of $1,950,000 (2010 — $0)	1,050,00	—
Convertible derivative liability (Note 7)	2,148,656	—
Customer deposits	3,794	29,322
Redeemable class A special shares (Note 9)	453,900	453,900
Current portion of capital lease obligation (Note 15)	1,806	3,552
Total current liabilities	10,927,689	9,053,559
Long-term liabilities
Capital lease obligation (Note 15)	1,319	1,490
Total long-term liabilities	1,319	1,490
Total liabilities	10,929,008	9,055,049
Commitments and Contingencies (Note 15)
Stockholders’ Equity / (Deficit) (Notes 12 and 13)
Common stock, $0.001 par value, 250,000,000 (2010 — 250,000,000) shares authorized; 129,463,767 shares issued and outstanding (2010 — 129,463,767)	129,463	129,463
Additional paid-in capital	43,593,417	43,567,531
Accumulated other comprehensive income	518,813	446,549
Accumulated deficit	(47,105,653)	(43,971,021)
Total stockholders’ equity / (deficit)	(2,863,960)	172,522
	$8,065,047	$9,227,571

The accompanying notes are an integral part of these consolidated condensed financial statements.

ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
FOR THE THREE MONTH PERIOD ENDED MARCH 31,
(UNAUDITED)

	2011	2010
Revenue
Net sales	$2,045,737	$2,248,596
Cost of sales	2,092,081	1,510,490
Gross (loss) / profit	(46,344)	738,106
Operating expenses
Marketing, office and general costs	1,051,753	995,802
Restructuring charges (Note 15)	518,809	—
Research and development costs	183,626	125,314
Officers’ compensation and directors’ fees	211,644	198,357
Consulting and professional fees	27,102	105,975
Foreign exchange loss	60,126	56,223
Depreciation and amortization	120,350	262,845
	2,173,410	1,744,516
Loss from operations	(2,219,754)	(1,006,410)

Interest on long-term debt	—	(183,858)
Amortization of deferred costs	—	(117,131)
Long-term debt accretion	—	(768,981)
Inducement premium	—	(2,909,872)
Change in fair value of exchange feature liability	(578,739)	—
Interest on notes payable to related party	(34,521)	(11,342)
Interest accretion expense	(1,050,000)	—
Financing charge on embedded derivative liability	(485,101)	—
Gain on convertible derivative	1,336,445	—
Bank fees related to credit facility covenant waivers	(106,512)	—
Gain on disposal of property and equipment	3,550	—
Interest income	—	35
Net loss	(3,134,632)	(4,997,559)
Other comprehensive income:
Foreign currency translation of Canadian subsidiaries	72,264	103,865
Net comprehensive loss	$(3,062,368)	$(4,893,694)
Net loss per share (basic and diluted) (Note 16)	$(0.02)	$(0.06)
Weighted average number of shares outstanding (basic and diluted) (Note 16)	129,463,767	77,694,404

The accompanying notes are an integral part of these consolidated condensed financial statements.

ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(DEFICIT)
AND COMPREHENSIVE INCOME FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011
(UNAUDITED)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance, January 1, 2010	73,823,851	73,822	26,083,635	425,383	(34,523,380)	(7,940,540)
Net loss	—	—	—	—	(9,447,641)	(9,447,641)
Stock-based compensation	—	—	93,189	—	—	93,189
Common stock issued from share subscription	1,500,000	1,500	598,500	—	—	600,000
Broker fees related to share subscription	—	—	(24,000)	—	—	(24,000)
Fair value of exchange feature liability	—	—	(112,649)	—	—	(112,649)
Inducement on conversion of debentures with related party	4,375,668	4,376	1,658,377	—	—	1,662,753
Common stock issued on conversion of debentures	49,764,248	49,765	14,730,479	—	—	14,780,244
Intrinsic value of beneficial conversion feature of convertible debentures	—	—	540,000	—	—	540,000
Foreign currency translation of Canadian subsidiaries	—	—	—	21,166	—	21,166
Balance, January 1, 2011	129,463,767	$129,463	$43,567,531	$446,549	$(43,971,021)	$172,522
Net loss	—	—	—	—	(3,134,632)	(3,134,632)
Stock-based compensation	—	—	25,886	—	—	25,886
Foreign currency translation of Canadian subsidiaries	—	—	—	72,264	—	72,264
Balance, March 31, 2011	129,463,767	$129,463	$43,593,417	$518,813	$(47,105,653)	$(2,863,960)

The accompanying notes are an integral part of these consolidated condensed financial statements.

ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31,
(UNAUDITED)

	2011	2010
Net loss	$(3,134,632)	$(4,997,559)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest accretion expense	1,050,000	—
Change in fair value of exchange feature liability	578,739	—
Financing charge on embedded derivative liability	485,101	—
Depreciation of property, plant and equipment	206,824	281,492
Loss on disposal of inventory	124,972	—
Interest on notes payable to related party	34,521	—
Stock-based compensation	25,886	—
Amortization of patents and trademarks	16,145	53,414
Inducement premium	—	2,909,872
Long-term debt accretion	—	768,981
Interest on long-term debt	—	183,858
Amortization of deferred costs	—	36,506
Provision for doubtful accounts	—	3,242
Gain on disposal of property, plant and equipment	(3,450)	—
Gain on convertible derivative	(1,336,445)	—
	1,182,293	4,237,365
Increase (decrease) in cash flows from operating activities resulting from changes in:
Accounts receivable	1,101,029	(464,671)
Inventory	839,762	(910,526)
Prepaid expenses and sundry assets	(91,199)	(15,322)
Accounts payable and accrued liabilities	(99,301)	615,258
Customer deposits	(25,528)	4,770
	1,724,763	(770,491)
Net cash used in operating activities	(227,576)	(1,530,685)
Investing activities:
Proceeds from sale of property and equipment	3,450	—
Acquisition of property, plant and equipment	(93,144)	(81,096)
Reduction in property, plant and equipment under construction	105,423	—
Addition to property, plant and equipment under construction	—	(19,902)
Net cash used in investing activities	15,729	(100,998)
Financing activities:
Proceeds from convertible debentures placement	—	3,000,000
Repayment of bank loan	(1,823,319)	(720,510)
Notes payable to related party	3,000,000	—
Repayment of notes payable to related party	—	(500,000)
Repayment of capital lease obligation	(1,956)	(3,668)
Net cash provided by financing activities	1,174,725	1,775,822
Net decrease in cash and equivalents	962,878	144,139
Foreign exchange loss (gain) on foreign operations	(19,869)	172,277
Cash and cash equivalents, beginning of year	13,328	632,604
Cash and cash equivalents, end of year	$956,337	$949,021
Supplemental disclosures:
Cash interest paid	$—	$11,844
Other non-cash conversion of debentures and related interest	$—	$14,780,243

The accompanying notes are an integral part of these consolidated condensed financial statements.

NOTE 1 — NATURE OF BUSINESS AND BASIS OF PRESENTATION

Environmental Solutions Worldwide, Inc. (the “Company” or “ESW”) through its wholly owned subsidiaries is engaged in the design, development, manufacturing and sales of environmental technologies and testing services with its primary focus on the international on-road and off-road diesel retrofit market. ESW currently manufactures and markets a line of catalytic emission control and enabling technologies for a number of applications.

The unaudited consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplates continuation of the Company as a going concern.

The Company has sustained recurring operating losses. As of March 31, 2011, the Company had an accumulated deficit of $47,105,653 and cash and cash equivalents of $956,337. Net cash used in operating activities for the three month period ended March 31, 2011 amounted to $227,576 as compared to $1,530,685 for the three month period ended March 31, 2010. There is no assurance that the Company will be successful in achieving sufficient cash flow from operations in the near future and there can be no assurance that it will either achieve or maintain profitability in the future. As a result, there is substantial doubt regarding the Company’s ability to continue as a going concern. The Company will require additional financing to fund its continuing operations. The Company is seeking additional funds by way of equity and debt financing. The Company’s ability to continue as a going concern is dependent on obtaining additional financing and achieving and maintaining a profitable level of operations. The outcome of these matters cannot be predicted at this time.

On February 17, 2011, the Company raised $3 million through the issuance of unsecured subordinated promissory notes (“the Notes”) to current shareholders and deemed affiliates of certain members of the board of directors of the Company. Proceeds of the Notes were targeted at funding working capital, planned capital investments and other general corporate purposes. With the proceeds of the Notes, the Company and its subsidiaries are in compliance with covenant obligations under the Demand Credit Agreement with the Canadian Imperial Bank of Commerce (“CIBC”) dated March 10, 2010 for which the Company and its subsidiaries had previously obtained waivers of covenant obligations through to February 15, 2011.

On May 3, 2011, the Company raised an additional $1 million through the issuance of unsecured subordinated promissory notes (“Bridge Loan”), which were effective as April 27, 2011, to current shareholders and deemed affiliates of certain members of the board of directors of the Company. Proceeds of the Bridge Loan, along with available cash, are targeted at funding the Company’s working capital.

Effective May 10, 2011, the Company entered into an Investment Agreement with current shareholders and subordinated lenders under unsecured promissory notes (“the Bridge Lenders”) in the aggregate amount of $4.0 million. As per the Investment Agreement, the Bridge Lenders have agreed to provide a backstop commitment (“Backstop Commitment”) to a rights offering targeted by the Company to raise up to $8 million (“the Qualified Offering”). Under the Backstop Commitment, the Bridge Lenders agree to purchase any shares offered in the Qualified Offering that are not purchased by the Company’s shareholders of record, who are entitled to participate in the rights offering, after giving effect to any oversubscriptions. The Backstop Commitment will result in the Bridge Lenders purchasing up to 29,166,667 shares of Common Stock from the Company at a subscription price of $0.12 per share of Common Stock for a total purchase price of $3.5 million. The Company will also permit all Subordinated Lenders to exchange their Notes or Bridge Loan and any accrued interest thereon for shares of Common Stock under the Qualified Offering. The offering is expected to be completed by June 17, 2011.

These unaudited consolidated condensed financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. All adjustments considered necessary for fair presentation and of a normal recurring nature have been included in these consolidated condensed financial statements.

These statements have not been audited and should be read in conjunction with the consolidated financial statements and the notes thereto included in ESW’s Annual Report on Form 10-K, as filed with the United States Securities and Exchange Commission for the year ended December 31, 2010. The methods and policies set forth in the year-end audited consolidated financial statements are followed in these interim consolidated condensed financial statements.

All adjustments considered necessary for fair presentation and of a normal recurring nature have been included in these interim consolidated condensed financial statements. Revenues and operating results for the three month period ended March 31, 2011 are not necessarily indicative of the results to be expected for the full year.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, ESW America Inc. (“ESWA”), ESW Technologies Inc. (“ESWT”), ESW Canada Inc. (“ESWC”) and BBL Technologies Inc. (“BBL”). All inter-company transactions and balances have been eliminated on consolidation. Amounts in the consolidated financial statements are expressed in US dollars.

ESTIMATES

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates. Significant estimates include amounts for inventory valuation, impairment of property plant and equipment and intangible assets, share based compensation, redeemable class A special shares, valuation of the warrants, the exchange feature liability, and the convertible derivative liability, accrued liabilities and accounts receivable exposures.

CONCENTRATIONS OF CREDIT RISK

The Company’s cash balances are maintained in various banks in Canada and the United States. Deposits held in banks in the United States are insured up to $250,000 per depositor for each bank by the Federal Deposit Insurance Corporation. Deposits held in banks in Canada are insured up to $100,000 Canadian per depositor for each bank by The Canada Deposit Insurance Corporation a federal Crown corporation. Actual balances at times may exceed these limits.

Accounts Receivable and Concentrations of Credit Risk: The Company performs on-going credit evaluations of its customers’ financial condition and generally does not require collateral from its customers. Four of its customers accounted for 29%, 23%, 17% and 16%, respectively, of the Company’s revenue during the three month period ended March 31, 2011 and 28%, 21%, and 19%, respectively, of its accounts receivable as of March 31, 2011. Three of its customers accounted for 21%, 19%, and 13% respectively, of the Company’s revenue in the fiscal year 2010 and 48%, 21%, and 13% respectively, of its accounts receivable as of December 31, 2010.

As at March 31, 2011, the Company believes that there are no uncollectible accounts and accordingly has not recorded an allowance.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated credit risk by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is estimated and recorded based on management’s assessment of the credit history with the customer and current relationships with them. On this basis management has determined that an allowance for doubtful accounts of $0 and $70,028 was appropriate as of March 31, 2011 and 2010, respectively.

INVENTORY

Inventory is stated at the lower of cost or market determined using the first-in first-out method. Inventory is periodically reviewed for use and obsolescence, and adjusted as necessary. Inventory consists of raw materials, work in progress and finished goods.

PROPERTY, PLANT AND EQUIPMENT UNDER CONSTRUCTION

The Company capitalizes customized equipment built to be used in the future day to day operations at cost. Once complete and available for use, the cost for accounting purposes is transferred to property, plant and equipment, where normal depreciation rates apply.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, generally 5 to 7 years. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated discounted cash flow used in determining the fair value of the asset. ESW conducted a test for impairment as of December 31, 2010 and found no impairment.

INTERNAL-USE SOFTWARE

ESW capitalizes costs related to computer software obtained or developed for internal use. Software obtained for internal use is enterprise-level business and finance software that ESW is customizing to meet specific operational needs. Costs incurred in the development phase are capitalized and amortized over the useful life of the internal use software, which is generally from three to five years. Capitalized internal-use software development costs for a project which is not yet complete is included as Internal-use Software under Development in the consolidated balance sheet. Capitalization of such costs ceases at the point at which the project is substantially complete and ready for its intended purpose. Costs capitalized for the period ended March 31, 2011 and year ended December 31, 2010 were $129,603 and $126,340, respectively.

PATENTS AND TRADEMARKS

Patents and trademarks consist primarily of the costs incurred to acquire them from an independent third party. Accounting Standards Codification (“ASC”) Topic 350 requires intangible assets with a finite life be tested for impairment whenever events or circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated discounted cash flow used in determining the fair value of the asset. ESW conducted a test for impairment as of December 31, 2010 and found no impairment.

Patents and trademarks are being amortized on a straight-line basis over their estimated life of ten years. Amortization expense for the period ended March 31, 2011 and 2010 was $16,145 and $53,414 respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Included in the ASC Topic 820 framework is a three level valuation inputs hierarchy with Level 1 being inputs and transactions that can be effectively fully observed by market participants spanning to Level 3 where estimates are unobservable by market participants outside of the Company and must be estimated using assumptions developed by the Company. The Company discloses the lowest level input significant to each category of asset or liability valued within the scope of ASC Topic 820 and the valuation method as exchange, income or use. The Company uses inputs which are as observable as possible and the methods most applicable to the specific situation of each company or valued item.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, notes payable to related party, bank loan, redeemable Class A special shares and capital lease obligation approximate fair value because of the short-term nature of these items. Per ASC Topic 820 framework these are considered Level 2 inputs where estimates are unobservable by market participants outside of the Company and must be estimated using assumptions developed by the Company.

The advance share subscription was classified as a liability and periodically marked to market until October 14, 2010 (see Note 10). The fair value of the advance share subscription obligation was determined by the cash settlement value at the end of each period based on the closing price of the Company’s common stock and might be adversely affected by a change in the price of the Company’s common stock. Per ASC Topic 820 framework this was considered a Level 2 input.

The exchange feature liability and convertible derivative liability are classified as a liability and periodically marked to market. The fair value of the exchange feature liability and convertible derivative liability are determined by the cash settlement value at the end of each period based on the closing price of the Company’s common stock and might be adversely affected by a change in the price of the Company’s common stock. Per FAS 157 framework these are considered a Level 1 input.

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities.

REVENUE RECOGNITION

The Company derives revenue primarily from the sale of its catalytic products. In accordance with ASC Topic 605, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the amount is fixed or determinable, risk of ownership has passed to the customer and collection is reasonably assured.

The Company also derives revenue (less than 2.7% of total revenue during the three month period ended March 31, 2011 and 1.3% during the three month period ended March 31, 2010.) from providing air testing and environmental certification services. Revenues from these services are recognized upon performance.

RESEARCH AND DEVELOPMENT

The Company is engaged in research and development work. Research and development costs, are charged as operating expense of the Company as incurred. Any grant money received for research and development work is used to offset these expenditures. For the three month periods ended March 31, 2011 and 2010, the Company expensed $183,626 and $125,314 net of grant revenues, respectively, towards research and development costs. The expense excluding grant revenues used to offset research and development costs for the three month periods ended March 31, 2011 and 2010 amounted to $413,625 and $226,840 and grant money amounted to $229,999 and $101,526, respectively.

PRODUCT WARRANTIES

The Company provides for estimated warranty costs at the time of sale and accrues for specific items at the time their existence is known and the amounts are determinable. The Company estimates warranty costs using standard quantitative measures based on industry warranty claim experience and evaluation of specific customer warranty issues. The Company currently records warranty costs as 2% of revenue. As of March 31, 2011 and year ended December 31, 2010, $122,590 and $91,336, respectively, was accrued against warranty provision and included in accrued liabilities. For the three month periods ended March 31, 2011 and 2010, the total warranty, service, service travel and installation costs included in cost of sales was $78,886 and $49,001, respectively.

SEGMENTED REPORTING

ASC Topic 280 changed the way public companies report information about segments of their business in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers.

The Company also derives revenue (less than 2.7% of total revenue during the three month period ended March 31, 2011 and 1.3% during the three month period ended March 31, 2010) from providing air testing and environmental certification services. For the three month periods ended March 31, 2011 and 2010, all revenues were generated from the United States. During the three month periods ended March 31, 2011 and 2010, expenses incurred in the United States were cost of sales of $28,359 and $10,639, officers’ compensation and directors fees of $30,871 and $26,958, marketing, office and general costs of $228,677 and $241,584, consulting and professional fees of $5,538 and $16,717, depreciation and amortization of $82,360 and $96,116 and research and development of $129,422 and $136,444, respectively.

As of the period ended March 31, 2011 and the year ended 2010, $1,069,699 and $1,182,263, respectively, of property, plant and equipment, net of depreciation, is located at the air testing facility in Pennsylvania and all remaining long lived assets are located in Concord, Ontario.

NOTE 3 — RECENTLY ISSUED ACCOUNTING STANDARDS

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued Accounting Standards Update (“ASU” or “Update”) No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 improves disclosures originally required under SFAS No. 157. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2009, and for interim periods within those years. The adoption of the guidance did not have a material effect on the Company’s consolidated condensed financial position, results of operations, cash flows or related disclosures.

In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) — Accounting for Transfers of Financial Assets (“ASU 2009-16”). ASU 2009-16 amends the accounting for transfers of financials assets and will require more information about transfers of financial assets, including securitizations, and where entities have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, with early adoption not permitted. The adoption of the guidance did not have a material effect on the Company’s consolidated condensed financial position, results of operations, cash flows or related disclosures.

In October 2009, the FASB issued ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing (“ASU 2009-15”). ASU 2009-15 amends the accounting and reporting guidance for debt (and certain preferred stock) with specific conversion features or other options. ASU 2009-15 is effective for fiscal years beginning on or after December 15, 2009. The adoption of the guidance did not have a material effect on the Company’s consolidated condensed financial position, results of operations, cash flows or related disclosures.

In August 2010, the FASB issued ASU No. 2010-22, Accounting for Various Topics — Technical Corrections to SEC Paragraphs this update amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics. The adoption of this ASU had no effect on the Company’s consolidated condensed financial statements.

In August 2010, the FASB issued ASU No. 2010-21, Accounting for Technical Amendments to Various SEC Rules and Schedules. This updates various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The adoption of this ASU had no effect on the Company’s consolidated condensed financial statements.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition — Milestone Method. The objective of this Update is to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this ASU had no effect on the Company’s consolidated condensed financial statements.

In April 2010, the FASB issued ASU No. 2010-013, Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force. ASU 2010-13 addresses the classification of an employee share-based award with an exercise price denominated in the currency of a market in which the underlying equity security trades. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of this ASU had no effect on the Company’s consolidated condensed financial statements.

In October 2009, the FASB issued ASU No. 2009-13, Multiple Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force (“ASU 2009-13”) (codified within ASC Topic 605). ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The adoption of this ASU had no effect on the Company’s consolidated condensed financial statements.

NOTE 4 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and highly liquid investments purchased with an original or remaining maturity of 90 days or less at the date of purchase. At March 31, 2011 and December 31, 2010 all of the Company’s cash and cash equivalents consisted of cash.

NOTE 5 — INVENTORY

Inventory consists of:

Inventory	March 31, 2011	December 31, 2010
Raw materials	$1,516,848	$1,669,481
Work-in-process	2,070,702	2,737,545
Finished goods	27,538	7,492
Less:
Reserve for Obsolescence	100,623	—
TOTAL	$3,514,465	$4,414,518

As of March 31, 2011, the Company recorded a $100,623 (March 31, 2010, — $0) reserve for obsolescence related to contemplated sale of inventory that has been earmarked for sale at an amount lower than cost in order to recover cash.

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

Classification	March 31, 2011	December 31, 2010
Plant, machinery and equipment	$5,954,815	$5,790,507
Office equipment	392,896	384,902
Furniture and fixtures	467,493	461,817
Vehicles	18,450	18,288
Leasehold improvements	1,048,210	1,041,023
	7,881,864	7,696,537
Less: accumulated depreciation	(6,044,872)	(5,765,164)
	$1,836,992	$1,931,373

	March 31,
Depreciation Expense	2011	2010
Depreciation expense included in cost of sales	$76,191	$41,511
Depreciation expense included in operating expenses	104,204	209,427
Depreciation expense included in research and development costs	29,163	34,109
Total depreciation expense	$209,558	$285,047

At March 31, 2011 and December 31, 2010, the Company had $78,807 and $185,542, respectively, of customized equipment under construction.

The office equipment above includes $0 in assets under capital lease with a corresponding accumulated depreciation of $0 as of March 31, 2011. The office equipment above includes $19,784 in assets under capital lease with a corresponding accumulated depreciation of $16,615 for the three month period ended March 31, 2010.

The plant, machinery and equipment above include $39,343 and $37,939 in assets under capital lease with a corresponding accumulated depreciation of $30,165 and $25,723 as of March 31, 2011 and December 31, 2010, respectively.

NOTE 7 — NOTES PAYABLE TO RELATED PARTIES

On February 17, 2011, the Company entered into note subscription agreements (collectively, the “Loan Agreements”) with, and issued unsecured subordinated promissory notes to, Orchard Investments, LLC; Black Family 1997 Trust; Leon D. Black Trust UAD 11/30/92 FBO Alexander Black; Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black; Leon D. Black Trust UAD 11/30/92 FBO Joshua Black; Leon D. Black Trust UAD 11/30/92 FBO Victoria Black; Leon D. Black; John J. Hannan and Richard Ressler (each individually a “Subordinated Lender” or “Holder” and collectively the (“Subordinated Lenders” or “Holders”) who are current shareholders and deemed affiliates of certain members of the board of directors of the Company. The Loan Agreements were approved by the independent directors of the Company.

As per the Loan Agreements, the Subordinated Lenders made loans to the Company in the principal aggregate amount of $3 million, represented by unsecured subordinated promissory notes (the “Notes”), dated February 17, 2011. Proceeds of the Loan, along with available cash, will be used to fund working capital, planned capital investments and other general corporate purposes. With the proceeds of the Loan, the Company and its subsidiaries will be in compliance with covenant obligations under the Demand Credit Agreement (the “Credit Agreement”) with the Canadian Imperial Bank of Commerce (“CIBC”) dated March 10, 2010 for which the Company and subsidiaries had previously obtained waivers of covenant obligations that expired February 15, 2011.

The Notes bear interest at a rate of 10% per annum, payable in-kind on a monthly basis commencing March 17, 2011, up to the date on which the Note has been paid in full. The maturity date of the Loan is the earlier of: (i) the closing of a rights offering of the Company’s common stock, par value $.001 per share, at a sale price of $0.12 per share (adjusted for any stock split, stock dividend or other similar adjustment) pursuant to which the Company plans to offer rights to purchase approximately $8 million in shares of Common Stock (the “Qualified Offering”), and will also permit all Subordinated Lenders to exchange their Notes, accrued interest (and the any Notes that may be issued for payment of interest) for shares of Common Stock at $0.12 per share or (ii) June 17, 2011 (the “Outside Date”). The Qualified Offering has also been approved by the independent directors of the Company.

In the event the Qualified Offering does not take place on or before the Outside Date, then the Subordinated Lenders at their sole option, may require the Company to refrain from making any payments on any of the outstanding principal and accrued interest outstanding under the Notes; however, the Company will not be prohibited from paying any accrued interest in-kind through the issuance of substantially similar Notes, at any time. The Holders at their sole option may extend the Outside Date.

In the event the Qualified Offering closes on or prior to the Outside Date and for any reason a Holder shall have failed to have exchanged in the Qualified Offering the principal or accrued interest outstanding under its Notes and the Holder wishes to exchange his or her Note(s) for Common Stock at a price of $0.12 per share (adjusted for any stock split, stock dividend or other similar adjustment), then the Company has agreed to offer such Holder the immediate right to purchase additional shares of Common Stock at the $0.12 price, so that all principal and accrued interest outstanding under the Notes shall have been exchanged for shares of Common Stock.

In the event the Qualified Offering closes on or prior to the Maturity Date and, for any reason, certain Holders (the “Qualified Holders”) collectively shall have failed to have invested at least $1 million in the Qualified Offering or pursuant to exchange of their Notes and the Qualified Holders wish to invest the balance of such $1 million aggregate amount to purchase Common Stock at a price of $0.12 per share (adjusted for any stock split, stock dividend or other similar adjustment), then the Company will be required to offer to the Qualified Holders the immediate right to invest the balance of such investment amount to purchase additional shares of Common Stock at such price, so that in the aggregate, the Qualified Holders shall collectively invested such $1 million amount.

If after the Maturity Date, any principal or interest is outstanding, the Holder may exchange at their option any or all outstanding interest or principal in any offering or other sale made by the Company for any shares in Common Stock.

Concurrent with entering into the Loan Agreements and issuance of the Notes, CIBC, the Company and its subsidiaries; and the Subordinated Lenders entered into a Postponement and Subordination Agreement (the “Subordination Agreement”) whereby the Subordinated Lenders agreed that the obligations of the Company and its subsidiaries under the Notes as issued would be subordinate to the obligations of the Company and its subsidiaries under the Credit Agreement.

The terms of the Loan Agreements were analyzed in accordance with ASC 815 Derivatives and Hedging. The Loan Agreements allows for the price for Notes exchanged for Common Stock to be adjusted in certain circumstances. The potential adjustment in the exchange price precludes the Company from being qualified for the exemption from being considered to be a derivative instrument. As such, the option of the Holders to exchange Notes for Common Stock and the option of the Qualified Holders to invest the balance of $1 million aggregate amount to purchase Common Stock were determined to be derivatives embedded in the Notes. These embedded derivatives are bundled together as a single, compound embedded derivative and recorded and valued as a liability at the time of issuance on February 17, 2011 and on March 31, 2011.

The fair value of the embedded derivatives issued under the Loan Agreements on February 17, 2011 and March 31, 2011 was determined to be $3,485,101 and $2,148,656, respectively with the following assumptions: (1) risk free interest rate of 0.15% and 0.17%, (2) remaining contractual life of 4 and 2.5 months, (3) expected stock price volatility of 194% and 201%, and (4) expected dividend yield of zero. Since the fair value of the embedded derivatives was in excess of the proceeds, the Company recorded an immediate expense of $485,101 to the condensed consolidated statement of operations as a financing charge on embedded derivative liability. The embedded derivatives liability was recorded as a discount to the Notes at the time of issuance. The discount is recorded as interest accretion expense in the consolidated condensed statements of operations using the effective-interest method. The change in the fair value of $1,336,445 of the embedded derivatives is recorded as gain in the consolidated condensed statements of operations.

At March 31, 2011 and December 31, 2010, the $1,050,000 and $0 net outstanding balance of notes payable to related parties comprises $3,000,000 and $0 of debt, net of unamortized debt discount of $1,950,000 and $0, respectively.

NOTE 8 — BANK LOAN

Effective March 31, 2010, ESW’s subsidiary, ESW Canada, entered into a demand revolving credit facility agreement with a Canadian chartered bank, Canadian Imperial Bank of Commerce (“CIBC”) to meet working capital requirements (the “Demand Credit Agreement”). The Demand Credit Agreement has a credit limit of $4 million Canadian. Borrowings under the facility are limited to a percentage of accounts receivable plus a percentage of inventories (capped at $1 million Canadian or 50% of the accounts receivable portion) less any prior ranking claims. The Demand Credit Agreement is guaranteed by the Company and its subsidiaries, ESWC, ESWA, BBL, and ESWT, through a general security agreement over all assets to CIBC. The facility has been guaranteed to CIBC under EDC’s Export Guarantee Program. Borrowings under the Demand Credit Agreement bear interest at 2.25%

above CIBC’s prime rate of interest. Obligations under the Demand Credit Agreement are collateralized by a first-priority lien on the assets of the Company and its subsidiaries, including accounts receivable, inventory, equipment and other tangible and intangible property, including the capital stock of all direct subsidiaries.

The terms relating to the Demand Credit Agreement specifically note that the Company maintain a tangible net worth of at least $4.0 million Canadian. The Demand Credit Agreement contains, among other things, covenants, representations and warranties and events of default customary for a facility of this type for the Company and its subsidiaries. Such covenants include certain restrictions on the incurrence of additional indebtedness, liens, acquisitions and other investments, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other repurchases in respect of capital stock, voluntary prepayments of certain other indebtedness, capital expenditures and transactions with affiliates, subject to certain exceptions. Under certain conditions amounts outstanding under the Demand Credit Agreement may be accelerated. Such events include failure to comply with covenants, breach of representations or warranties in any material respect, non-payment or acceleration of other material debt, entry of material judgments not covered by insurance, or a change of control of the Company.

On November 8, 2010, November 26, 2010, and December 23, 2010, the Company’s wholly owned subsidiary, ESWC, received the first, second and third waivers, respectively, of certain financial covenants under its Demand Credit Agreement with CIBC. Without the waiver, the Company’s subsidiary would not be in compliance with the current ratio and effective tangible net worth covenants as set forth in the Demand Credit Agreement. In the event the Company and its subsidiary, ESWC, fail to comply with the terms of the waiver and meet the current ratio and effective tangible net worth covenants prior to the end of the waiver period, same would constitute an event of default and the bank loan may need to be repaid unless a further waiver or modification to the Demand Credit Agreement can be obtained.

The third waiver provided by CIBC was through January 31, 2011 and also provides for a fee payable to the lender for the extension, as well as a reduction in the maximum security margin deficit as defined under the Demand Credit Agreement (by either reducing borrowing or increasing the borrowing base) and an increase in the annual interest rate to CIBC’s prime rate plus 4.50% from CIBC’s prime rate plus 2.25% effective January 1, 2011.

Effective February 4, 2011, the Company’s wholly owned subsidiary, ESWC, received a fourth waiver of certain financial covenants under its Demand Credit Agreement with CIBC. Without the waiver, the Company’s subsidiary would not be in compliance with the current ratio and effective tangible net worth covenants as set forth in the Demand Credit Agreement. The fourth waiver provided by CIBC extends the waiver period from January 31, 2011 through February 14, 2011 and also provides for a fee payable to CIBC for the extension as well as requiring the elimination of any margin deficit by February 14, 2011. In the event the Company and its subsidiary, ESWC, failed to comply with the terms of the waiver and meet the current ratio and effective tangible net worth covenants prior to the end of the waiver period, same will constitute an event of default as set forth in the Demand Credit Agreement unless a further waiver or modification to the Demand Credit Agreement could be obtained.

The closing of the $3 million unsecured subordinated promissory notes effective February 17, 2011 allowed the Company and its subsidiaries to comply with covenants and obligations under the Demand Credit Agreement with CIBC dated March 10, 2010. ESW is working on upgrading or renewing the Demand Credit Agreement and reviewing options with other senior lenders. The Company has obtained an extension to the Demand Credit Agreement to May 31, 2011 from its current senior lender and is working to extend this date.

As of March 31, 2011 and December 31, 2010, $1,636,444 and $3,424,889, respectively, was owed under the credit facility to CIBC.

NOTE 9 — REDEEMABLE CLASS A SPECIAL SHARES

700,000 Class A special shares authorized, issued, and outstanding.	$453,900 (based on the historical exchange rate at the time of issuance.)

The redeemable Class A special shares were issued by the Company’s wholly owned subsidiary, BBL, without par value, and are redeemable on demand by the holder of the shares, which is a private Ontario Corporation, at $700,000 Canadian (which translates to $721,980 US and $703,801 US at March 31, 2011 and December 31, 2010,

respectively). As the redeemable Class A special shares were issued by the Company’s wholly owned subsidiary, BBL, the maximum value upon which the Company is liable is the net book value of BBL. As of March 31, 2011 and December 31, 2010, BBL had an accumulated deficit of $1,192,858 US ($1,845,375 Canadian), and therefore, the holder would be unable to redeem the redeemable Class A special shares at their ascribed value.

NOTE 10 — CONVERTIBLE DEBENTURES

Convertible debentures issued by the Company are summarized as follows:

	2008 Debentures	2009 Debentures	2010 Debentures	Total March 31, 2010
Face value of convertible debenture	$9,000,000	$1,600,000	$3,000,000	$13,600,000
Less: Beneficial conversion feature	—	(256,000)	(540,000)	(796,000)
Deferred costs	(59,738)	—	(80,625)	(140,363)

Book value upon issuance	8,940,262	1,344,000	2,379,375	12,663,637
Accretion of the debt discount	—	256,000	540,000	796,000
Amortization of deferred costs	59,738	—	80,625	140,363

Carrying Value	9,000,000	1,600,000	3,000,000	13,600,000

Conversion (March 25,2010)	(9,000,000)	(1,600,000)	(3,000,000)	(13,600,000)

Carrying Value (March 32, 2011)	$—	$—	$—	$—

Effective March 19, 2010, the Company issued $3,000,000 of its 9% convertible debentures (the “2010 Debentures”) to five (5) accredited investors under Rule 506 of Regulation D of Section 4(2) of the Securities Act. The 2010 Debentures were for a term of three (3) years and were convertible into shares of the Company’s common stock at the option of the holder by dividing the principal amount of the 2010 Debenture to be converted by $0.50. The 2010 Debentures earned interest at a rate of 9% per annum payable in cash or in shares of the Company’s common stock at the option of the holder. If the holder elected to receive interest in shares of common stock, the number of shares of common stock to be issued for interest would be determined by dividing accrued interest by $0.50. The 2010 Debentures had a mandatory conversion feature that required the holders to convert in the event a majority of the Company’s pre-existing outstanding 9% convertible debentures converted. Subject to the holder’s right to convert and the mandatory conversion feature, the Company had the right to redeem the 2010 Debentures at a price equal to one hundred and ten percent (110%) multiplied by the then outstanding principal amount plus unpaid interest to the date of redemption. Upon maturity, the debenture and interest was payable in cash or common stock at the option of the Holder. The Company also had provided the holders of the Debentures registration rights. The 2010 Debentures contained customary price adjustment protections.

At the time the 2010 Debentures were issued, the Company recorded a debt discount for a beneficial conversion feature in the amount of $540,000. The debt discount being the aggregate intrinsic value calculated as the difference between the market price of the Company’s share of stock on March 19, 2010 and the conversion price of the 2010 Debentures. The debt discount was being accreted over the three (3) year life of the debentures using the effective yield method. The effective yield on the debentures was 16.36%.

Effective March 25, 2010, the November 2008 and the August 2009 debenture holders agreed to convert all outstanding convertible debentures as per the terms of the respective debenture agreements. The early conversion of the debentures was a condition precedent to the Company’s wholly owned subsidiary, ESWC, entering into a new credit facility with CIBC (see Note 8). A total of $10,600,000 in principal and $1,176,445 of accrued interest was converted into 43,756,653 shares of restricted common stock. The conversion of the November 2008 and the August 2009 debentures also triggered the mandatory conversion feature on the March 19, 2010 debentures. A total of $3,000,000 in principal and $3,797 in accrued interest was converted into 6,007,595 shares of restricted common stock. With these transactions effective March 25, 2010, the Company has $0 of convertible debentures and accrued interest on convertible debenture.

As part of the agreement to convert all existing convertible debentures, the Company was committed to pay a premium as an inducement to convert all debentures. The premium was payable to all converting debenture holders and was subject to a positive fairness opinion, approval by a Fairness Committee consisting of independent Directors of the Company’s Board of Directors and an increase in the share capital of the Company. The premium consists of 4,375,668 shares of common stock. As the Company did not have sufficient authorised shares as of the date of conversion of the debentures to fulfill the premium, the premium had been recorded as an advance share purchase agreement at a fair market value of $2,909,872 as of March 31, 2010. The agreement is without interest, subordinated to the bank’s position and payable in a fixed number of common shares (4,375,668 shares) of the Company upon increase in the authorized share capital of the Company.

Up to October 14, 2010, the Company did not have sufficient authorized and unissued shares to fulfill the advance share subscription. Under these conditions, FASB ASC Subtopic 815-40, Contracts in Entity’ Own Equity, precludes equity classification of this obligation. As such, the advance share subscription was classified as a liability and periodically marked to market. The fair value of the obligation was determined to be $1,662,753 at October 14, 2010. The fair value of the obligation was determined by the cash settlement value at the end of each period based on the closing price of the Company’s common stock. The decrease in fair value of this liability of $1,247,119 was recorded as a mark to market adjustment on advance share subscription in the consolidated statement of operations and comprehensive loss.

Effective October 14, 2010, the Company’s Board of Directors ratified certain corporate action approved by the written consent of a majority of the Company’s shareholders pursuant to a Definitive Information Statement on Schedule 14C that the Company filed with the Securities and Exchange Commission on September 3, 2010 (the “Definitive Information Statement”) and distributed to shareholders of record. The Board of Directors ratified an amendment to the Company’s articles of incorporation whereby the Company proceeded to file an amendment to its articles of incorporation increasing its authorized shares of common stock from 125,000,000 to 250,000,000 shares.

Effective November 30, 2010, the Company issued an aggregate of 4,375,668 restricted shares of common stock to thirteen (13) prior debenture holders in connection with the early conversion of their debentures.

Included in the condensed consolidated financial statements of the Company at March 31, 2011 is the effect of an exchange feature included in the terms of the Share Subscription Agreement for $3,000,000 of Convertible Debentures issued on March 19, 2010 (“2010 Debentures”) and fully converted including interest into 6,007,595 shares of common stock on March 25, 2010. The exchange feature provides that if within twelve months from March 19, 2010, the Company enters into or closes another financing or other transaction (which for securities law purposes would be integrable with the offer and sale of the Securities) on terms and conditions more favorable to another purchaser, the terms and conditions of the 2010 Debentures shall be adjusted to reflect the more favorable terms. The exchange feature was determined by the Company to be freestanding financial instrument and also to be a liability within the scope of ASC 480 Distinguishing Liabilities from Equity since there is an inverse relationship between the stock price of the Company and the Company’s obligation. On December 31, 2010, the Company evaluated the fair value of the exchange feature based on the probability of closing another financing by March 18, 2011 and the fair value of the number of incremental shares to be issued at a lower estimated issue price. The probability of closing another financing by March 18, 2011 was estimated to be 100% on December 31, 2010. The fair value of the Company’s common stock is determined by the closing price on the valuation date. On December 31, 2010, an exchange feature liability of $1,680,000 was recorded for the 2010 Debentures (see also note 12).

Effective February 17, 2011, the Company and the 2010 Debenture investors reached an agreement whereby the investors will receive an approximate aggregate of 19,000,000 additional shares of Common Stock at an estimated price of $0.12 in conjunction with certain rights under the Prior Subscription Agreements in the event the Company closes a Qualified Offering (see note 7 for details). At March 31, 2011 the exchange feature liability related to the 2010 Debenture was recorded at a fair value of $2,280,000 with the change in fair value of exchange feature liability of $600,000 recorded as an expense in the consolidated condensed statements of operations and comprehensive loss.

Transaction Detail	Original Instrument	Additional Shares	Exchange Feature Liability December 31, 2010	Change in fair value of exchange feature liability March 31, 2011	Exchange Feature Liability March 31, 2011	Comments
March 2010 Offering	Convertible Debenture	19,000,000	$1,680,000	$600,000	$2,280,000	See Note 10
November 2010 Offering	Common Stock and Warrants	1,750,000	219,168	(9,299)	209,869	See Note 12
December 2010 Offering	Common Stock and Warrants	1,750,000	228,262	(11,962)	216,300	See Note 12
	Totals	22,500,000	$2,127,430	$578,739	$2,706,169

As of March 31, 2011 and December 31, 2010, total convertible debentures and corresponding accrued interest amounted to $0 and $0, respectively. As of December 31, 2010, the debt discount of $768,981 and deferred cost of $117,131 were fully amortized and expensed due to the conversion of the debentures effective March 25, 2010.

LEGAL FEES RELATED TO 2008 AND 2010 CONVERTIBLE DEBENTURES

The Company had also recorded a deferred cost asset of $80,625 for legal fees paid in relation to the issuance of the 2010 Debentures. The deferred costs were being amortized over the term of the 2010 Debentures using the straight line method.

At December 31, 2010, the deferred cost assets were fully amortized due to the conversion of the debentures effective March 25, 2010. As of December 31, 2010, deferred cost assets have been presented net against the related convertible debentures.

NOTE 11 — INCOME TAXES

As of March 31, 2011, there are tax loss carry forwards for Federal income tax purposes of approximately $26,375,614 available to offset future taxable income in the United States. The tax loss carry forwards expire in various years through 2031. The Company does not expect to incur a Federal income tax liability in the foreseeable future. Accordingly, a valuation allowance for the full amount of the related deferred tax asset of approximately $9,231,465 has been established until realizations of the tax benefit from the loss carry forwards meet the “more likely than not” criteria.

Year	Loss Carry Forward
1999	$407,067
2000	2,109,716
2001	2,368,368
2002	917,626
2003	637,458
2004	1,621,175
2005	2,276,330
2006	3,336,964
2007	3,378,355
2008	3,348,694
2009	2,927,096
2010	2,389,225
2011	657,540
Total	$26,375,614

Additionally, as of March 31, 2011, the Company’s two wholly owned Canadian subsidiaries had non-capital tax loss carry forwards of approximately $12,182,415 be used, in future periods, to offset taxable income. The loss carry forwards expire in various years through 2031. The deferred tax asset of approximately $3,775,331 has been fully offset by a valuation allowance until realization of the tax benefit from the non-capital tax loss carry forwards are more likely than not.

Year	Loss Carry Forward Foreign Operations
2006	$588,051
2007	7,397
2008	4,154,396
2009	2,846,379
2010	2,900,652
2011	1,685,540
Total	$12,182,415

	For the period ended March 31,
	2011	2010
Statutory tax rate:
U.S.	35.00%	35.00%
Foreign	31.00%	33.00%
Loss before income taxes:
U.S.	$(1,460,821)	$(4,653,428)
Foreign	(1,673,811)	(344,131)
	$(3,134,632)	$(4,997,559)
Expected income tax recovery	$(1,030,001)	$(1,742,263)
Differences in income tax resulting from:
Depreciation (Foreign operations)	3,311	17,876
Change in fair value of exchange feature liability	202,559	—
Financing charge on embedded derivative liability	169,785	—
Inducement premium on conversion of Debentures	—	1,018,455
Stock based compensation	9,060	—
Gain on convertible derivative	(467,756)	—
Long-term debt accretion	367,500	269,143
Accrued interest on loans	—	64,350
	(745,542)	(372,439)
Benefit of losses not recognized	745,542	372,439
Income tax provision (recovery) per financial statements	$—	$—

Components of deferred income tax assets are as follows:

	As at March 31,
	2011	2010
Property, plant and equipment	$110,255	$94,203
Tax loss carry forwards	13,006,796	10,757,068
Total	13,117,051	10,851,271
Valuation allowance	(13,117,051)	(10,851,271)
Carrying Value	$—	$—

Effective January 1, 2007, the Company adopted FASB’s guidance on accounting for uncertainty in income taxes. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in an income tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company’s consolidated financial position and results of operations as a result of the adoption of this guidance. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

The Company will recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statement of operations and comprehensive loss. Accrued interest and penalties will be included within the related tax liability line in the consolidated balance sheet.

In many cases the Company’s uncertain tax positions are related to tax years that remain subject to examination by tax authorities. The following describes the open tax years, by major tax jurisdiction, as of March 31, 2011:

United States — Federal	2007–present
United States — State	2007–present
Canada — Federal	2008–present
Canada — Provincial	2008–present

Valuation allowances reflect the deferred tax benefits that management is uncertain of the Company’s ability to utilize in the future.

NOTE 12 — STOCKHOLDERS’ EQUITY / (DEFICIT)

On March 25, 2010, the Company issued 43,756,653 shares of common stock in connection with the conversion of 2008 Debentures and 2009 Debentures into equity (see Note 10).

On March 25, 2010, the Company issued 6,007,595 shares of restricted common stock in connection with the conversion of 2010 Debentures into equity (see Note 10).

On November 30, 2010, the Company issued 4,375,668 shares as an inducement premium to the holders to convert all convertible debentures outstanding as of March 25, 2010 (see Note 10). As fully disclosed in Note 10 to the consolidated financial statements, the Company’s Board of Directors approved the increase in the authorized share capital effective October 14, 2010.

Effective November 9, 2010 and December 8, 2010, the Company closed on its first tranche and second tranche of a unit offering in the amount of $300,000 per tranche for gross proceeds of $600,000 whereby the Company issued 1,500,000 (“Unit Offering”) units. The unit offering is for up to $5 million. The units are in the form of shares of the Company’s common stock, par value $0.001 at $0.40 per share plus for each share of Common Stock subscribed to under the unit offer the investor will receive one warrant, the exercise price will be $0.55; if an Investor Warrant is exercised between the first and second years from issuance, the exercise price will be $0.65. All investor warrants as issued will be subject to adjustment in all respects in the event of a stock split or similar adjustment by the Company. A commission of 4% of the gross proceeds was paid from the proceeds of the unit offering and 7.5 units for every $100 of the gross proceeds raised are payable for brokers fees are treated as a cost of capital and no income statement recognition is required.

The Share Subscription Agreement for the units contains an exchange feature which provides that if within six months from effective date of closing, the Company enters into or closes another financing or other transaction (which for securities law purposes would be integrable with the offer and sale of the Securities) on terms and conditions more favorable to another purchaser, the terms and conditions of the unit offering shall be adjusted to reflect the more favorable terms. The exchange feature was determined by the Company to be freestanding financial instrument and also to be a liability within the scope of ASC 480 Distinguishing Liabilities from Equity since there is an inverse relationship between the stock price of the Company and the Company’s obligation. On November 9, 2010, December 8, 2010 and December 31, 2010, the Company evaluated the fair value of the exchange feature based on the probability of closing another financing within six months and the fair value of the number of incremental shares and warrants to be issued at a lower estimated issue price for units. The probability of closing another financing in the next six months on November 9, 2010 and December 8, 2010 was estimated to be 50% and on December 31, 2010 was estimated to be 100%.

The fair value of the Company’s common stock is determined by the closing price on the valuation date and the fair value of the warrants is determined using a binomial option valuation model. Key assumptions for the binomial option valuation were as follows:

November 9, 2010 Offering
Valuation Date	Nov. 9, 2010	Nov. 9, 2010 — lower estimated strike price	Dec. 31, 2010	Dec. 31, 2010 — lower estimated strike price
Strike Price — second year	$0.65	$0.63	$0.65	$0.36
Strike Price — first year	$0.55	$0.54	$0.55	$0.30
Closing market price	$0.39	$0.39	$0.22	$0.22
Volatility	135.72%	135.72%	113.47%	113.47%
Time to expiration	2 years	2 years	1.83 years	1.83 years
Risk free rate	0.46%	0.46%	0.61%	0.61%
Dividend yield	0%	0%	0%	0%

December 8, 2010 Offering
Valuation Date	Dec. 8, 2010	Dec. 8, 2010 — lower estimated strike price	Dec. 31, 2010	Dec. 31, 2010 — lower estimated strike price
Strike Price — second year	$0.65	$0.39	$0.65	$0.36
Strike Price — first year	$0.55	$0.33	$0.55	$0.30
Closing market price	$0.24	$0.24	$0.22	$0.22
Volatility	132.07%	132.07%	117.03%	117.03%
Time to expiration	2 years	2 years	1.92 years	1.92 years
Risk free rate	0.63%	0.63%	0.61%	0.61%
Dividend yield	0%	0%	0%	0%

On December 31, 2010, an exchange feature liability of $453,861 was recorded for the unit offering.

Effective February 17, 2011, the Company and the Unit Offering investors reached an agreement whereby the investors will receive an approximate aggregate of 3,500,000 additional shares of Common Stock at an estimated price of $0.12 in conjunction with certain rights under the Share Subscription Agreements in the event the Company closes a Qualified Offering (see note 7 for details). At March 31, 2011 the exchange feature liability related to the shares in the Unit Offering was recorded at a fair value of $432,600. At March 31, 2011 the exchange feature liability related to the warrants in the Unit Offering was recorded at a fair value of $0 since the probability of Company exchanging warrants with a lower strike price is estimated to be 0%. The change in fair value of exchange feature liability related to the Unit Offering of $(21,261) is recorded as a reduction of the loss on fair value of exchange feature liability related to the 2010 Debentures.

Transaction Detail	Original Instrument	Additional Shares	Exchange Feature Liability December 31, 2010	Change in fair value of exchange feature liability March 31, 2011	Exchange Feature Liability March 31, 2011	Comments
March 2010 Offering	Convertible Debenture	19,000,000	$1,680,000	$600,000	$2,280,000	See Note 10
November 2010 Offering	Common Stock and Warrants	1,750,000	219,168	(9,299)	209,869	See Note 12
December 2010 Offering	Common Stock and Warrants	1,750,000	228,262	(11,962)	216,300	See Note 12
	Totals	22,500,000	$2,127,430	$578,739	$2,706,169

NOTE 13 — STOCK OPTIONS AND WARRANT GRANTS

On April 15, 2010 the Board of Directors granted an aggregate award of 900,000 stock options to a former executive officer and former director and one director. The options vest over a period of three years with an exercise price of $0.65 (fair market value of the Company’s common stock as of the date of grant) with expiry five years from the date of award. Effective February 7, 2011, with the resignation of a director, the unvested portion of the stock options has lapsed, and ceases to vest. The balance of the stock option expense of the April 15, 2010 award is as follows:

Date	Stock Option Expense
April 15, 2011	$62,127
April 15, 2012	$82,836
April 15, 2013	$20,709

As of March 31, 2011 and 2010, $25,886 and $0, respectively, has been recorded in the consolidated condensed statements of operations and comprehensive loss for stock based compensation.

During the three month period ended March 31, 2011, no stock options or warrants were issued.

A summary of option transactions, including those granted pursuant to the terms of certain employment and other agreements is as follows:

Details	Stock Purchase Options	Weighted Average Exercise Price
OUTSTANDING, JANUARY 1, 2010	3,670,000	$0.76
Granted	900,000	($0.65)
Expired	(1,765,000)	($0.97)

OUTSTANDING, DECEMBER 31, 2010	3,600,000	($0.68)

Expired	(200,000)	($0.65)

OUTSTANDING, DECEMBER 31, 2010	3,400,000	$0.67)

At December 31, 2010, the outstanding options have a weighted average remaining life of 20 months. All options issued prior to 2010 have vested, and the April 15, 2010 options vest over a period of three years, in three equal parts each year.

The weighted average fair value of options granted during 2010 was $0.41 and was estimated using the Black-Scholes option-pricing model, using the following assumptions:

2010
Expected volatility	117%
Risk-free interest Rate	1.08%
Expected life	4 yrs
Dividend yield	0.00%
Forfeiture rate	0.00%

The Black-Scholes options-pricing model used by the Company to calculate options and warrant values, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock purchase options and warrants. The model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

At March 31, 2011, the Company had outstanding options as follows:

Number of Options	Exercise Price	Expiration Date
2,150,000	$0.71	February 16, 2012
100,000	$1.00	February 8, 2013
250,000	$0.27	August 6 ,2013
900,000	$0.65	April 15, 2015
3,400,000

Warrants issued in connection with various private placements of equity securities, are treated as a cost of capital and no income statement recognition is required. A summary of warrant transactions is as follows:

Details	Warrant Shares	Weighted Average Exercise Price
OUTSTANDING, JANUARY 1, 2010	—	$—
Granted	1,545,000	$0.65
Exercised	—	$—
Expired	—	$—

OUTSTANDING, DECEMBER 31, 2010 & MARCH 31, 2011	1,545,000	$0.65

Effective November 9, 2010 and December 8, 2010, the Company closed on its first tranche and second tranche of a unit offering in the amount of $300,000 per tranche for gross proceeds of $600,000 whereby the Company issued 1,500,000 units. The unit offering is for up to $5 million. The units are in the form of shares of the Company’s common stock, par value $0.001 at $0.40 per share plus for each share of Common Stock subscribed to under the unit offer the investor will receive one warrant exercisable for 1 share of common stock, the exercise price will be $0.55; if an Investor Warrant is exercised between the first and second years from issuance, the exercise price will be $0.65. All investor warrants as issued will be subject to adjustment in all respects in the event of a stock split or similar adjustment by the Company. A commission of 4% of the gross proceeds was paid and 7.5 units for every $100 of the gross proceeds raised are payable for brokers fees.

No warrants were issued during the three month period ended March 31, 2011.

NOTE 14 — RELATED PARTY TRANSACTIONS

In addition to fees and salaries and reimbursement of business expenses, during the three month period ended March 31, 2011 transactions with related parties include:

•	$3,000,000 issuance of unsecured subordinated promissory notes (the information required by this item is included in Note 7 to the consolidated financial statements).

•	The effect of an exchange feature included in the terms of the Share Subscription Agreement for $3,000,000 of Convertible Debentures issued on March 19, 2010 (“2010 Debentures”) and fully converted including interest into 6,007,595 shares of common stock on March 25, 2010. The exchange feature provides that if within twelve months from March 19, 2010, the Company enters into or closes another financing or other transaction (which for securities law purposes would be integrable with the offer and sale of the Securities) on terms and conditions more favorable to another purchaser, the terms and conditions of the 2010 Debentures shall be adjusted to reflect the more favorable terms. The exchange feature was determined by the Company to be freestanding financial instrument and also to be a liability within the scope of ASC 480 Distinguishing Liabilities from Equity since there is an inverse relationship between the stock price of the Company and the Company’s obligation. On December 31, 2010, the Company evaluated the fair value of the exchange feature based on the probability of closing another financing by March 18, 2011 and the fair value of the number of incremental shares to be issued at a lower estimated issue price. The probability of closing another financing by March 18, 2011 was estimated to be 100% on December 31, 2010. The fair value of the Company’s common stock is determined by the closing price on the valuation date. On December 31, 2010, an exchange feature liability of $1,680,000 was recorded for the 2010 Debentures (see also note 12). Effective February 17, 2011, the Company and the 2010 Debenture investors reached an agreement whereby the investors will receive an approximate aggregate of 19,000,000 additional shares of Common Stock in conjunction with certain rights under the Prior Subscription Agreements in the event the Company closes a qualified offering (see note 7 for details). At March 31, 2011 the exchange feature liability related to the convertible debentures was re-valued to $2,258,739 with the change in fair value of exchange feature liability of $578,739 expense recorded in the consolidated condensed statements of operations and comprehensive loss. In March 2010, Orchard Investments, LLC invested $1 million in the $3 million convertible debentures offering; of the exchange feature liability $752,913 is attributed to the investment made by Orchard Investments, LLC (“Orchard”) based on their relative contribution to the March 2010 subscription. Orchard will receive 6,333,333 additional shares of Common Stock in conjunction with certain rights under the Prior Subscription Agreements in the event the Company closes the Qualified Offering (see note 7 for details of the Qualified Offering)

•	$50,000 related to services provided by Orchard Capital Corporation under a services agreement effective January 30, 2011 as further disclosed in Note 18.

Mr. Nitin Amersey who is a director of the Company is listed as a control person with the Securities and Exchange Commission of Bay City Transfer Agency Registrar Inc. the Company’s transfer agent. He has no ownership equity in Bay City Transfer Agency Registrar Inc. nor is he an officer or a director of Bay City Transfer Agency Registrar Inc. For the three month period ended March 31, 2011 and 2010, the Company paid Bay City Transfer Agency Registrar Inc. $1,325 and $0, respectively.

During the three month period ended March 31, 2010 transactions with related parties included $6,134,024 related to conversion of convertible debentures including interest of $634,024 thereon into common stock; $1,292,894 related to inducement on early conversion of convertible debentures; and the repayment of $511,342 principal and interest on promissory note in addition to salaries and reimbursement of business expenses.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

LEASES

Effective November 24, 2004, the Company’s wholly-owned subsidiary, ESWA, entered into a lease agreement for approximately 40,220 square feet of leasehold space at 2 Bethlehem Pike Industrial Center, Montgomery Township, Pennsylvania. The leasehold space houses the Company’s research and development facilities. The lease commenced on January 15, 2005 and expired January 31, 2010. Effective October 16, 2009, the Company’s wholly-owned subsidiary ESW America, Inc. entered into a lease renewal agreement with Nappen & Associates for the leasehold property at Pennsylvania. There were no modifications to the original economic terms of the lease under the lease renewal agreement. Under the terms of the lease renewal, the lease term will now expire February 28, 2013. Effective March 31, 2011, ESW America, Inc. entered into a lease amendment agreement with Nappen & Associates for the leasehold property at Pennsylvania, whereby ESWA has the sole option to extend the expiry of the lease agreement by an additional 3 years six months prior to February 28, 2013; there were no modifications to the original economic terms of the lease.

Effective December 20, 2004, the Company’s wholly-owned subsidiary, ESWC, entered into an offer to lease agreement for approximately 50,000 square feet of leasehold space in Concord, Ontario, Canada. The leasehold space houses the Company’s executive offices and a high volume manufacturing plant. The possession of the leasehold space took place on May 24, 2005 and the term of the lease was extended to September 30, 2010. ESWC renewed its lease agreement at the current property for an additional five year term. The renewed lease period commenced on October 1, 2010 and ends on September 30, 2015.

The following is a summary of the minimum annual lease payments, for both leases.

Year
2011	$351,021
2012	468,029
2013	319,813
2014	297,476
2015	223,107
$1,659,446

LEGAL MATTERS

From time to time, the Company may be involved in a variety of claims, suits, investigations and proceedings arising from the ordinary course of our business, breach of contract claims, labor and employment claims, tax and other matters. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, ESW believes that the resolution of current pending matters will not have a material adverse effect on its business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, litigation can have an adverse impact on ESW because of legal costs, diversion of management resources and other factors. In addition, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially and adversely affect ESW’s financial position, results of operations or cash flows in a particular period.

CAPITAL LEASE OBLIGATION

The Company is committed to the following lease payments in connection with the acquisition of equipment under capital leases:

Year
2011	$2,124
2012	1,180
TOTAL	3,304
Less imputed interest	(179)
Total obligation under capital lease	3,125
Less current portion	(1,806)
TOTAL LONG-TERM PORTION	$1,319

The Company incurred $80 and $515 of interest expense on capital lease obligation for the periods ended March 31, 2011 and 2010, respectively.

RESTRUCTURING EXPENSES AND SEVERANCE AGREEMENTS

Restructuring charges relate to changes in the management and reductions in work force of the Company’s subsidiary ESW Canada Inc., and consist of mainly of severance agreements amounting to $478,274, travel costs of $24,127 and legal fees of $16,408 associated with restructuring activities. The Company accrued a portion of the expenses related to severance agreements with a former Chief Executive Officer, Vice President of Operations and Director of Sales. As of March 31, 2011, $310,947 (March 31, 2010 — $0) was included in accrued liabilities towards the balance of severance payments owing.

NOTE 16 — LOSS PER SHARE

Potential common shares of 3,400,000 related to ESW’s outstanding stock options, 1,500,000 shares related to ESW’s outstanding warrants, potential common shares of 33,333,333 from the exchange of unsecured subordinated promissory notes and 22,500,000 shares of common stock under the exchange feature liability were excluded from the computation of diluted loss per share for the three month period ended March 31, 2011.

Potential common shares of 3,495,000 related to ESW’s outstanding stock options were excluded from the computation of diluted loss per share for the period ended March 31, 2010.

The reconciliation of the number of shares used to calculate the diluted loss per share is calculated as follows:

	For the three month period ended March 31,
	2011	2010
NUMERATOR
Net loss for the period	$(3,134,632)	$(4,997,559)
Interest on long term debt	—	183,858
Amortization of deferred costs	—	117,131
Long term debt accretion	—	768,981
Inducement premium	—	2,909,872
Change in fair value of exchange feature liability	578,739	—
Interest accretion expense	1,050,000	—
Financing charge on embedded derivative liability	485,101	—

	For the three month period ended March 31,
	2011	2010
Gain on convertible derivative	$(1,336,445)	$—
Bank fees related to credit facility covenant waivers	106,512	—
Interest on note payable to related party	34,521	11,307
	$(2,219,754)	$(1,006,410)
DENOMINATOR
Weighted average number of shares outstanding	129,463,767	77,694,404
Dilutive effect of :
Stock options	—	—
Warrants	—	—
Exchange of unsecured subordinated promissory notes	—	—
Exchange feature liability shares	—	—
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	129,463,767	77,694,404

NOTE 17 — COMPARATIVE FIGURES

Certain 2010 figures have been reclassified to conform to the current financial statement presentation.

NOTE 18 — SUBSEQUENT EVENTS

CONTRACTS AND AGREEMENTS

On April 19, 2011, the Company’s board of directors ratified a Services Agreement (“Agreement”) between the Company and Orchard Capital Corporation (“Orchard”) which was approved by the Company’s Compensation Committee. Under the Agreement, which will be effective as of January 30, 2011, Orchard will provide services that may be mutually agreed to by and between Orchard and the Company including those duties customarily performed by the Chairman of the Board and executive of the Company as well as providing advice and consultation on general corporate matters and other projects as may be assigned by the Company’s Board of Directors as needed. Orchard has agreed to appoint Mark Yung, who is also employed by Orchard, as the Company’s Executive Chairman to act on Orchard’s behalf and provide the services to the Company under the Agreement. Orchard reserves the right to replace Mr. Yung as the provider of services under the Agreement at its sole option. The Agreement may be terminated by either party upon thirty (30) days written notice unless otherwise provided for under the Agreement. Compensation under the agreement is the sum of $300,000 per annum plus reimbursement for out-of-pocket expenses incurred by Orchard. The agreement includes other standard terms including indemnification and limitation liability provisions. Orchard is controlled by Richard Ressler; affiliated entities of Orchard as well as Richard Ressler own shares of the Company.

COMPENSATION

On April 19, 2011, the Company’s board of directors ratified a modification of the board compensation structure as approved by the Company’s Compensation Committee. As a part of the modified compensation policy the board of directors ratified and approved a reduction and change in the composition in the fees paid to the chairpersons of the various board committees and other board members, as well as an amendment to the Company’s 2010 Stock Incentive Plan (the “Plan”) so as to permit the issuance of restricted shares of the Company’s Common Stock to directors in addition to executive officers and employees as previously provided for under the Plan. The amendment to the Plan permits for board fees to be paid in the form of the Company’s restricted common stock for all non-executive board members, with a cash component for the chairpersons of the various board committees. Previously, the board fee policy consisted of cash and options for all board members.

Previously, the board fee policy consisted of cash of $2,500 per month and an additional $1,000 per month for audit committee chairperson and additional $2,000 per month for Chairman of the board.

The revised board compensation structure is as follows:

•	Chairperson for the Company’s Audit and Compensation Committees each receive cash compensation of two thousand five hundred ($2,500) dollars per month effective April 1, 2011 as well as 200,000 shares of the Company’s restricted common stock annually (prorated for the current fiscal year so that said amount would be 150,000 shares) under the Company’s 2010 Incentive Stock Option Plan (the “Plan”).

•	For outside directors who do not serve as a Chairperson of the Company’s Audit or Compensation Committee, there would be no cash compensation for previously accrued Board fees through March 31, 2011, said fees would be converted into shares of the Company’s restricted common stock issued under the Plan in addition, the outside directors not serving as Chairpersons of either the Audit or Compensation Committees would receive the Company’s restricted common stock in the amount of 200,000 shares annually (prorated for the current fiscal year so that said amount would be 150,000 shares) under the Plan.

•	For inside Board members and the Company’s current Executive Chairman, there would be no cash compensation for previously accrued Board fees through February 28, 2011, said fees would be converted into shares of the Company’s restricted common stock issued under the Plan if permitted under the Plan.

UNSECURED SUBORDINATED PROMISSORY NOTES

On May 3, 2011, the Company entered into certain note subscription agreements and issued unsecured subordinated promissory notes (collectively the “Loan Agreements”) with Orchard Investments, LLC (“Orchard”); Black Family 1997 Trust; Leon D. Black, UAD 11/30/92 FBO Alexander Black; Leon D. Black, UAD 11/30/92 FBO Benjamin Black; Leon D. Black, UAD 11/30/92 FBO Joshua Black; Leon D. Black, UAD 11/30/92 FBO Victoria Black; Leon D. Black; John J. Hannan and Richard Ressler (“Ressler”)(each individually a “Subordinated Lender” or “Holder” and collectively the “Subordinated Lenders” or “Holders”) who are current shareholders and subordinated lenders under prior loan agreements in the aggregate amount of $3 million with the Company entered into February 17, 2011 and may be deemed affiliates of the Company. The Loan Agreements were approved by the Company’s independent directors. Pursuant to the Loan Agreements, the Subordinated Lenders agreed to make, and made, loans to the Company in the principal aggregate amount of $1 million (the “Loan”), subject to the terms and conditions set forth in the Loan Agreements and represented by unsecured subordinated convertible promissory notes (the “Notes”), effective as of April 27, 2011.

Proceeds of the Loan, along with available cash, will be used by the Company to fund working capital.

The Loan bears interest at a rate of 10% per annum, payable in-kind on a monthly basis commencing May 27, 2011, up to the date on which the Notes have been paid in full. The maturity date of the Loan is the earlier of: (i) the consummation of a rights offering of the Company’s Common Stock, par value $.001 (the “Common Stock”) registered under the Securities Act of 1933, as Amended (the “Act”), at a sale price of $0.12 per share (as adjusted for any stock split, stock dividend or other similar adjustment) pursuant to a rights offering targeted at $8 million by the Company that raises at least an incremental $2.5 million of cash for the Company and also permits all Subordinated Lenders to exchange their Notes (and the other notes paid in-kind for the payment of interest under the Notes) for shares of Common Stock at such price (with such offering referred to as the “Qualified Offering”) or (ii) June 14, 2011 (the “Outside Date”). The Qualified Offering has also been approved by the independent directors of the Company. There can be no assurance, however, that the Company will successfully complete the Qualified Offering on or prior to the Outside Date or thereafter.

In the event the Qualified Offering does not take place on or before the Outside Date, then the Subordinated Lenders at their sole option, may require the Company to refrain from making any and all payments on any of the outstanding principal and accrued interest outstanding under the Notes, however the Company will not be prohibited from paying any accrued interest in-kind through the issuance of substantially similar Notes, at any time. The Holders of the Note at their sole option may extend the Outside Date.

In the event the Qualified Offering closes on or prior to the Outside Date and for any reason Ressler or Orchard as Holders collectively shall have failed to have invested at least $1 million in the Qualified Offering or pursuant to the Investment Agreement, and Ressler or Orchard wish to invest the balance of such $1 million aggregate amount to purchase Common Stock at a price of $0.12 per share (as adjusted for any stock split, stock dividend or other similar adjustment), then the Company will be required to offer Ressler or Orchard the immediate right to invest the balance of such investment amount to purchase additional shares of Common Stock at such price, so that in the aggregate, Ressler and Orchard shall have collectively invested such $1 million amount.

Concurrent with entering into the Loan Agreements and issuance of the Notes, the commercial lender of the Company and its subsidiaries; the Company and its subsidiaries; and the Subordinated Lenders entered into an Amendment to the Postponement and Subordination Agreement (the “Subordination Agreement”) whereby the Subordinated Lenders agreed that the Notes as issued, in addition to the notes issued on February 17, 2011 by the Company to the Subordinated Lenders, would be subordinate to the obligations of the Company and its subsidiaries under the Credit Agreement with the Company’s commercial lender.

INVESTMENT AGREEMENT

Effective May 10, 2011, the Company entered into an Investment Agreement (the “Investment Agreement”) with Orchard Investments, LLC (“Orchard”); Black Family 1997 Trust; Leon D. Black, UAD 11/30/92 FBO Alexander Black; Leon D. Black, UAD 11/30/92 FBO Benjamin Black; Leon D. Black, UAD 11/30/92 FBO Joshua Black; Leon D. Black, UAD 11/30/92 FBO Victoria Black; Leon D. Black; John J. Hannan and Richard Ressler (“Ressler”) (each individually a “Bridge Lender” and collectively the “Bridge Lenders”), who are current shareholders and subordinated lenders under unsecured promissory notes in the aggregate amount of $4.0 million with the Company effective February 17, 2011 and April 27, 2011 (the “Notes”).

Pursuant to the Investment Agreement, the Bridge Lenders have agreed to provide a backstop commitment to the Qualified Offering and have agreed to collectively backstop the Qualified Offering by purchasing from the Company at a subscription price of $0.12 per share of Common Stock any shares not purchased by the Company’s shareholders of record who are entitled to participate in the rights offering (after giving effect to any oversubscriptions) up to 29,166,667 shares of Common Stock for a total purchase price of $3.5 million (the “Backstop Commitment”). In addition to their rights to purchase shares pursuant to the Qualified Offering and the Backstop Commitment, the Bridge Lenders have the option, in their sole discretion, to purchase from the Company, at the subscription price, any other shares not purchased by the Company’s stockholders through the Qualified Offering (the “Purchase Option”). If, after giving effect to the Qualified Offering, the Backstop Commitment and the Purchase Option, any of the Bridge Lenders shall have been unable to exchange any portion of his or its Notes, the Company will also offer each Bridge Lender the right to purchase additional shares of Common Stock at the subscription price (payable through the exchange of Bridge Loans for Common Stock) such that each Bridge Lender shall have exchanged all of his or its notes for shares of Common Stock (the “Additional Subscription Offer”). In addition, if Ressler and Orchard collectively acquire less than $1.0 million worth of shares of Common Stock as part of the Qualified Offering, the Backstop Commitment, the Purchase Option and the Additional Subscription Offer, the Company has agreed to offer to Ressler and Orchard an additional number of shares of Common Stock equal to the shortfall amount at the subscription price.

The transactions with the Bridge Lenders under the Investment Agreement are being made in reliance on an exemption from the registration requirements of the Act, and any shares issued pursuant to the Investment Agreement will not be covered by a registration statement filed pursuant to the Act.

The closing of the Investment Agreement is subject to satisfaction or waiver of customary conditions, including compliance with covenants and the accuracy of representations and warranties provided in the Investment Agreement, consummation of the Qualified Offering and the receipt of all requisite approvals and authorizations under applicable law. In addition, a condition to the closing the Investment Agreement provides that the Company will enter into a registration rights agreement with the Bridge Lenders to provide certain customary registration rights, which include demand and “piggyback” registration rights under the Act with respect to the shares of Common Stock purchased under the Investment Agreement and any other securities owned by the Bridge Lenders.

The Investment Agreement may be terminated at any time prior to the closing of the Backstop Commitment and the Additional Subscription Rights, if any: (1) by mutual written agreement of the Bridge Lenders and the Company; (2) by either party, in the event the rights offering does not close; and (3) by either party, if any governmental entity shall have taken action prohibiting any of the contemplated transactions.

The Company has agreed to indemnify the Bridge Lenders and their affiliates and each of their respective officers, directors, partners, employees, agents and representatives for losses arising out of (1) the Company’s breach of any representation or warranty set forth in the Investment Agreement, (2) the Qualified Offering, or (3) claims, suits or proceedings challenging the authorization, execution, delivery, performance or termination of the Qualified Offering, the Investment Agreement, or any of the transactions contemplated thereby (other than any such losses attributable to the acts, errors or omissions on the part of the Bridge Lenders in violation of the Investment agreement).